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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              GRANT PRIDECO, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                      76-0312499
         (State or other jurisdiction                         (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

           1450 LAKE ROBBINS DRIVE
                  SUITE 600
             THE WOODLANDS, TEXAS                                  77380
   (Address of principal executive offices)                      (Zip code)

                                 (281) 297-8500
              (Registrant's telephone number, including area code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                     NAME OF EACH EXCHANGE ON WHICH EACH
     TITLE OF EACH CLASS TO BE REGISTERED                 CLASS IS TO BE REGISTERED
     ------------------------------------            -----------------------------------
    Common Stock, par value $.01 per share                 New York Stock Exchange

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

               INFORMATION INCLUDED IN INFORMATION STATEMENT AND
                      INCORPORATED IN FORM 10 BY REFERENCE

ITEM 1. BUSINESS.

     See attached information statement under headings "Answers to Certain Questions Regarding the Spinoff", "The Spinoff" and "Business".

ITEM 2. FINANCIAL INFORMATION.

     See attached information statement under headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements".

ITEM 3. PROPERTIES.

     See attached information statement under heading "Business".

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     See attached information statement under heading "Security Ownership of Certain Beneficial Owners and Management".

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     See attached information statement under heading "Management".

ITEM 6. EXECUTIVE COMPENSATION.

     See attached information statement under heading "Management".

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     See attached information statement under headings "Relationship Between Grant Prideco and Weatherford After the Spinoff", "Management" and "Certain Relationships and Related Transactions".

ITEM 8. LEGAL PROCEEDINGS.

     See attached information statement under heading "Business".

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     See attached information statement under headings "The Spinoff", "Relationship Between Grant Prideco and Weatherford After the Spinoff", "Dividend Policy" and "Security Ownership of Certain Beneficial Owners and Management".

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     Not applicable.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     See attached information statement under heading "Description of Grant Capital Stock".

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     See attached information statement under heading "Liability and Indemnification of Officers and Directors".

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Not applicable.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     See attached information statement under headings "Financial Statements" and "Exhibits".

[WEATHERFORD LOGO]

                               December   , 1999

To the Stockholders of Weatherford International, Inc.:

     The Board of Directors of Weatherford International, Inc. has authorized a distribution to the Weatherford stockholders of all of the outstanding shares of Grant Prideco, Inc., a wholly owned subsidiary of Weatherford. The distribution
will be made on or about December   , 1999, to holders of record of Weatherford
common stock at the close of business on December   , 1999.

     The distribution of the Grant Prideco common stock will be made on the basis of one share of Grant Prideco common stock for each two shares of Weatherford common stock held by a Weatherford stockholder on the record date for the distribution. As such, if you hold 100 shares of Weatherford common stock on the record date, you will receive 50 shares of Grant Prideco common stock in the distribution.

     Grant Prideco is the world's largest provider of drill pipe and other drill stem products and is a leading provider of premium tubulars and connections in North America. Grant Prideco also provides tubulars and connections for conductors and risers for subsea wells. Following the distribution, the stock of Grant Prideco will be traded on the New York Stock Exchange under the symbol "GRP".

     The distribution of the Grant Prideco stock to the stockholders of Weatherford is intended to allow Weatherford and Grant Prideco to focus better on growing their respective businesses to compete in today's highly competitive and volatile markets. The distribution will separate the businesses of Weatherford and Grant Prideco in a manner that reflects their different missions and different financial, investment and operating characteristics so that each can pursue business strategies and objectives appropriate to its specific business. We expect the separation of the businesses to result in greater focus of our management teams on the core strengths that make each business successful and to allow for more effective incentives for key employees of each group. The separation also will permit our investors, customers, lenders and other constituencies to evaluate the respective businesses of Weatherford and Grant Prideco on a stand-alone basis.

     We are providing you the attached information statement solely for your information. The information statement contains important information about the distribution and important financial and other information about Grant Prideco. No action is being requested of you. If you hold shares of Weatherford common stock on the record date you will receive your shares of Grant Prideco stock in the distribution.

     For those of us who have been involved in the development and growth of Grant Prideco from its inception as part of Energy Ventures, Inc., the separation of Grant Prideco from Weatherford is not being done without some sadness. The managements of Weatherford and Grant Prideco, however, believe that the opportunities for growth created by the separation are significant and will enhance stockholder value. We look forward to the successful future of both companies as we enter the new millennium.

                                            Sincerely,

                                            /s/ Bernard J. Duroc-Danner

                                            Bernard J. Duroc-Danner
                                            President, Chief Executive Officer
                                            and Chairman of the Board
--------------------------------------------------------------------------------

Weatherford International, Inc.               www.weatherford.com
515 Post Oak Blvd., Suite 600
Houston, Texas 77027

[GRANT PRIDECO LOGO]

                             Information Statement
                                  Common Stock
                           (par value $.01 per share)

     Grant Prideco, Inc. is furnishing this information statement in connection with the spinoff by Weatherford International, Inc. of its wholly owned subsidiary, Grant Prideco. Weatherford will make the spinoff through a distribution to its stockholders of one share of Grant Prideco common stock for each two shares of Weatherford common stock held by the Weatherford stockholders on the record date for the distribution. The Board of Directors of Weatherford
has fixed the close of business on             , 1999 as the record date for the
spinoff. Grant Prideco is mailing this information statement to holders of
Weatherford common stock on or about             , 1999.

     Grant Prideco is the world's largest provider of drill pipe and other drill stem products to the oil and gas industry and is a leading provider of premium tubulars and connections in North America. Grant Prideco also provides tubulars and connections for conductors and risers for subsea wells. The spinoff will result in all of the outstanding shares of Grant Prideco common stock being distributed to holders of Weatherford common stock on a pro rata basis. Weatherford stockholders will not pay any consideration for shares of Grant Prideco common stock. The distribution of the Grant Prideco stock to the
Weatherford stockholders is scheduled to be made on             , 1999.

     Currently, there is no public market for the Grant Prideco common stock, although we expect that a "when-distributed" trading market will develop before the distribution date. We will apply to list the Grant Prideco common stock, and we believe that the Grant Prideco common stock will be approved for listing, on The New York Stock Exchange.

                             ---------------------

     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPINOFF. NO PROXIES ARE BEING SOLICITED. PLEASE DO NOT SEND US A PROXY.
                             ---------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

     Weatherford stockholders with questions related to the spinoff should contact Investor Relations, Weatherford International, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Telephone: (713) 693-4000; or the Grant Prideco common stock transfer agent, American Stock Transfer & Trust Company, at (800) 937-5449. American Stock Transfer & Trust Company also is acting as distribution agent for the spinoff.
                             ---------------------

                                          , 1999.

                               TABLE OF CONTENTS

ANSWERS TO CERTAIN QUESTIONS REGARDING THE SPINOFF..........     1
SUMMARY HISTORICAL FINANCIAL DATA...........................     4
FORWARD-LOOKING STATEMENTS..................................     5
  A Decline in Market Conditions Could Affect Projected
     Results................................................     5
  An Economic Downturn Could Adversely Affect Demand for
     Products and Services..................................     5
  Currency Fluctuations Could Have a Material Adverse
     Financial Impact.......................................     6
  Changes in Global Trade Policies Could Adversely Impact
     Operations.............................................     6
  Unexpected Litigation and Legal Disputes Could Have a
     Material Adverse Financial Impact......................     6
RISK FACTORS................................................     7
  The IRS May Treat the Transaction as Taxable to
     Weatherford and Its Stockholders if Representations
     Weatherford and Grant Prideco Made to the IRS Were
     Inaccurate or if Weatherford and Grant Prideco Do Not
     Comply with the Undertakings Made to the IRS...........     7
  We Generally Will be Responsible for Taxes if the Spinoff
     is Determined to be Taxable............................     7
  Weatherford Will Provide No Future Financial Support to
     Us.....................................................     7
  Weatherford and Grant Prideco Will Have a Business
     Relationship After the Spinoff and Conflicts May
     Arise..................................................     8
  There Is No Current Trading Market for the Grant Prideco
     Common Stock...........................................     8
  The Trading Prices of Weatherford Common Stock Will
     Change.................................................     9
  Our Business is Materially Affected By Drilling Activity
     and the Rig Count......................................     9
  Disruptions in Foreign Operations Could Adversely Affect
     Our Income.............................................     9
  Our Products and Services are Subject to Operational
     Hazards................................................     9
  We are Subject to Risks Related to the Year 2000 that
     could Negatively Impact Our Business...................     9
THE SPINOFF.................................................    11
  Reasons for the Spinoff...................................    11
  Distribution Agent........................................    12
  Manner of Effecting the Spinoff...........................    12
  Results of the Spinoff....................................    13
  Listing and Trading of the Grant Prideco Common Stock.....    13
  Certain Federal Income Tax Consequences of the Spinoff....    13
  Conditions; Termination...................................    14
  Reason for Furnishing this Information Statement..........    15
RELATIONSHIP BETWEEN GRANT PRIDECO AND WEATHERFORD AFTER THE
  SPINOFF...................................................    15
  Distribution Agreement....................................    15
     Pre-Spinoff Contributions..............................    16
     The Weatherford Note and Contribution of Debt..........    16
     Employment Matters; Treatment of Outstanding Stock
      Options and Restricted Stock..........................    16
       Adjustment and Substitution of Existing Weatherford
        Stock Options.......................................    16
       Options Granted Prior to September 1998..............    17
       Options Granted in September 1998 and Thereafter.....    17
       Treatment of Outstanding Restricted Stock............    18
       Additional Actions...................................    18
     Terms and Conditions of the Spinoff....................    18
     Allocation of Liabilities and Indemnities..............    18
  Tax Allocation Agreement..................................    18
  Transition Services Agreement.............................    19
  Preferred Supplier Agreement..............................    20
  Policies and Procedures for Addressing Conflicts..........    20

ACCOUNTING TREATMENT.......................................................................................         20
DIVIDEND POLICY............................................................................................         20
SELECTED HISTORICAL FINANCIAL DATA.........................................................................         21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................         22
  General..................................................................................................         22
  Market Trends and Outlook................................................................................         22
  Results of Operations....................................................................................         23
     Three and Six Months Ended June 30, 1999 Compared to the Three and Six Months Ended June 30, 1998.....         23
     Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.................................         26
     Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.................................         28
     Other Charges.........................................................................................         30
  Acquisitions.............................................................................................         31
  Liquidity and Capital Resources..........................................................................         32
  Tax Matters..............................................................................................         32
  Recent Accounting Pronouncements.........................................................................         33
  Year 2000 Matters........................................................................................         33
BUSINESS...................................................................................................         35
  General..................................................................................................         35
  Market Trends and Outlook................................................................................         35
  Growth Strategy..........................................................................................         36
  Drill Stem Products......................................................................................         36
     Drill Pipe............................................................................................         37
     Drill Collars.........................................................................................         37
     Heavyweight Drill Pipe and Other Drill Stem Products..................................................         37
  Premium Tubulars and Engineered Connections..............................................................         37
     Premium Tubulars and Connections......................................................................         38
     Premium Casing........................................................................................         38
     Couplings.............................................................................................         38
     Accessories and Insulated Tubing......................................................................         38
     Conductors and Risers for Subsea Structures...........................................................         38
     Other.................................................................................................         38
  Raw Materials............................................................................................         38
  Properties...............................................................................................         39
  Patents..................................................................................................         40
  Backlog..................................................................................................         40
  Insurance................................................................................................         40
  Federal Regulation and Environmental Matters.............................................................         40
  Employees................................................................................................         41
  Litigation...............................................................................................         41
  Principal Executive Offices..............................................................................         41
MANAGEMENT.................................................................................................         42
  Board of Directors and Committees of the Board of Grant Prideco..........................................         42
  Director Compensation....................................................................................         43
     Fees..................................................................................................         43
     Grant Prideco, Inc. 1999 Non-Employee Director Stock Option Plan......................................         44
     Director Deferred Compensation Plan...................................................................         44
  Executive Officers of Grant Prideco......................................................................         44
  Executive Compensation...................................................................................         45
  Stock Option Grants in Fiscal 1998.......................................................................         46

Aggregated Option Exercises in Fiscal 1998 and December 31, 1998 Option Values.............................         47
  Benefit Plans............................................................................................         47
     Grant Prideco, Inc. 1999 Employee Stock Option and Restricted Stock Plan..............................         47
     Grant Prideco, Inc. Executive Deferred Compensation Plan..............................................         47
     Grant Prideco, Inc. Foreign Executive Deferred Compensation Plan......................................         48
     Grant Prideco, Inc. 401(k) Savings Plan...............................................................         48
  Employment Agreements and Change-of-Control Arrangements.................................................         48
  Compensation Committee Interlocks and Insider Participation..............................................         49
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............................................         49
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................................         51
DESCRIPTION OF GRANT PRIDECO CAPITAL STOCK.................................................................         51
  General..................................................................................................         51
  Grant Prideco Common Stock...............................................................................         51
     Voting Rights.........................................................................................         51
     Dividend Rights.......................................................................................         52
     Liquidation Rights and Other Provisions...............................................................         52
  Grant Prideco Preferred Stock............................................................................         52
  No Preemptive Rights.....................................................................................         52
  Business Combinations with Interested Stockholders.......................................................         52
  Nomination of Directors..................................................................................         53
  Transfer Agent and Registrar.............................................................................         53
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS....................................................         53
  Exculpation of Monetary Liability........................................................................         53
  Indemnification..........................................................................................         54
INDEPENDENT PUBLIC ACCOUNTANTS.............................................................................         54
WHERE YOU CAN FIND MORE INFORMATION........................................................................         54
FINANCIAL STATEMENTS.......................................................................................        F-1

               ANSWERS TO CERTAIN QUESTIONS REGARDING THE SPINOFF

     The following answers certain questions you may have regarding the spinoff. We encourage you to read this information statement carefully and completely. References in this information statement to "Grant Prideco", "we", "us" or the "Company" include Grant Prideco, Inc. and its subsidiaries (after giving effect to the transactions contemplated in connection with the spinoff), except where the context otherwise requires. References in this information statement to "Weatherford" include Weatherford International, Inc. and its consolidated subsidiaries (other than Grant Prideco), except where the context otherwise requires.

Q:   WHAT IS THE SPINOFF?

A:   Grant Prideco currently is a wholly owned subsidiary of Weatherford. At the
     close of business on             , 1999, Weatherford will distribute all of
     the shares of Grant Prideco common stock to the Weatherford stockholders as a non-cash distribution, resulting in Grant Prideco becoming an independent, publicly-owned company.

Q:   WHO WILL RECEIVE GRANT PRIDECO COMMON STOCK?

A:   Holders of Weatherford common stock as of the close of business on
                 , 1999.

Q:   WHEN WILL THE SPINOFF OCCUR?

A:   The spinoff will occur on             , 1999.

Q:   HOW MANY SHARES OF GRANT PRIDECO COMMON STOCK WILL I RECEIVE?

A: You will receive one share of Grant Prideco common stock for each two shares of Weatherford common stock you hold as of the close of business on the record date. We estimate that Weatherford will distribute approximately shares of Grant Prideco common stock (based on the number of shares of Weatherford common stock outstanding on September 30, 1999). The shares to be distributed will constitute all of the outstanding shares of Grant Prideco common stock immediately after the spinoff.

Q:   WHEN WILL I RECEIVE SHARES OF GRANT PRIDECO COMMON STOCK?

A: On the distribution date, Weatherford will deliver certificates representing the shares of Grant Prideco common stock to the distribution agent for distribution. The distribution agent will mail certificates representing the shares of Grant Prideco common stock to holders of Weatherford common stock as soon as practicable thereafter. See "The Spinoff -- Manner of Effecting the Spinoff".

Q:   WHO IS ACTING AS THE DISTRIBUTION AGENT?

A:   American Stock Transfer & Trust Company.

Q:   SHOULD I SEND IN MY WEATHERFORD STOCK CERTIFICATES FOR EXCHANGE?

A: No. Holders of Weatherford common stock should not send stock certificates to Weatherford, Grant Prideco or the distribution agent. See "The
     Spinoff -- Manner of Effecting the Spinoff".

Q: WILL THERE BE A TRADING MARKET FOR GRANT PRIDECO COMMON STOCK AFTER THE SPINOFF? WILL GRANT PRIDECO HAVE A TRADING SYMBOL?

A: There is currently no public market for the Grant Prideco common stock. We will apply to list the shares of Grant Prideco common stock on the New York Stock Exchange under the trading symbol "GRP". See "The Spinoff -- Listing and Trading of the Grant Prideco Common Stock".

Q:   WHY IS WEATHERFORD SPINNING OFF GRANT PRIDECO?

A: Weatherford is spinning off Grant Prideco to allow Weatherford and Grant Prideco to focus better on growing their respective businesses to compete in today's highly competitive and volatile markets. We expect the spinoff to allow each company to develop its own strategy for growth and to fund that growth with its own capital resources without internal competition for financial and other resources. The objective of the spinoff is to allow Weatherford to continue its current strategy of becoming a major provider of products and services used to enhance reservoir recovery and complete oil and gas wells while allowing Grant Prideco to expand in the tubular and drilling markets by leveraging off its leading position as the world's largest provider of drill pipe and other drill stem products. We believe that given current market conditions, these objectives could not be achieved other than through a separation of Grant Prideco from Weatherford. See "The Spinoff -- Reasons for the Spinoff".

Q:   WHAT ARE GRANT PRIDECO'S OPERATIONS? WHICH OPERATIONS WILL WEATHERFORD
     RETAIN?

A: Grant Prideco conducts Weatherford's drilling products business. This business includes the manufacturing and sale of drill pipe and other drill stem products to the oil and gas industry, the provision of premium tubular and connections and the provision of tubulars and connections for conductors and risers for subsea applications. Weatherford will retain its downhole and well intervention services business, its completion products and services business, its artificial lift systems business and its compression services business.

Q:   HOW WILL GRANT PRIDECO BE CAPITALIZED AFTER THE SPINOFF?

A: Before the spinoff, we will issue a $100 million unsecured subordinated note to Weatherford and a $15 million credit to Weatherford for the purchase of drill stem products. Weatherford will then contribute to us all remaining intercompany indebtedness that we owe to Weatherford. We also expect to establish a secured credit facility in an amount up to $100 million for working capital purposes. Following the spinoff, we will have outstanding approximately $35 million in indebtedness including capitalized leases relating to obligations we previously incurred from third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Relationship Between Grant Prideco and Weatherford After the Spinoff -- Distribution Agreement -- The Weatherford Note and Contribution of Debt" and the Financial Statements.

Q:   CAN WEATHERFORD DECIDE NOT TO GO THROUGH WITH THE SPINOFF?

A: Yes. Weatherford can cancel the spinoff for any reason at any time before it is effected. See "The Spinoff -- Conditions; Termination".

Q:   WILL I BE TAXED ON THE SHARES OF GRANT PRIDECO THAT I RECEIVE IN THE
     SPINOFF?

A: Weatherford has conditioned the spinoff on the receipt of a favorable ruling from the Internal Revenue Service to the effect that, for United States federal income tax purposes, the spinoff generally will be tax-free to Weatherford stockholders. The tax ruling will not address state, local or foreign tax consequences that may apply to Weatherford stockholders. You should consult your tax advisor as to the particular tax consequences to you of the spinoff.

Q:   WILL WEATHERFORD BE TAXED ON THE SPINOFF?

A: The tax ruling that Weatherford is seeking requests confirmation that Weatherford generally should not recognize income, gain or loss as a result of the spinoff. The requested tax ruling will be based on representations made by Weatherford and Grant Prideco, the accuracy of which are critical to the spinoff qualifying as a tax-free distribution. See "The
     Spinoff -- Certain Federal Income Tax Consequences of the Spinoff".

Q: WHAT WILL BE THE RELATIONSHIP BETWEEN WEATHERFORD AND GRANT PRIDECO AFTER THE SPINOFF?

A: Weatherford will not own any stock of Grant Prideco after the spinoff other than in trust for employee benefit plans. Before the spinoff, Grant Prideco and Weatherford will enter into agreements with respect to relationships and transactions between Grant Prideco and Weatherford after the spinoff. These agreements include:

     - Distribution Agreement, providing for, among other things, (1) the spinoff and the division between Weatherford and us of certain assets and liabilities, (2) the issuance by us of a $100 million note to Weatherford and a $15 million drill stem purchase credit and the cancellation of all remaining intercompany indebtedness, (3) allocations of responsibilities with respect to employee benefit plans, employee compensation, and other labor and employment matters, (4) the terms and conditions of the spinoff and (5) material indemnification provisions.

     - Tax Allocation Agreement, providing for the allocation between Weatherford and us of tax liabilities that relate to periods before and after the distribution date. This agreement will provide that we generally will be responsible for any taxes relating to the spinoff other than in certain circumstances involving a change of control of Weatherford.

     - Preferred Supplier Agreement, pursuant to which we will sell drill pipe and related products to Weatherford as Weatherford's primary supplier at prices not higher than the lowest price at which we sell those products to similarly situated third parties. Weatherford will agree to purchase at least 70% of its drill stem purchases from us for a period of three years, subject to certain exceptions. Weatherford will be able to apply its $15 million drill stem credit for purchases under this agreement.

     - Transition Services Agreement, pursuant to which Weatherford will provide us with certain services on a temporary basis.

Q: WILL WEATHERFORD AND GRANT PRIDECO HAVE ANY COMMON DIRECTORS OR OFFICERS? HOW WILL CONFLICTS OF INTEREST BE AVOIDED?

A: Grant Prideco and Weatherford will share six common directors. In addition, Bernard Duroc-Danner, President, Chief Executive Officer and Chairman of the Board of Weatherford, will serve as Chairman of the Board of Grant Prideco, and Curtis Huff, Senior Vice President and General Counsel of Weatherford, will serve as Senior Vice President and Interim General Counsel of Grant Prideco. Grant Prideco and Weatherford will each adopt policies and procedures to be followed by the board of directors of each company to limit the involvement of these common directors in potential conflict situations, including requiring them to abstain from voting as a director of either Grant Prideco or Weatherford on certain matters that present a potential conflict of interest between the two companies and providing for the outside directors of each company to control the decision making process in certain situations. We believe that such potential conflict situations will be minimal. See "Relationship Between Grant Prideco and Weatherford After the Spinoff -- Policies and Procedures for Addressing Conflicts".

Q: WHAT ELSE SHOULD I BE CONCERNED ABOUT WITH RESPECT TO THE SPINOFF AND HOLDING AN INVESTMENT IN GRANT PRIDECO?

A: You should read this entire information statement carefully. You should read the sections entitled "Forward-Looking Statements" and "Risk Factors" in evaluating whether and for how long you should retain an investment in Grant Prideco common stock received in the spinoff.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical combined financial data of Grant Prideco. This information has been prepared on the basis as if we had been a stand-alone company for the periods presented. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and the Notes thereto (the "Financial Statements"). The following information may not be indicative of our future operating results.

                              THREE MONTHS
                                 ENDED            SIX MONTHS ENDED
                                JUNE 30,              JUNE 30,                         YEAR ENDED DECEMBER 31,
                           ------------------    -------------------    -----------------------------------------------------
                            1999       1998        1999       1998        1998        1997       1996       1995       1994
                           -------   --------    --------   --------    --------    --------   --------   --------   --------
                                                                     (IN THOUSANDS)
OPERATING DATA:
Revenues.................  $64,507   $172,002    $153,000   $361,715    $646,805    $630,021   $367,336   $167,616   $107,256
Operating Income
  (Loss).................   (2,733)    38,775(a)   (1,338)    82,970(a)  112,877(a)  115,436     46,322     15,238      2,640
Net Income (Loss)........   (3,953)    23,832(a)   (5,177)    49,328(a)   65,720(a)   61,514     23,588      3,059     (3,768)
Earnings (Loss) Per
  Share:(b)
  Basic..................  $ (0.04)  $   0.25    $  (0.05)  $   0.51    $   0.68    $   0.64   $   0.26   $   0.04   $  (0.06)
  Diluted................  $ (0.04)  $   0.24    $  (0.05)  $   0.51    $   0.67    $   0.63   $   0.26   $   0.04   $  (0.06)

                                                                                          DECEMBER 31,
                                                          JUNE 30,   ------------------------------------------------------
                                                            1999       1998       1997        1996        1995       1994
                                                          --------   --------   --------   ----------   --------   --------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets............................................  $663,186   $738,314   $662,598   $  396,693   $237,854   $146,824
Long-Term Debt..........................................     7,064      9,265     27,387        3,432      2,591      4,641
Subordinated Note to Weatherford........................   100,000    100,000    100,000      100,000     51,425     65,911
Stockholder's Equity....................................   458,766    445,211    332,722      164,220    104,094     18,593

---------------

(a) Includes $6.9 million, $4.5 million net of tax, and $35.0 million, $22.8 million net of tax, of other charges relating to a reorganization and rationalization of our business in light of our industry conditions for the three and six months ended June 30, 1998 and for the year ended December 31, 1998, respectively.

(b) Basic and diluted earnings per share have been calculated using Weatherford's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively. The per share data is based on the average number of shares of Weatherford common stock outstanding rather than the average number of shares of Grant common stock that would have been outstanding had the distribution of one share of Grant common stock for each two shares of Weatherford common stock been consummated.

                           FORWARD-LOOKING STATEMENTS

     This information statement contains statements relating to our future results, including certain projections and business trends, which constitute "forward-looking statements". Certain risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this information statement and in our other disclosures. These risks and uncertainties include, but are not limited to, the following:

A DECLINE IN MARKET CONDITIONS COULD AFFECT PROJECTED RESULTS.

     Any unexpected material changes in oil and gas prices or other market trends that would impact drilling activity would likely affect the forward-looking information contained in this information statement. Our results for 1999 were materially and adversely affected by the downturn in the industry that began in 1998. Although we currently expect that our results for 2000 will show an improvement over 1999 due to the recent increase in oil prices and drilling activity and a general industry view that market conditions have bottomed out and are beginning to recover, the oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control.

     Our estimates as to future results and industry trends described in this information statement are based on assumptions regarding the future prices of oil and gas, the North American and international rig counts and their effect on the demand and pricing of our products and services. In analyzing the market and its impact on us for the balance of 1999 and 2000, we have made the following assumptions:

     - The recent increase in the price of oil will result in modest improvements in drilling activity in the fourth quarter of 1999 and an improvement of between 10% and 20% by the second half of 2000.

     - Oil prices will average around $20 per barrel for West Texas Intermediate crude.

     - Average natural gas prices for 2000 will remain at or near their current levels.

     - World demand for oil will be up only slightly.

     - Drilling activity will increase slightly beyond normal demand as oil companies seek to replace and produce reserves that were not replaced or produced in 1999.

     - North American and international rig counts will improve, with increases in the international rig count following the North American rig count increase by around six months. In 2000, we expect the average rig count for North America to be around 1,040 and the international rig count to average around 629.

     - Demand for drill pipe and other drill stem products will gradually increase during 2000, with the strongest increases occurring in the second half of 2000. Demand for premium tubulars will continue to increase through the remainder of 1999 and into 2000 as drilling activity increases and distributors restock inventories.

     - Pricing for many of our products and services will continue to be subject to pricing pressures due to industry consolidations and competition as the industry recovers.

We have based these assumptions on various macro-economic factors, and actual market conditions could vary materially from those assumed.

AN ECONOMIC DOWNTURN COULD ADVERSELY AFFECT DEMAND FOR PRODUCTS AND SERVICES.

     The economic downturn that began in Asia in 1997 affected the economies in other regions of the world, including South America and the former Soviet Union, and contributed to the decline in the price of oil and the level of drilling activity. Although the economy in the United States also has experienced one of its longest periods of growth in recent history, the continued strength of the United States economy cannot be assured. If the United States or European economies were to begin to decline or if the economies of South America or Asia were to experience further material problems, the demand and price for oil and gas and our products and services could again adversely affect our revenues and income. We have assumed that a worldwide recession or a material downturn in the United States economy will not occur.

CURRENCY FLUCTUATIONS COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. Our forward-looking statements assume no material impact from changes in currencies because our financial position generally is dollar based or hedged. For those revenues denominated in local currency, the effect of foreign currency fluctuations is largely mitigated because local expenses are denominated in the same currency.

CHANGES IN GLOBAL TRADE POLICIES COULD ADVERSELY IMPACT OPERATIONS.

     Changes in global trade policies in our markets could adversely impact our operations in these markets. We have assumed that there will be no material changes in global trading policies.

UNEXPECTED LITIGATION AND LEGAL DISPUTES COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     If we experience unexpected litigation or unexpected results in our existing litigation having a material effect on results, the accuracy of the forward-looking statements would be affected. Our forward-looking statements assume that there will be no such unexpected litigation or results.

                                  RISK FACTORS

     In addition to the other information contained in this information statement, recipients of Grant Prideco common stock should carefully consider the following information.

THE IRS MAY TREAT THE TRANSACTION AS TAXABLE TO WEATHERFORD AND ITS STOCKHOLDERS IF REPRESENTATIONS WEATHERFORD AND GRANT PRIDECO MADE TO THE IRS WERE INACCURATE OR IF WEATHERFORD AND GRANT PRIDECO DO NOT COMPLY WITH THE UNDERTAKINGS MADE TO THE IRS.

     The spinoff is conditioned on Weatherford receiving a favorable ruling from the IRS to the effect that, for United States federal income tax purposes, the spinoff generally will be tax-free to Weatherford and its stockholders. It is possible that Weatherford and its stockholders could be subject to a material amount of taxes as a result of the spinoff if the representations and undertakings Grant Prideco and Weatherford made to the IRS in connection with obtaining the proposed tax ruling are determined to be inaccurate. In addition, under the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (including proposed regulations), the spinoff could be determined to be taxable if within two years following the spinoff there were to be a change of control of either Weatherford or Grant Prideco and Weatherford and Grant Prideco were not able to rebut the presumption that the change in control was contemplated at the time of the spinoff. For a description of material United States federal income tax consequences to Weatherford stockholders of the spinoff, see "The Spinoff -- Certain Federal Income Tax Consequences of the Spinoff".

WE GENERALLY WILL BE RESPONSIBLE FOR TAXES IF THE SPINOFF IS DETERMINED TO BE TAXABLE.

     Under the terms of the Distribution Agreement, we will be responsible and liable to Weatherford for any and all corporate level taxes or liabilities incurred by Weatherford relating to the spinoff except to the extent the spinoff is determined to be taxable as a result of a change of control of Weatherford following the spinoff. Our obligation and liability will apply under all other circumstances, regardless of the reason for the spinoff being determined to be taxable. This liability would extend to circumstances within the control of Weatherford as well as circumstances under which it is alleged or determined that there was a breach or misrepresentation, negligent or otherwise, by Weatherford in connection with the proposed tax ruling. We also will be restricted under the Tax Allocation Agreement from engaging in certain transactions without the consent of Weatherford that could affect the taxability of the spinoff unless Weatherford receives a supplemental tax ruling or an acceptable tax opinion. For a summary of Weatherford's and Grant Prideco's obligations in connection with obtaining the tax ruling and potential tax liabilities if the transaction is held to be taxable, see "Relationship Between Grant Prideco and Weatherford After the Spinoff -- Tax Allocation Agreement".

WEATHERFORD WILL PROVIDE NO FUTURE FINANCIAL SUPPORT TO US.

     Although we believe that we will be able to fund our planned expenditures and meet our obligations to pay principal and interest on our debt following the spinoff with internally generated funds and borrowings under our the proposed credit facility, we cannot assure you that sufficient funds will be generated or available to us. Further, we cannot assure you that we will be able to secure sufficient debt or equity financing to fund our growth strategy.

     Weatherford has no obligation to support us financially after the spinoff. As a result, we will need to secure and maintain our own credit facilities. As a smaller company engaged in a volatile sector of the oil and gas industry, the cost of capital to us is expected to be greater than that which we paid as a Weatherford subsidiary. Financing in our industry also is illiquid at this time and the long-term debt markets are expensive for companies of our size and credit.

     Our strategy envisions growth through acquisitions. We expect to finance future acquisitions through a combination of the issuance of additional equity and debt financing. Additional equity issuances will be dependent on the nature of the opportunity that arises and the anticipated accretion or dilution from the acquisition to our stockholders. We expect any debt financing would initially be in the form of high yield notes or debentures. Under the terms of the $100 million note that we will issue to Weatherford, the proceeds from any new financing (other than working capital borrowings and equity financings issued as part of an acquisition) must first be applied to the repayment of the Weatherford note. This repayment obligation could affect the amount and terms of any third party debt financing that would be available to us.

     In connection with the spinoff, we expect to enter into a credit facility that would provide us with up to $100 million for working capital purposes, of which we expect $30 to $50 million to be available to us initially. We expect that this facility would be secured by our inventory and receivables and guaranteed by our domestic subsidiaries. This facility also would place limits on our ability to incur new debt, engage in certain acquisitions and investments, grant liens and make distributions to our stockholders.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Relationship Between Weatherford and Grant Prideco After the Spinoff" and the Financial Statements.

WEATHERFORD AND GRANT PRIDECO WILL HAVE A BUSINESS RELATIONSHIP AFTER THE SPINOFF AND CONFLICTS MAY ARISE.

     The terms of the agreements between Weatherford and Grant Prideco were not negotiated and were proposed by Weatherford as our sole stockholder. As a result, the terms of those agreements, in particular the Distribution Agreement, the Tax Allocation Agreement, the Preferred Supplier Agreement and the Weatherford note, may not reflect the terms that would have been provided to us from an unrelated third party. Weatherford as our sole stockholder has ratified the terms of these agreements and we have acknowledged that the agreements will constitute our valid obligations.

     Persons associated with Weatherford also will have a continuing relationship with Grant Prideco. Six current directors of Weatherford, Messrs. David J. Butters, Bernard J. Duroc-Danner, Sheldon B. Lubar, William E. Macaulay, Robert K. Moses, Jr. and Robert A. Rayne, will be named directors of Grant Prideco. These directors will represent two-thirds of our initial Board of Directors of Grant Prideco. In addition, Mr. Duroc-Danner, President, Chief Executive Officer and Chairman of the Board of Directors of Weatherford, will serve as our Chairman of the Board and Curtis W. Huff, Senior Vice President and General Counsel of Weatherford, will serve as our Senior Vice President and Interim General Counsel.

     The persons currently associated with Weatherford were asked to serve as directors or officers of Grant Prideco because of their experience and knowledge of us and our businesses. Although each of them will have a fiduciary obligation to both Weatherford and Grant Prideco, we cannot assure you that no conflicts of interest will arise with them or Weatherford relating to Weatherford and Grant Prideco after the spinoff. Weatherford and Grant Prideco will each adopt policies and procedures to be followed by their respective board of directors to limit the involvement of Messrs. Butters, Duroc-Danner, Lubar, Macaulay, Moses and Rayne in conflict situations, including requiring them to abstain from voting as a director of either Grant Prideco or Weatherford on certain matters that present a potential conflict of interest between the two companies. See "Relationship Between Grant Prideco and Weatherford After the Spinoff".

THERE IS NO CURRENT TRADING MARKET FOR THE GRANT PRIDECO COMMON STOCK.

     There currently is no public market for our common stock. Although we expect our common stock to be listed on the New York Stock Exchange following the spinoff, we cannot predict the prices at which our common stock will trade after the spinoff. We expect that a large number of holders of our common stock may sell their shares shortly following the spinoff due to the investment objectives and requirements of those holders. Until our common stock is fully distributed and an orderly market develops, we believe the prices at which our common stock will trade will fluctuate significantly. The trading price of our common stock will be influenced by a variety of factors, including our operating results and liquidity of the market for our common stock, investor perception of Grant Prideco, the industry in which we operate and general and economic market conditions. See "The Spinoff -- Listing and Trading of the Grant Prideco Common Stock".

THE TRADING PRICES OF WEATHERFORD COMMON STOCK WILL CHANGE.

     The combined trading prices of our common stock and the Weatherford common stock held by stockholders after the spinoff may be less than, equal to or greater than the trading prices of Weatherford common stock immediately before the spinoff. As a result of the spinoff, we expect the trading price range of Weatherford common stock to be lower than the trading price range of Weatherford common stock immediately before the spinoff. See "The Spinoff -- Listing and Trading of the Grant Prideco Common Stock".

OUR BUSINESS IS MATERIALLY AFFECTED BY DRILLING ACTIVITY AND THE RIG COUNT.

     Although we currently expect that demand for our drill stem products will increase in 2000 due to higher oil prices and drilling activity, a material decline in either prices or drilling activity would negatively impact our future results. Our business is materially dependent on the level of drilling activity worldwide. During 1997 and the first half of 1998 we benefitted from an increase in drilling activity that resulted in strong demand for our drill pipe and other drill stem products. When drilling activity declined in second half of 1998 and 1999 our business fell significantly. In general, we believe that our drill stem business trails changes in the rig count by six to nine months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

DISRUPTIONS IN FOREIGN OPERATIONS COULD ADVERSELY AFFECT OUR INCOME.

     Our operations in certain locations outside the United States, including Mexico, India, China and Malaysia, are subject to various political and economic conditions existing in such countries that could disrupt operations. Disruptions may occur in our foreign operations and losses may occur that will not be covered by insurance.

     Oil Country Tubular Limited manufactures drill pipe and other products for us under a long-term exclusive manufacturing arrangement. Although we have sought to minimize the risks of this operation through a manufacturing agreement rather than owning a local manufacturing operation, we have provided OCTL with a substantial amount of raw materials, inventory and working capital for the products it manufactures for us. Our business in India through our relationship with OCTL has been adversely affected by the downturn of the economies in the eastern hemisphere and is subject to various political and economic risks as well as financial and operational risks with respect to OCTL. We have recently substantially curtailed purchases from OCTL in India and expect to continue to curtail these purchases into 2000. A termination of our relationship with OCTL could have a material adverse affect on our income and results.

OUR PRODUCTS AND SERVICES ARE SUBJECT TO OPERATIONAL HAZARDS.

     We could be sued in lawsuits asserting potentially large claims if litigation arises from an accident at a location where our products or services are used or provided. Our products are used for the exploration and production of oil and natural gas. These operations are subject to hazards inherent in the oil and gas industry that can cause personal injury or loss of life, damage to property, equipment, the environment and marine life, and suspension of operations. These hazards include fires, explosions, craterings, blowouts and oil spills.

WE ARE SUBJECT TO RISKS RELATED TO THE YEAR 2000 THAT COULD NEGATIVELY IMPACT OUR BUSINESS.

     The Year 2000 issue is the risk that information systems, computers, equipment and products using date-sensitive software or containing computer chips with two-digit date fields will be unable to correctly process the Year 2000 date change. If not identified and corrected prior to the Year 2000, failures could occur in our software, hardware, equipment and products and those of our suppliers, vendors and customers that could result in interruptions in our business. Any failure could have a material impact on us.

     In response to the Year 2000 issue, we have prepared and implemented a plan to assess significant Year 2000 issues and remediate any problems we identify. Although our Year 2000 plan is a comprehensive, multi-step process covering our information technology systems and non-information technology systems, we cannot guarantee that our information technology and non-information technology systems or those of third-party contractors will be Year 2000 ready or that the failure of us or any of these third parties to have Year 2000 ready systems would not result in interruptions in our business. Any such interruptions could have a material adverse impact on us. Further, there can be no assurance that any contingency plan developed by us will be sufficient to alleviate or remediate any significant Year 2000 problems that we may experience. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Matters".

                                  THE SPINOFF

REASONS FOR THE SPINOFF

     The spinoff is intended to allow Weatherford and Grant Prideco to focus better on growing their respective businesses to compete in today's highly competitive and volatile markets. We expect the spinoff to allow each company to develop its own strategy for growth and to fund that growth with its own capital resources without internal competition for financial and other resources. The objective of the spinoff is to allow Weatherford to continue its current strategy of becoming a major provider of products and services used to enhance reservoir recovery and complete oil and gas wells while allowing Grant Prideco to expand in the tubular and drilling markets by leveraging off its position as the world's largest provider of drill pipe and other drill stem products. We believe that given current market conditions, these objectives could not be achieved other than through a separation of Grant Prideco from Weatherford.

     The decision to effect the spinoff was triggered by the significant changes that have occurred in the oil and gas industry during the last year and a half. During this period, the industry has experienced what we believe to have been one of the most fundamental economic and structural changes ever seen in the industry. These changes were caused in part by a precipitous drop in the worldwide price of oil in 1998 and a related fall in the North American and international rig counts. During the latter part of 1998 and through the first half of 1999, our industry saw oil prices range from a high of $17.89 per barrel to a low of $10.44 per barrel and the North American and international rig counts range from a high of 1,059 and 732, respectively, to a low of 534 and 591, respectively.

     The decline and volatility in oil prices and drilling activity resulted in record low drilling activity by Weatherford's and Grant Prideco's customers throughout the world and wholesale reductions in field activity and capital spending in many regions, in particular Canada, the United States and the Far East. These conditions led to large layoffs and cost reductions in the industry, an unprecedented consolidation among the major oil companies and what we believe to be a long-term change in the competitive landscape in the industry.

     It is against this background that Weatherford undertook a review of our businesses and prospects and our relationship with Weatherford's other businesses to determine the best way to achieve long-term growth. In analyzing our future prospects, Weatherford's board concluded that for us to continue to grow and prosper, we would need to pursue new opportunities and acquisitions in the tubular and drilling segments of the industry. Although we believe that many opportunities exist for us to grow in these areas, we have not been able to take full advantage of these opportunities as part of Weatherford due to the capital cost that would be necessary to do so and Weatherford's focus on reservoir and production enhancement and investments in technology to compete in today's cost conscious environment. In general, additional material investments in our businesses were considered to be inconsistent with the strategic direction and focus of Weatherford's other businesses.

     Over the past year, we have been presented with certain acquisition and combination opportunities for growth in the tubular segment of the industry that would have required Weatherford to invest substantial amounts of cash in our businesses or for us to issue our own stock to fund the acquisition. While we believe those opportunities would have been desirable for us, they generally were inconsistent with the strategic direction of Weatherford's other businesses. Those opportunities also had to compete against other opportunities Weatherford was pursuing during the market downturn that had generally lower costs of capital and potentially higher growth rates. Because of these limitations and constraints on capital and a related desire by Weatherford to remain focused on reservoir recovery enhancement, we were not able to take advantage of those opportunities.

     Following the spinoff, we intend to actively pursue acquisitions and other opportunities for growth in our core businesses, including:

     - Additional acquisitions where desirable;

     - The addition of new tubular and thread technologies;

     - International expansion;

     - The addition of new products and services that are complementary to our existing products and services;

     - The investment in new tubular and connection technologies and joint venture projects such as our titanium drill pipe project with RTI Energy Systems, Inc. and our connection project for expandable tubing; and

     - The investment in additional subsea products and services.

     We intend to finance these acquisitions and growth opportunities through a combination of internally generated capital, equity issuances and incurrences of debt where deemed prudent or appropriate. Any issuances of equity will depend upon the opportunity and circumstances. We will incur debt only where we consider the terms to be appropriate.

     The separation of our businesses from Weatherford also is intended to allow us to reduce various conflicts that have arisen over the past year between our businesses and certain of Weatherford's other businesses. In particular, many of our customers are competitors of Weatherford and have been reluctant to support our businesses when the benefit of that support inured to Weatherford as a competitor. We believe that a separation of our businesses from Weatherford should reduce these conflicts and benefit both of our businesses.

DISTRIBUTION AGENT

     The distribution agent is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

MANNER OF EFFECTING THE SPINOFF

     The general terms and conditions relating to the spinoff are set forth in the Distribution Agreement between Weatherford and Grant Prideco.

     Weatherford will effect the spinoff on the distribution date by delivering certificates evidencing shares of our common stock to the distribution agent for distribution to holders of record of Weatherford common stock as of the close of business on the record date. The spinoff will be made on the basis of one share of our common stock for each two shares of Weatherford common stock outstanding as of the close of business on the record date. The total number of shares of our common stock to be distributed will depend on the number of shares of Weatherford common stock outstanding on the record date. The shares of our common stock will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Grant Prideco Capital Stock".

     THE DISTRIBUTION AGENT WILL MAIL CERTIFICATES REPRESENTING SHARES OF OUR COMMON STOCK TO WEATHERFORD STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE DISTRIBUTION DATE. HOLDERS OF WEATHERFORD COMMON STOCK SHOULD NOT SEND CERTIFICATES TO GRANT PRIDECO, WEATHERFORD OR THE DISTRIBUTION AGENT. THE DISTRIBUTION AGENT WILL MAIL THE STOCK CERTIFICATES REPRESENTING SHARES OF OUR COMMON STOCK AS SOON AS PRACTICABLE AFTER THE DISTRIBUTION DATE. WEATHERFORD STOCK CERTIFICATES WILL CONTINUE TO REPRESENT SHARES OF WEATHERFORD COMMON STOCK AFTER THE SPINOFF IN THE SAME AMOUNT SHOWN ON THOSE CERTIFICATES.

     No holder of Weatherford common stock will be required to pay any cash or other consideration for the shares of our common stock received in the spinoff or to surrender or exchange shares of Weatherford common stock to receive shares of our common stock. No fractional shares of our common stock will be issued in the spinoff. Any fractional shares of our common stock will be rounded up to the nearest whole.

RESULTS OF THE SPINOFF

     We will be a separate public company after the spinoff and will continue to own and operate our drilling products and tubular businesses. The number and identity of the holders of our common stock immediately after the spinoff likely will be substantially the same as the number and identity of the holders of Weatherford common stock on the record date. Immediately after the spinoff, we expect to have approximately 3,140 holders of record of our common stock and
approximately           shares of our common stock outstanding based on the
number of record holders and outstanding shares of Weatherford common stock as of the close of business on September 30, 1999. We will determine the actual number of shares of our common stock to be distributed as of the record date.

     The spinoff will not affect the number of outstanding shares of Weatherford common stock or any rights of Weatherford stockholders. For certain information regarding the options to purchase our common stock that will be outstanding after the spinoff, see "Relationship Between Grant Prideco and Weatherford After the Spinoff -- The Distribution Agreement -- Employment Matters; Treatment of Outstanding Stock Options and Restricted Stock".

LISTING AND TRADING OF THE GRANT PRIDECO COMMON STOCK

     We will apply to list our common stock on The New York Stock Exchange under the ticker symbol "GRP". We anticipate that our common stock will be approved for listing by the distribution date, and that trading may commence on a "when-distributed" basis before the spinoff. On the trading day following the date that the distribution agent mails certificates for our common stock, "when-distributed" trading of our common stock and Weatherford common stock will end and ordinary trading will begin. The New York Stock Exchange will not approve any trading of our common stock until the Securities and Exchange Commission has declared our registration statement in respect of our common stock effective, which is expected to occur before the distribution date.

     There currently is no public market for our common stock. Although we expect our common stock to be listed on the New York Stock Exchange following the spinoff, we cannot predict the prices at which our common stock will trade after the spinoff. We expect that a large number of holders of our common stock may sell their shares shortly following the spinoff due to their investment objectives and requirements. Until our common stock is fully distributed and an orderly market develops, we believe the prices at which our common stock will trade will fluctuate significantly. The trading price of our common stock will be influenced by a variety of factors, including our operating results, the depth and liquidity of the market for our common stock, investor perception of Grant Prideco, the industry in which we operate and general and economic market conditions.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPINOFF

     The following is a summary of the material United States federal income tax consequences relating to the spinoff. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document.

     THE FOLLOWING SUMMARY DOES NOT DISCUSS ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO WEATHERFORD STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, NOR DOES IT ADDRESS THE CONSEQUENCES TO WEATHERFORD STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE UNITED STATES FEDERAL INCOME TAX LAWS, SUCH AS TAX-EXEMPT ENTITIES, NON-RESIDENT ALIEN INDIVIDUALS, FOREIGN ENTITIES, FOREIGN TRUSTS AND ESTATES AND BENEFICIARIES THEREOF, PERSONS WHO ACQUIRE SUCH WEATHERFORD STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INSURANCE COMPANIES AND DEALERS IN SECURITIES. THIS SUMMARY ALSO DOES NOT ADDRESS THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO WEATHERFORD STOCKHOLDERS WHO DO NOT HOLD THEIR WEATHERFORD COMMON STOCK AS A CAPITAL ASSET. THIS SUMMARY DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. WE URGE YOU TO CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE SPINOFF.

     Weatherford has requested a ruling from the IRS to the effect that, for United States federal income tax purposes, the spinoff will qualify under
Section 355 of the Code as a distribution that is generally tax-free to Weatherford and its stockholders. Although rulings generally are binding on the IRS, Weatherford will not be able to rely on the tax ruling if any factual representations Weatherford and Grant Prideco made to the IRS are incorrect or untrue in any material respect or if Weatherford and Grant Prideco do not comply with any undertakings they made to the IRS. We are not aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect.

     If Weatherford completes the spinoff and, notwithstanding the tax ruling, the spinoff is held to be taxable for United States federal income tax purposes, both Weatherford and its stockholders that receive our common stock could be subject to a material amount of taxes as a result of the spinoff. The amount of taxes to which Weatherford would be subject will be based on the difference between our aggregate market value immediately following the spinoff and Weatherford's tax basis in our common stock at the time of the spinoff (which Weatherford estimates will be approximately $ million). We will be liable to Weatherford for any such corporate level taxes incurred by Weatherford except to the extent those taxes are attributable to a change of control of Weatherford following the spinoff. For a description of Weatherford's and Grant Prideco's obligations in connection with obtaining the tax ruling and potential tax liabilities if the spinoff is held to be taxable, see "Relationship Between Grant Prideco and Weatherford After the Spinoff -- Tax Allocation Agreement".

     The tax ruling will provide that for United States federal income tax purposes:

     - No gain or loss will be recognized by, and no amount will be included in the income of, the Weatherford stockholders upon their receipt of shares of our common stock in the spinoff.

     - The aggregate basis of our common stock and the Weatherford common stock in the hands of each Weatherford stockholder after the spinoff will equal the aggregate basis of the Weatherford common stock held by such Weatherford stockholder immediately before the spinoff, allocated between our common stock and the Weatherford common stock in proportion to their respective fair market values.

     - The holding period of our common stock received from Weatherford by each Weatherford stockholder in the spinoff will include the holding period of the Weatherford common stock held by such Weatherford stockholder immediately before the spinoff, provided that such Weatherford stockholder held the Weatherford common stock as a capital asset on the date of the spinoff.

     The tax ruling will not address tax basis issues with respect to holders of Weatherford common stock who have blocks of Weatherford common stock with different per share tax bases. Those holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of the spinoff.

     United States Treasury regulations require each Weatherford stockholder that receives shares of our common stock in the spinoff to attach to the holder's United States federal income tax return for the year in which such stock is received a detailed statement of data demonstrating the applicability of Section 355 of the Code to the spinoff. Within a reasonable time after the spinoff, Weatherford will provide Weatherford stockholders and Weatherford stockholders who receive our common stock in the spinoff with the information necessary to comply with this requirement, and will provide information regarding the allocation of tax basis described above.

     We urge you to consult your tax advisors as to the particular tax consequences to you of the spinoff, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this document.

CONDITIONS; TERMINATION

     The Distribution Agreement provides that Weatherford may decline to consummate the spinoff if:

     - The transfers of assets and liabilities contemplated by the Distribution Agreement to occur prior to the spinoff have not been consummated in all material respects.

     - Our new board of directors has not been elected as of the spinoff and our certificate of incorporation and the bylaws, as each will be in effect after the spinoff, are not effective as of the spinoff.

     - The registration statement of which this information statement is a part has not been declared effective.

     - Weatherford has not received the tax ruling.

     - We have not entered into the agreements, instruments, understandings, assignments or other arrangements contemplated by the Distribution Agreement, including the Tax Allocation Agreement, the Transition Services Agreement and the Preferred Supplier Agreement. See "Relationship Between Grant Prideco and Weatherford After the Spinoff".

     - Our common stock has not been approved for listing on The New York Stock Exchange.

     Weatherford's board may waive any of these conditions in its discretion. Weatherford, however, has advised us that it would not waive the condition of a tax ruling, the registration of our stock under the Exchange Act or the execution by us of the material agreements contemplated by the Distribution Agreement. YOU ALSO SHOULD BE AWARE THAT EVEN IF ALL OF THESE CONDITIONS ARE SATISFIED, WEATHERFORD'S BOARD HAS THE RIGHT TO ABANDON, DEFER OR MODIFY THE TERMS OF THE SPINOFF AT ANY TIME BEFORE THE DISTRIBUTION DATE. See "Relationship Between Grant Prideco and Weatherford After the Spinoff".

REASON FOR FURNISHING THIS INFORMATION STATEMENT

     We are providing this information statement solely to provide information to Weatherford stockholders who will receive our common stock in the spinoff. It is not an inducement or encouragement to buy or sell any securities of Weatherford or Grant Prideco. We believe the information contained in this information statement is accurate as of the date set forth on the cover page. Changes may occur after that date, and neither Grant Prideco nor Weatherford will update the information except in the normal course of their respective public disclosure practices.

               RELATIONSHIP BETWEEN GRANT PRIDECO AND WEATHERFORD
                               AFTER THE SPINOFF

     On or before the distribution date, we will enter into various agreements with Weatherford to govern certain of the ongoing relationships between Weatherford and us after the spinoff and to provide for an orderly transition to the status of two separate companies. These agreements will be approved and ratified by Weatherford as our sole stockholder before the spinoff. A summary of the material provisions of these agreements follows. The terms of these agreements are subject to change before the spinoff. The forms of agreements summarized in this section are included as exhibits to our registration statement of which this information statement forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed.

DISTRIBUTION AGREEMENT

     Before the spinoff, we will enter into a Distribution Agreement with Weatherford that will:

     - Set forth the steps to be taken to separate our business from the remaining Weatherford businesses, which will result in our business being conducted by us and our wholly owned subsidiaries.

     - Provide for our issuance of the $100 million Weatherford note and Weatherford's contribution to us of all remaining intercompany indebtedness we owe to Weatherford other than a $15 million drill stem purchase credit.

     - Provide for allocations of responsibilities with respect to employee benefit plans, employee compensation, and other labor and employment matters, including the satisfaction of obligations to issue stock upon the exercise of prior Weatherford options.

     - Set forth the terms and conditions of the spinoff.

     - Provide for certain indemnities of Weatherford by us with respect to matters involving our business.

  Pre-Spinoff Contributions

     The Distribution Agreement will outline certain corporate transactions to be taken immediately before the spinoff, which transactions will result in our business being wholly within Grant Prideco. The information in this information statement gives effect to these transactions.

 The Weatherford Note and Contribution of Debt

     Before the spinoff, we will issue an unsecured subordinated note to Weatherford in the amount of $100 million. Weatherford will then contribute to us all remaining intercompany indebtedness that we owe to Weatherford, except for a $15 million drill stem purchase credit. The Weatherford note will bear interest at an annual rate of 10%. Interest payments will be due quarterly, and principal and all unpaid interest will be due no later than December 31, 2001. If we complete a debt or equity financing (whether public or private, but excluding working capital borrowings under our proposed credit facility and any equity issued in connection with a business combination) while the Weatherford note is outstanding, we will be required to use a portion of the net proceeds of that financing to repay any amount outstanding under the Weatherford note as of the time we complete that financing. The Weatherford note will be subordinated to our proposed credit facility. The terms of the drill stem purchase credit are described under "Preferred Supplier Agreement". We expect to refinance the Weatherford note as soon as practicable when market conditions permit.

 Employment Matters; Treatment of Outstanding Stock Options and Restricted Stock

     The Distribution Agreement will allocate certain responsibilities with respect to employee compensation, benefit and labor matters. The allocation of responsibility and adjustments to be made pursuant to the Distribution Agreement is substantially consistent with the existing benefits provided to Weatherford employees under Weatherford's various compensation plans. The Distribution Agreement will provide that we will assume or retain all unpaid liabilities of Weatherford under employee benefit plans, policies, arrangements, contracts and agreements with respect to employees whom we employ on or after the distribution date (except for certain nonqualified deferred compensation attributable to services performed for Weatherford). We will also be required to provide to the holders of certain of Weatherford's options shares of our common stock on the exercise of those options.

     Weatherford will retain all unpaid liabilities of Weatherford under employee benefit plans, policies, arrangements, contracts and agreements with respect to employees who will be employees of Weatherford or its subsidiaries on or after the distribution date.

    Adjustment and Substitution of Existing Weatherford Stock Options

     As of September 30, 1999, there were outstanding options and warrants to purchase an aggregate of 6,691,854 shares of Weatherford common stock under various Weatherford employee and director option plans and agreements. The holders of these options include both employees that will be employed by us and employees that will be employed by Weatherford after the spinoff. Included in these options were options to purchase an aggregate of 4,916,000 shares of Weatherford common stock granted under Weatherford's 1998 Employee Stock Option Plan, which was adopted in September 1998, and 360,000 shares subject to Weatherford director options and warrants granted in September 1998. Of the options to purchase 4,916,000 shares of Weatherford common stock granted under Weatherford's 1998 Employee Stock Option Plan, options to purchase 862,000 shares of Weatherford common stock were held by employees that will be primarily employed by us. The options and warrants granted to employees and directors in September 1998 and thereafter all provide for three year cliff vesting. All other outstanding options are either fully or partially vested.

     Under the terms of the Distribution Agreement, the outstanding Weatherford options and warrants will be adjusted as follows:

     Options Granted Prior to September 1998. All outstanding options granted prior to September 1998 will be adjusted to provide the holder with the right to purchase both a share of Weatherford common stock and one half of a share of our common stock. The adjusted exercise price of the outstanding Weatherford options and the related Grant options will be a function of the relative market price of our common stock after giving effect to the spinoff and the value of the Weatherford common stock immediately before giving effect to the spinoff. This adjustment is intended to assure that each holder will have the opportunity after the spinoff to obtain the same number of shares of Weatherford common stock and our common stock at the same aggregate exercise price as if that option holder had exercised the Weatherford option in full immediately before giving effect to the spinoff.

     Options Granted in September 1998 and Thereafter. All Weatherford options or warrants granted in September 1998 and thereafter were granted under Weatherford's 1998 Employee Stock Option Plan or as part of a one time grant made to Weatherford directors in September 1998. Under the terms of the Weatherford 1998 plan and the Weatherford director grants, all outstanding options and warrants granted thereunder will be adjusted to provide the holder with the right to purchase only shares of common stock of either Weatherford or Grant Prideco depending upon with which company the employee is primarily employed. The adjustment will provide for both a new exercise price and number of shares subject to option. The new exercise price will be based on the relationship of the value of one-half of a share of our common stock after the spinoff to the value of the Weatherford common stock before the spinoff. The number of shares subject to option will be calculated by dividing the new exercise price into the aggregate exercise price of the holder's option prior to the spinoff. The formulas, which are set forth below, are intended to tie the future value of the option to the company that employs the option holder and to maintain the economic value of the option to the holder before and after the spinoff.

Weatherford Employee and Director Option Adjustments:

     New Exercise Price:                                        E((W-G)/W)



        New Number of Weatherford Shares Subject to Option:     N(E/Pw)


Grant Prideco Employee Option Adjustments:                      E(2G/W)

     New Exercise Price:


        New Number of Grant Prideco Shares Subject to
            Option:                                             N(E/Pg)



        Where  E      =    The original exercise price of the Weatherford option;
               N      =    The original number of shares of Weatherford common stock
                           subject to the Weatherford option;
               G      =    One half of the market value of a share of Grant Prideco
                           common stock based on the average of the last sales price
                           per share for each of the 30 consecutive trading days
                           beginning on the date "when-distributed" trading begins; and
               W      =    The market value per share of Weatherford common stock as of the close of market on the last trading day before
                           "when-distributed" trading begins.
               Pw     =    The adjusted exercise price of the Weatherford option
                           determined in accordance with the first formula above.
               Pg     =    The exercise price of the new Grant Prideco option
                           determined in accordance with the third formula above.

     Except for the above adjustments, the terms of Weatherford's outstanding options will remain substantially the same as those in effect before the spinoff, provided that employment with either Grant Prideco or Weatherford will satisfy any condition to continuing employment where discontinued employment would cause the options to terminate. The adjusted Weatherford options will be administered by the Weatherford compensation committee and the substitute Grant Prideco options will be issued and administered by the our compensation committee under a new Grant Prideco employee stock option plan. We will provide to the option holders the shares of our common stock required to be issued to them by our compensation committee and the substitute Grant Prideco options will be issued and administered by the our compensation committee under a new Grant Prideco employee stock option plan. We will provide to the option holders the shares of our common stock required to be issued to them on the exercise of their options and Weatherford will provide the shares of Weatherford common stock required to be issued to them on exercise of those options.

     Treatment of Outstanding Restricted Stock

     Holders of restricted Weatherford common stock will receive one share of restricted Grant Prideco common stock for each two shares of restricted Weatherford common stock they hold. The restricted Grant Prideco common stock will be subject to the same restrictions as the applicable restricted Weatherford common stock.

  Additional Actions

     Effective as of the spinoff, we will assume responsibility for liabilities and obligations as of the distribution date for medical and dental plan coverage and for vacation and welfare plans with respect to employees who will be employees of Grant Prideco or its subsidiaries on or after the distribution date. We will be responsible for reimbursing Weatherford for all self-insured amounts under Weatherford's policies to the extent such amounts relate to current or past employees of Grant Prideco and its businesses.

     The Distribution Agreement will provide that the spinoff will not constitute a termination of employment for employees who will continue to be employees of Grant Prideco or Weatherford after the spinoff. Therefore, those employees who continue to be employed by Grant Prideco or Weatherford after the spinoff will not be deemed severed from employment from Weatherford or any of its subsidiaries for purposes of any policy, plan, program or agreement that provides for the payment of severance, salary, continuation, vesting or similar benefits based on periods of past service. Weatherford and Grant Prideco employees also will be entitled to service credit for any period of employment with the other company before the distribution date or for five years following the distribution date.

  Terms and Conditions of the Spinoff

     The Distribution Agreement outlines the terms and conditions of the spinoff as described under the heading "The Spinoff -- Conditions; Termination".

  Allocation of Liabilities and Indemnities

     Subject to certain exceptions, the Distribution Agreement will provide for an express assumption of liabilities by us and is designed to allocate, effective as of the distribution date, financial responsibility for the liabilities arising out of or in connection with our business. We also will indemnify Weatherford for matters involving (1) our business, including the business of our and our subsidiaries' predecessors, regardless of whether those matters are historical or arise in the future, and (2) the spinoff, including any claims by stockholders relating to the spinoff or the transactions related thereto.

     The Distribution Agreement also will provide that by the distribution date our certificate of incorporation and bylaws shall be in the forms included in our registration statement as exhibits, and that Grant Prideco and Weatherford will elect the persons indicated herein as our directors. See "Description of Grant Prideco Capital Stock".

     The Distribution Agreement provides that, except as otherwise set forth therein or in any related agreement, all costs and expenses in connection with the spinoff will be charged to us.

TAX ALLOCATION AGREEMENT

     We and our subsidiaries have historically been included in Weatherford's consolidated group (the "consolidated group") for United States federal income tax purposes as well as in consolidated, combined or unitary groups that include Weatherford and/or a number of its subsidiaries (a "combined group") for state, local and foreign income tax purposes.

     We will enter into a Tax Allocation Agreement with Weatherford in connection with the spinoff. Under the Tax Allocation Agreement, we generally will make payments to Weatherford such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the consolidated group or any combined group, the amount of taxes to be paid by us will be determined, subject to adjustments, as if we and each of our subsidiaries included in the consolidated group or combined group filed our own consolidated, combined or unitary tax return. We generally will be responsible for any taxes related to tax returns that include only us and our subsidiaries.

     The Tax Allocation Agreement allocates responsibility between Weatherford and us for preparing and filing tax returns and controlling and contesting audits and tax proceedings. Weatherford will be primarily responsible for preparing and filing any tax return with respect to the consolidated group or any combined group. We will be responsible for preparing the portion of any such tax return that relates exclusively to us or any of our subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries. Weatherford will be primarily responsible for controlling and contesting any audit or other tax proceeding relating to the consolidated group or any combined group, and we generally will have the right to control and contest any audit or tax proceeding that relates directly to any tax item included on the portion of any tax return that we are responsible for preparing. We may not, however, enter into any settlement or compromise or make any decision in connection with any audit or tax proceeding that would require settlement or compromise of issues relating to the tax liabilities of Weatherford and its subsidiaries. Disputes arising between Weatherford and us relating to matters covered by the Tax Allocation Agreement are subject to resolution through specific dispute resolution provisions.

     We were included in the consolidated group for periods in which Weatherford beneficially owned at least 80% of the total voting power and value of our outstanding stock. We will cease to be included in the consolidated group following the spinoff. Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the United States federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Allocation Agreement allocates tax liabilities between Weatherford and us, for any period in which we were included in the consolidated group, we could be liable if any United States federal income tax liability was incurred, but not discharged, by any other member of the consolidated group.

     We have agreed with Weatherford that we will not take any action inconsistent with any information, covenant or representation provided to the IRS in connection with obtaining the tax ruling and have further agreed to be liable for any taxes arising from a breach of that agreement. In addition, we have agreed that, during the three year period following the spinoff, we will not engage in transactions that could adversely affect the tax treatment of the spinoff, unless we obtain a supplemental tax ruling from the IRS or a tax opinion acceptable to Weatherford of nationally recognized tax counsel to the effect that the proposed transaction would not adversely affect the tax treatment of the spinoff. Moreover, we will be liable to Weatherford for any corporate level taxes incurred by Weatherford as a result of the spinoff, except to the extent the taxes arise as a result of a change of control of Weatherford. Our indemnity obligation would include indemnification where the taxes are attributable to specified actions or failures to act by us, or to specified transactions involving us following the spinoff, including the acquisition of our common stock by any person or persons.

TRANSITION SERVICES AGREEMENT

     We will enter into a Transition Services Agreement with Weatherford for a period of one year from the distribution date pursuant to which Weatherford will provide to us certain services requested by us for the conduct of our business. The fee for these services will be based on a cost-plus-10% basis. Subject to termination provisions of the agreement, Grant Prideco and Weatherford will be free to obtain services from outside vendors or may develop an in-house capability to provide these services. The transition services to be provided under this agreement may include accounting, tax, legal, treasury services, insurance and risk management, and management information systems.

PREFERRED SUPPLIER AGREEMENT

     We will enter into a Preferred Supplier Agreement with Weatherford pursuant to which Weatherford will agree for at least a three year period to purchase at least 70% of its requirements of drill stem products from us. The price for those products will be at a price not greater than that which we sell to similarly situated customers. Weatherford's obligation to purchase will be subject to certain exceptions for circumstances such as expedited delivery requirements and our ability to meet product specifications. Under this agreement, we will provide Weatherford with a $15 million purchase credit that Weatherford will be entitled to apply against its purchases under the agreement, subject to a limitation of the application of the credit to no more than 20% of any single purchase.

POLICIES AND PROCEDURES FOR ADDRESSING CONFLICTS

     The ongoing relationship between Weatherford and us may present certain conflict situations for Messrs. Butters, Duroc-Danner, Lubar, Macaulay, Moses and Rayne. We and Weatherford have adopted appropriate policies and procedures to be followed by the board of directors of each company to limit the involvement of Messrs. Butters, Duroc-Danner, Lubar, Macaulay, Moses and Rayne (or such executive officers and other directors having a significant ownership interest in the companies) in potential conflict situations, including matters relating to contractual relationships or litigation between Weatherford and us. Such procedures include requiring Messrs. Butters, Duroc-Danner, Lubar, Macaulay, Moses and Rayne (or such executive officers and other directors having a significant ownership interest in the companies) to abstain from voting as directors of each company with respect to matters that involve a material conflict of interest between the companies. Whether or not a material conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Butters, Duroc-Danner, Lubar, Macaulay, Moses and Rayne (or such executive officers and other directors having a significant ownership interest in the companies) in the matter and the likelihood that resolution of the matter has significant strategic, operational or financial implications for our business. If the board of either company is unable to reach a decision on a particular matter because of a split in the board, the vote of its outside disinterested directors will control. We believe such conflicts will be minimal.

                              ACCOUNTING TREATMENT

     Our historical financial statements present our financial position, results of operations and cash flows as if we were a separate entity for all periods presented. Weatherford's historical basis in our assets and liabilities has been carried over and, in accordance with generally accepted accounting principles, allocations of certain Weatherford costs have been made. As a result of Weatherford's board of directors approving the spinoff and the filing of the registration statement of which this information statement is a part, our operating results have been accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. Weatherford's historical operating results and financial position have been restated to reflect the continuing and discontinued operations.

                                DIVIDEND POLICY

     We presently intend to retain earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. The terms of our $100 million note to Weatherford also will prohibit us from paying any dividends or distributions to our stockholders for so long as the note is outstanding. We also expect that our ability to declare and pay dividends will be limited by our credit facilities.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical combined financial data of Grant Prideco. This information has been prepared on the basis as if we had been a stand-alone company for the periods presented. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements. The following information may not be indicative of our future operating results.

                              THREE MONTHS
                                 ENDED            SIX MONTHS ENDED
                                JUNE 30,              JUNE 30,                         YEAR ENDED DECEMBER 31,
                           ------------------    -------------------    -----------------------------------------------------
                            1999       1998        1999       1998        1998        1997       1996       1995       1994
                           -------   --------    --------   --------    --------    --------   --------   --------   --------
                                                                     (IN THOUSANDS)
OPERATING DATA:
Revenues.................  $64,507   $172,002    $153,000   $361,715    $646,805    $630,021   $367,336   $167,616   $107,256
Operating Income
  (Loss).................   (2,733)    38,775(a)   (1,338)    82,970(a)  112,877(a)  115,436     46,322     15,238      2,640
Net Income (Loss)........   (3,953)    23,832(a)   (5,177)    49,328(a)   65,720(a)   61,514     23,588      3,059     (3,768)
Earnings (Loss) Per
  Share:(b)
  Basic..................  $ (0.04)  $   0.25    $  (0.05)  $   0.51    $   0.68    $   0.64   $   0.26   $   0.04   $  (0.06)
  Diluted................  $ (0.04)  $   0.24    $  (0.05)  $   0.51    $   0.67    $   0.63   $   0.26   $   0.04   $  (0.06)

                                                                                          DECEMBER 31,
                                                         JUNE 30,    ------------------------------------------------------
                                                           1999        1998       1997        1996        1995       1994
                                                         --------    --------   --------   ----------   --------   --------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets...........................................  $663,186    $738,314   $662,598   $  396,693   $237,854   $146,824
Long-Term Debt.........................................     7,064       9,265     27,387        3,432      2,591      4,641
Subordinated Note to Weatherford.......................   100,000     100,000    100,000      100,000     51,425     65,911
Stockholder's Equity...................................   458,766     445,211    332,722      164,220    104,094     18,593

---------------

(a) Includes $7.0 million, $4.5 million net of tax, and $35.0 million, $22.8 million net of tax, of other charges relating to a reorganization and rationalization of our business in light of our industry conditions for the three and six months ended June 30, 1998 and for the year ended December 31, 1998, respectively.

(b) Basic and diluted earnings per share have been calculated using Weatherford's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively. The per share data is based on the average number of shares of Weatherford common stock outstanding rather than the average number of shares of Grant common stock that would have been outstanding had the distribution of one share of Grant common stock for each two shares of Weatherford common stock been consummated.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following is a discussion of our results of operations and current financial position on a stand-alone basis. This discussion should be read in conjunction with the Financial Statements.

     Our discussion of our results and financial condition includes various forward-looking statements about our markets, the demand for our products and our future results. These statements are based on certain assumptions that we consider to be reasonable. For information about these assumptions, you should refer to "Forward-Looking Statements".

MARKET TRENDS AND OUTLOOK

     Our business is materially dependent on drilling activity and the associated demand for our drill stem products and production tubulars and connections. Beginning in late 1996, we began experiencing improvements in our markets due to more stable pricing of oil and natural gas and increased drilling activity. This improvement in demand, combined with prior consolidations in our industry, resulted in a substantial increase in the demand for our drill pipe and other drill stem and tubular products as well as increases in pricing for many of our products. For most of 1997 and the first half of 1998, our drill pipe manufacturing facilities operated at or near full capacity and we invested capital to expand our capacity and international presence. These improved market conditions resulted in our revenues almost doubling and our operating profit, before depreciation and amortization, increasing from approximately $58.8 million in 1996 to approximately $142.5 million in 1997. We also had a backlog of drill stem products in excess of $360.0 million as we entered into 1998.

     Beginning in 1998, the price of oil began to fall. This decline in the price was attributable to a number of factors. The most significant of the factors were:

     - A drop in demand due to the downturn in Asian and other developing economies;

     - An excess supply of oil due to increased production by most of the oil exporting countries;

     - Concerns over future production from Iraq; and

     - The impact of prior exploration efforts and large reserve discoveries.

     During 1998, the price of oil ranged from a high of $17.62 per barrel of West Texas Intermediate crude to a low of $10.44 per barrel of West Texas Intermediate crude. The North American rig count also fell from a high in 1998 of 1,508 rigs to a low in 1998 of 854 rigs. The international rig count, which typically trails the domestic rig count by a number of months, fell in 1998 from a high of 819 to a low of 671. In 1999, the price of oil hit an historical low of $11.07 per barrel and the North American and international rig counts reached historical lows of 534 and 556, respectively.

     The downturn in the industry that began in 1998 led our customers to substantially curtail their drilling and exploration activity during the second half of 1998 and 1999. This decline in activity resulted in substantially lower purchases of capital equipment used for the exploration and drilling of oil, in particular, drill pipe and other drill stem products we manufacture. We also were impacted by customers and distributors reducing their inventories of premium tubular products in light of market conditions and customers cancelling and delaying orders to reduce costs. Indicative of the impact of the downturn, we estimate that worldwide drill pipe demand for 1999 will be less than five million feet compared to more than ten million feet during each of 1997 and 1998. As of June 30, 1999, our backlog for drill stem products declined to approximately $35.9 million and the level of new orders for drill stem products fell to levels not experienced by us in over ten years. Our manufacturing facilities were also operating at less than 30% utilization.

     In light of the adverse market conditions facing us, we elected to reduce substantially the operations at our manufacturing facilities in 1999 to avoid producing excess supplies of inventory in the market. This decision has impacted our 1999 results by creating large unabsorbed costs for the operation of our manufacturing facilities at extremely low utilization levels. These unabsorbed costs and charges combined with lower sales resulted in our operating at a loss for most of 1999. We currently expect that our revenues and operating loss for the third quarter of 1999 to be approximately $60.0 million and $12.0 million, respectively. We also expect that we will have a net loss for the quarter ended September 30, 1999, of approximately $10.5 million or $0.10 million. We expect fourth quarter results to improve over second and third quarters as demand for our products increases, in particular the demand for our premium tubulars and connections. Despite this anticipated improvement, we expect that revenues for 1999 will be less than $300 million and that we will have a loss from continuing operations for 1999. The amount of our 1999 losses will depend on fourth quarter results and the timing of improvements in our industry.

     Recently, the price of oil has increased due to members of the Organization of Petroleum Exporting Countries reducing production in compliance with production quotas. Although oil prices have been higher for a number of months, the increased prices have not yet translated to materially higher drilling activity. In particular, drilling activity for deeper wells and wells in harsh environments has not increased. However, orders for drill stem products and other premium tubular products are increasing, and we expect that demand will continue to improve absent another material decline in oil prices. We currently expect that demand for our drill pipe and other drill stem products will slowly improve during 2000, with most of the improvement occurring in the second half of 2000. We expect that results will be significantly better in 2000 than they were in 1999. Nevertheless, demand for all of our products continues to be highly dependent upon drilling activity and the price of oil and natural gas and any material decline in the price of oil and natural gas or drilling activity could result in a further delay in the recovery in our industry.

     In July 1999, we acquired a 50.01% ownership interest in Voest-Alpine Stahlrohr Kindberg GmbH & Co KG in Austria and entered into a long-term green tube supply contract with Voest-Alpine. Voest-Alpine owns a tubular mill in Austria with a capacity of approximately 300,000 metric tons that is capable of supplying a large portion of our green tube requirements in the United States. The impact of this investment and supply contract should benefit us as the market recovers by providing us with a reliable source of raw materials from a controlled affiliate, significantly reduced cost of raw material and a 50% profit participation in Voest-Alpine's business.

     The following table sets forth certain information with respect to oil and natural gas prices and the United States and international rig counts for the periods reflected.

                                                           HENRY HUB   NORTH AMERICAN   INTERNATIONAL
                                              WTI OIL(1)    GAS(2)      RIG COUNT(3)    RIG COUNT(3)
                                              ----------   ---------   --------------   -------------
September 30, 1999..........................    $24.51      $2.560           966             557
June 30, 1999...............................    $17.89      $2.394           724             597
December 31, 1998...........................    $11.28      $1.945           895             671
December 31, 1997...........................    $18.32      $2.264         1,499             819
December 31, 1996...........................    $25.39      $2.757         1,195             810

---------------

(1) Price per barrel, as of September 30, 1999, June 30, 1999 and December 31, 1998, 1997 and 1996 -- Source: Applied Reasoning, Inc.

(2) Price per MMBtu as of September 30, 1999, June 30, 1999 and December 31, 1998, 1997 and 1996 -- Source: Oil World

(3) Average rig count for months ended September 30, 1999, June 30, 1999 and December 31, 1998, 1997 and 1996 -- Source: Baker Hughes Rig Count

RESULTS OF OPERATIONS

 Three and Six Months Ended June 30, 1999 Compared to the Three and Six Months Ended June 30, 1998

     Our business continued to be severely impacted during the three and six month periods ended June 30, 1999 by the decline in worldwide drilling activity that began in 1998 and has continued through 1999. Our revenues for the second quarter of 1999 were down by more than 60% from the relatively high levels recorded in the second quarter of 1998. Our backlog of drill stem products continued to decline during 1999 due to lower drilling activity. At June 30, 1999, our backlog in drill stem products was $35.9 million compared to backlog of $89.9 million at December 31, 1998 and $295.5 million at June 30, 1998.

     The following chart sets forth additional data regarding our results for the three and six months ended June 30, 1999 and 1998:

                                             THREE MONTHS ENDED      SIX MONTHS ENDED
                                                  JUNE 30,               JUNE 30,
                                             ------------------     -------------------
                                              1999       1998         1999       1998
                                             -------   --------     --------   --------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues...................................  $64,507   $172,002     $153,000   $361,715
Gross Profit...............................    8,475     54,264(a)    21,382    109,751(a)
Gross Profit %.............................     13.1%      31.5%        14.0%      30.3%
Selling, General and Administrative
  Attributable to Segments.................  $ 7,646   $  7,015     $ 15,215   $ 14,147
Corporate General and Administrative.......    3,562      4,024        7,505      8,184
Operating Income (Loss)....................   (2,733)    38,775(a)    (1,338)    82,970(a)
EBITDA(b)..................................    4,547     46,414(a)    13,149     98,174(a)

---------------

(a) Includes merger and other charges of $7.0 million, comprised of $2.5 million for write-off of inventory and $4.5 million for facility closures. The write-off of inventory is classified as cost of sales.

(b) EBITDA is calculated by taking operating income and adding back depreciation and amortization. We have included an EBITDA calculation here because when we look at the performance of our businesses, we give consideration to their EBITDA. Calculations of EBITDA should not be viewed as a substitute to calculations under GAAP, in particular cash flows from operations, operating income and net income. In addition, EBITDA calculations by our company may not be comparable to those of another company.

     Material items affecting our results for the three and six months ended June 30, 1999 compared to same periods in 1998 were:

     - The decrease in revenues from 1998 to 1999 reflects our customers' reduced drilling and exploration activity, the consumption of excess drill pipe from idle rigs and the reduction of inventories held by customers and distributors.

     - Sales of premium tubulars and connections were materially down due to reduced offshore activity, lower distributor purchases and a decline in tubular processing activity.

     - For the first half of 1998, revenues and gross profit benefitted from sales from backlog notwithstanding a general decline in market conditions that began in early 1998.

     - Gross profit, gross profit percentages and operating income declined for the three and six months ended June 30, 1999 as compared to the same periods in 1998, due to lower sales volume, pricing pressure and high fixed costs associated with the manufacturing operations.

     - Selling, general and administrative costs attributable to segments increased primarily due to amortization of goodwill and conversion costs and other expenditures relating to the Year 2000. We are in the process of implementing a consolidation of certain of our manufacturing operations, which is expected to reduce our selling, general and administrative expenses.

     - Our corporate general and administrative expenses for the three and six months ended June 30, 1999 decreased 11% and 8% as compared to the same periods in 1998 due to cost reduction efforts.

     - Our effective tax rate on our loss from continuing operations for the six months ended June 30, 1999 was 19.6% due in part to non-deductible goodwill expense.

     - During the first half of 1999, we reduced our workforce by more than 300 people.

     Drill Stem Products. Our drill stem products segment was most affected by the decline in worldwide drilling activity in 1998 and 1999. Revenues for the three and six month periods ended June 30, 1999 were down by approximately 68% and 60%, respectively, from the record high levels reported in the comparable periods of 1998.

     The following chart sets forth additional data regarding the results of our drill stem products segment for the three and six months ended June 30, 1999 and 1998:

                                             THREE MONTHS ENDED      SIX MONTHS ENDED
                                                  JUNE 30,               JUNE 30,
                                             ------------------     ------------------
                                              1999       1998        1999       1998
                                             -------   --------     -------   --------
                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues...................................  $33,981   $106,908     $87,199   $219,217
Gross Profit...............................    7,887     42,557(a)   18,122     81,686(a)
Gross Profit %.............................     23.2%      39.8%       20.8%      37.3%
Selling, General and Administrative........  $ 3,589   $  2,327     $ 6,640   $  4,570
Operating Income (Loss)....................    4,298     35,780(a)   11,482     72,666(a)
EBITDA.....................................    7,772     40,008(a)   18,411     80,620(a)

---------------

(a) Includes merger and other charges of $7.0 million, comprised of $4.5 million for facility closures and $2.5 million for write-off of inventory. The write-off of inventory is classified as cost of sales.

     Material items affecting the results of our drill stem products segment for the three and six months ended June 30, 1999 compared to same periods in 1998 were:

     - The decrease in revenues from 1998 to 1999 reflects the overall decline in drilling activity and the consumption of excess drill pipe from idle rigs.

     - For the first half of 1998, revenues and gross profit for this segment benefitted from sales from backlog notwithstanding a general decline in market conditions that began in early 1998.

     - Gross profit, gross profit percentages and operating income were adversely impacted in 1999 by lower sales volume and unabsorbed fixed costs associated with the manufacturing operations. These costs were somewhat reduced by related party purchases of drill pipe by Weatherford in the second quarter of 1999 in anticipation of market improvements.

     - Selling, general and administrative costs increased due primarily to goodwill amortization associated with acquisitions subsequent to June 30, 1998 and conversion costs and other expenditures relating to the Year 2000.

     Premium Tubulars and Engineered Connections. Our premium tubulars and engineered connections segment was severely impacted by the decline in worldwide drilling activity in 1998 and 1999. Revenues for the three and six months ended June 30, 1999 decreased more than 50% from the same periods in 1998.

     The following chart sets forth additional data regarding the results of our premium tubulars and engineered connections segment for the three and six months ended June 30, 1999 and 1998:

                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                   JUNE 30,                JUNE 30,
                                              -------------------     ------------------
                                                1999       1998        1999       1998
                                              --------   --------     -------   --------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
Revenues....................................  $30,526    $65,094      $65,801   $142,498
Gross Profit................................      588     11,707        3,260     28,065
Gross Profit %..............................      1.9%      18.0%         5.0%      19.7%
Selling, General and Administrative.........  $ 4,057    $ 4,688      $ 8,575   $  9,577
Operating Income (Loss).....................   (3,469)     7,019       (5,315)    18,488
EBITDA......................................       63     10,154        1,695     25,189

     Material items affecting the results of our premium tubulars and engineered connections segment for the three and six months ended June 30, 1999 and 1998 were:

     - The decline in revenues reflected the impact of a large reduction in distributor and direct sales in light of market conditions and substantially lower mill activity. Revenue declines also reflected a substantial drop in riser and conductor sales by XL Systems due to a decline in offshore activity.

     - Gross profit, gross profit percentages and operating income declined due to lower sales volume and unabsorbed fixed costs associated with the low utilization levels at the manufacturing operations.

     - The selling, general and administrative costs attributable to this segment declined 13% and 10% for the three and six months ended June 30, 1999, respectively, as compared to three and six month periods ended June 30, 1998 due to cost reductions. We also are in the process of implementing a consolidation of certain of our manufacturing operations for this segment, which is expected to further reduce the selling, general and administrative expenses of this segment.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Our results for 1998 compared to 1997 reflected the improved market conditions in which we were operating during the first half of 1998. During the first half of 1998, our operations benefitted from strong demand and pricing as well as a large backlog going into the second half of 1998. As the year progressed, demand declined and prices began to soften. This decline in demand and prices, however, did not materially affect the results due to the backlog that existed during the year.

     Our results for 1998 also included a $35.0 million charge associated with the market changes that occurred during 1998. Excluding these charges, our results for 1998 were significantly higher due to higher margins and prices received by us on our sales during 1998 compared to 1997. The higher margins and prices reflected improved demand during the first half of 1998 and our facilities operating at near capacity.

     The following chart sets forth additional data regarding our results for 1998 and 1997:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   PERCENTAGES)
Revenues....................................................  $646,805     $630,021
Gross Profit................................................   166,771(a)   158,242
Gross Profit %..............................................      25.8%        25.1%
Selling, General and Administrative Attributable to
  Segments..................................................  $ 32,077     $ 29,903
Corporate General and Administrative........................    15,367       12,903
Operating Income............................................   112,877(a)   115,436
EBITDA......................................................   144,050(a)   142,487

---------------

(a) Includes merger and other charges of $35.0 million, comprised of $5.3 million for facility closures, $28.5 million for the write-off of inventory and $1.2 million for the write-down of equipment. The write-off of inventory is classified as cost of sales.

     Material items affecting our results for 1998 compared to 1997 were:

     - The increase in revenues for 1998 reflects the benefit of sales from backlog from 1997 and the first half of 1998 and the impact of the April 1997 acquisition of TA Industries.

     - Sales in the second half of 1998 decreased by 21.2% as compared to the first half of 1998.

     - Increased sales of drill stem products offset reduced sales of premium tubulars and connections.

     - Lower sales of premium tubulars and connections reflected the more immediate impact of the tubular and connection market due to industry changes and lower activity in sales of drill stem products.

     - Improved gross profit, before charges of $28.5 million, significantly benefitted from lower average costs associated with higher production volumes during the first half of 1998. The second half of 1998 reflected a shift in the sales mix from higher margin product sales to lower margin product sales.

     - Selling, general and administrative expenses attributable to segments increased as a percentage of revenues from 4.7% in 1997 to 5.0% in 1998. The increase reflects the amortization of goodwill associated with the 1997 acquisitions.

     - Corporate general and administrative expenses increased as a percentage of revenues from 2.0% in 1997 to 2.4% in 1998. The increase reflects system costs primarily associated with Year 2000 compliance costs.

     - Operating income improved from $115.4 million in 1997 to $147.9 million, before charges of $35.0 million, in 1998 due to strong demand and sales from backlog from 1997 and the first half of 1998.

     Drill Stem Products. The following chart sets forth additional data regarding the results of our drill stem products segment for 1998 and 1997:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   PERCENTAGES)
Revenues....................................................  $420,191     $333,716
Gross Profit................................................   124,547(a)   102,618
Gross Profit %..............................................      29.6%        30.8%
Selling, General and Administrative.........................  $ 11,080     $ 10,699
Operating Income............................................   107,017(a)    91,919
EBITDA......................................................   123,788(a)   105,604

---------------

(a) Includes merger and other charges of $35.0 million, comprised of $5.3 million for facility closures, $28.5 million for the write-off of inventory and $1.2 million for the write-down of equipment. The write-off of inventory is classified as cost of sales.

     Material items affecting the results of our drill stem products segment for 1998 compared to 1997 were:

     - The increase in revenues for 1998 reflects the benefit of sales from backlog from 1997 and the first half of 1998.

     - Sales in the second half of 1998 decreased by 8.3% as compared to the first half of 1998.

     - In December 1998, we acquired the company that owned our facility in Veracruz, Mexico and revised the lease associated with that facility. We also licensed internationally certain of our rights to some of our Atlas Bradford thread line and recorded $9.0 million in revenues from that arrangement.

     - Improved gross profit, before charges of $28.5 million, significantly benefitted from lower average costs associated with higher production volumes during the first half of 1998. The second half of 1998 reflected a shift in the sales mix from higher margin product sales to lower margin product sales.

     - Selling, general and administrative expenses decreased as a percentage of revenues from 3.2% in 1997 to 2.6% in 1998. The decrease reflects a higher revenue base.

     Premium Tubulars and Engineered Connections. The following chart sets forth additional data regarding the results of our premium tubulars and engineered connections segment for 1998 and 1997:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   PERCENTAGES)
Revenues....................................................  $226,614     $296,305
Gross Profit................................................    42,224       55,624
Gross Profit %..............................................      18.6%        18.8%
Selling, General and Administrative.........................  $ 20,997     $ 19,204
Operating Income............................................    21,227       36,420
EBITDA......................................................    34,536       48,938

     Material items affecting the results of our premium tubulars and engineered connections segment for 1998 compared to 1997 were:

     - Revenues declined in the second half of 1998 by 41.0% as compared to the first half of 1998, due to a decrease in demand as distributors' inventories fell in light of prevailing market conditions.

     - Gross profit benefitted from lower average costs associated with higher production volumes during the first quarter of 1998, however the gross profit was adversely impacted by the sharp decline in demand during the second quarter of 1998.

     - Selling, general and administrative expenses increased as a percentage of revenues from 6.5% in 1997 to 9.3% in 1998. The increase reflects the lower revenue base and the amortization of goodwill associated with the 1997 acquisitions in this segment.

     - Operating income declined from $36.4 million in 1997 to $21.2 million in 1998 primarily due to lower revenues and high fixed costs associated with our manufacturing facilities.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Our results for 1997 compared to 1996 reflected the significant improvement in market conditions that occurred in 1996. Beginning in 1996, the market and demand for drill pipe and other drill stem products improved significantly. This improvement was reflected in both increased volumes and pricing for our products. The increased volume and pricing resulted in substantially higher revenues and gross profit margins. During 1997 we were also able to implement price increases for our drill stem products that we had not previously been able to implement due to adverse market conditions. Our operations also benefitted from prior consolidation efforts and the effects of our international expansion in Mexico.

     The following chart sets forth additional data regarding our results for 1997 and 1996:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PERCENTAGES)
Revenues....................................................  $630,021    $367,336
Gross Profit................................................   158,242      70,739
Gross Profit %..............................................      25.1%       19.3%
Selling, General and Administrative Attributable to
  Segments..................................................  $ 29,903    $ 16,904
Corporate General and Administrative........................    12,903       7,513
Operating Income............................................   115,436      46,322
EBITDA......................................................   142,487      58,840

     Material items affecting our results for 1997 compared to 1996 were:

     - Improved results were primarily due to increased demand for drill pipe and other drill stem products, strength in premium tubular activity and our acquisition in April 1997 of TA Industries, Inc., a premium and API tubular couplings and accessories manufacturer.

     - Gross profit increased as a percentage of revenues from 19.3% in 1996 to 25.1% in 1997 due to increased pricing on our products and reduced costs resulting from the expansion of our Mexico tool joint facility.

     - Selling, general and administrative expenses attributable to segments for 1997, as a percentage of revenues, were 4.7% compared to 4.6% for 1996.

     Drill Stem Products. The following chart sets forth additional data regarding the results of our drill stem products segment for 1997 and 1996:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PERCENTAGES)
Revenues....................................................  $333,716    $275,178
Gross Profit................................................   102,618      49,858
Gross Profit %..............................................      30.8%       18.1%
Selling, General and Administrative.........................  $ 10,699    $  9,489
Operating Income............................................    91,919      40,369
EBITDA......................................................   105,604      48,629

     Material items affecting the results of our drill stem products segment for 1997 compared to 1996 were:

     - Improved results were primarily due to increased demand for drill pipe and other drill stem products.

     - The increase in demand for drill pipe reflected higher domestic and international drilling activity, in particular offshore drilling. Revenues from drill pipe sales also reflected higher pricing of products.

     - Increased pricing on our products and reduced costs resulting from the expansion of our Mexico tool joint facility benefitted gross profit of this segment. In the third quarter of 1997, the Mexico facility became fully operational, which benefitted operations in the second half of 1997 by over $3.0 million.

     - Selling, general and administrative expenses for 1997, as a percentage of revenues, was 3.2% compared to 3.4% for 1996 due to the higher sales volume.

     Premium Tubulars and Engineered Connections. The following chart sets forth certain data regarding the results of our premium tubulars and engineered connections segment for 1997 and 1996:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1997        1996
                                                              ----------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   PERCENTAGES)
Revenues....................................................   $296,305     $92,158
Gross Profit................................................     55,624      20,881
Gross Profit %..............................................       18.8%       22.7%
Selling, General and Administrative.........................   $ 19,204     $ 7,415
Operating Income............................................     36,420      13,466
EBITDA......................................................     48,938      17,574

     Material items affecting the results of our premium tubulars and engineered connections segment for 1997 compared to 1996 were:

     - Improved results were primarily due to strength in premium tubular activity and our acquisition of TA Industries, Inc., a premium and API couplings and accessories manufacturer in April 1997.

     - The increase in premium tubular revenues reflected the acquisition of TA Industries. The improvement in premium tubular and connection revenues also reflected strong demand for these products in the Gulf of Mexico.

     - During 1997, our acquisition of TA Industries and various small acquisitions benefitted 1997 revenues in this segment by $77.3 million and benefitted its operating income by $12.0 million.

     - Gross profit for this segment decreased as a percentage of revenues from 22.7% in 1996 to 18.8% in 1997 due to a shift in the sales mix. The revenues from the 1997 acquisitions of TA Industries, Inc. and XL Systems generated lower margins as compared to 1996 revenues generated primarily from higher margin premium threading services.

     - Selling, general and administrative expenses for 1997, as a percentage of revenues, was 6.5% compared to 8.0% for 1996 and reflected the higher revenue base, offset in part by higher selling, general and administrative expenses associated with the operations of TA Industries as well as the increase in the amortization of goodwill and other intangibles.

     Other Charges

     In 1998, we incurred $35.0 million in charges relating to the reorganization and rationalization of our businesses in light of declining industry conditions and the merger between EVI, Inc. and Weatherford Enterra, Inc. In the second quarter of 1998 we incurred $7.0 million of these charges, which reflected costs associated with the merger between EVI, Inc. and Weatherford Enterra, Inc. and the effects of the beginning of the downturn in the industry. We incurred an additional $28.0 million charge in the fourth quarter of 1998 following a further deterioration in the markets that we serve. These charges reflected additional reductions in operations and an attempt to align our cost structure with current demand. The net after-tax effect of these charges was $22.8 million.

     The following chart summarizes our other charges in 1998.

                                                          NON RECURRING
                                                             CHARGES
                                                          -------------
Facility Closures(a)...................................      $ 5,300
Inventory Write-off(b).................................       28,500
Asset Write-off(c).....................................        1,150
                                                             -------
          Total........................................      $34,950
                                                             =======

     (a) The facility and plant closure costs were $5.3 million, all of which were incurred by December 31, 1998. These costs related primarily to the elimination of three duplicative manufacturing and distribution locations as a result of the reorganization of our businesses following the merger of Weatherford Enterra, Inc. and EVI, Inc. We terminated approximately 60 employees in accordance with our announced plan.

     (b) We reported the inventory write-off of $28.5 million as cost of sales. The second quarter inventory write-off of $2.5 million resulted from the elimination of certain products at the time of the merger of Weatherford Enterra, Inc. and EVI, Inc. and due to the declining industry conditions. The fourth quarter inventory write-off of $26.0 million related to the significant decline in market conditions.

     (c) The write-down of assets was $1.2 million in the fourth quarter of 1998. The charge related to the write-down of equipment and other assets as a result of the rationalization of product lines and the specific identification of assets held for sale.

     In the fourth quarter of 1996, we adopted a plan to close our Bastrop, Texas tool joint manufacturing facility. In connection with this decision, we incurred a charge of $4.3 million associated with the facility closing and relocation of equipment from this facility. In addition, we incurred $2.8 million in 1996 for costs relating to the relocation of equipment from our Bastrop facility to other facilities. We also accrued $1.5 million as part of the $4.3 million charge for exit costs that we expected to be incurred in 1997 relating to the closure and reduction in the carrying value of this facility in light of the intended plan of disposition of the facility. Approximately 200 employees were affected by this closure. The closure of the Bastrop facility had been substantially completed by June 1997.

ACQUISITIONS

     On August 30, 1999, we entered into an agreement to acquire a 27% interest in H-Tech, a Singapore-based drill pipe manufacturer with facilities located on Batam Island. We previously held a 27% interest in H-Tech and with this purchase we will own a controlling 54% interest in H-Tech. The purchase price for the proposed purchase is approximately $6.5 million.

     On August 25, 1999, we acquired Louisiana-based Petro-Drive, Inc., for 0.3 million shares of Weatherford common stock. Petro-Drive's offerings include conductors, connections and installation services and equipment.

     On July 23, 1999, we acquired a 50.01% interest in the Voest-Alpine Stahlrohr Kindberg GmbH & Co. KG for approximately $30.0 million, of which we paid approximately $7.5 million at closing and we will pay the remainder over a period of up to seven years. Voest-Alpine produces high quality seamless tubulars in Austria.

     On July 7, 1999, we acquired Texas Pup, Inc., a manufacturer of premium and API pup joints and utility boring drill pipe, for 105,000 shares of Weatherford common stock and assumed debt of approximately $1.7 million.

     On May 31, 1999, we acquired Texas Pipe Works, Inc., a manufacturer of API couplings, for approximately $1.7 million in cash and 500,000 shares of Weatherford common stock.

     On May 31, 1999, we acquired InterOffshore Services, Pte., a manufacturer of drilling tool accessories, for approximately $2.1 million in cash.

     In December 1998, we acquired 93% of the outstanding shares of T.F. de Mexico, which owns our Veracruz, Mexico facility. Before the acquisition, a subsidiary of ours leased the Veracruz, Mexico facility from T.F. de Mexico pursuant to a capital lease. Upon the acquisition of control of T.F. de Mexico, the terms of the lease with T.F. de Mexico were revised. Total consideration we paid for this transaction was cash of $1.5 million and a note payable of $48.5 million due and paid in March 1999. In connection with the transaction, we licensed internationally certain of the rights to our Atlas Bradford thread lines and recorded in December 1998 approximately $9.0 million in revenue from that arrangement.

     On February 12, 1998, we acquired Drill Tube International, Inc., a manufacturer of drill pipe, in exchange for $9.0 million in cash and $16.0 million in drill pipe credit to be used over a two year period.

     On August 25, 1997, we acquired XLS Holding, Inc., a provider of premium connections for conductors, risers and other offshore structure components. We accounted for the acquisition as a pooling of interests. The consideration we paid consisted of approximately 0.9 million shares of Weatherford common stock.

     On July 23, 1997, we acquired Rotary Drilling Tools, a manufacturer of drill collars and accessories, for approximately $3.3 million in cash.

     On July 18, 1997, we acquired Coastal Tubular Inc., a manufacturer of API threads and thread connections, for approximately $3.3 million in cash.

     On April 14, 1997, we acquired TA Industries, Inc. for approximately $44.1 million in cash and $19.7 million of assumed debt. TA designs, manufactures and markets premium and API couplings and accessories under the brand names Texas Arai and Tube-Alloy.

     On September 4, 1996, we acquired Superior Tube Limited, an Alberta, Canada-based premium tubular manufacturer, for total cash consideration of approximately $16.0 million.

     On August 5, 1996, we acquired Tubular Corporation of America, a premium casing manufacturer, for approximately 1.0 million shares of Weatherford common stock, $14.4 million in cash, a $0.7 million note due January 1997 and assumed debt of approximately $15.0 million.

     On May 3, 1996, we acquired ENERPRO International, Inc., a manufacturer of premium threads and thread connections, for 0.6 million shares of Weatherford common stock and the assumption of approximately $3.1 million in indebtedness.

     The acquisitions discussed above, with the exception of XL Systems, were accounted for using the purchase method of accounting. The results of operations of all acquisitions, excluding XL Systems, are included in our Combined Statements of Operations from their respective dates of acquisition. The 1999, 1998 and 1997 acquisitions are not material to us individually or in the aggregate for each applicable year.

LIQUIDITY AND CAPITAL RESOURCES

     As a subsidiary of Weatherford, our liquidity and capital resources historically have been provided from cash flow from operations and cash provided to us by Weatherford. As an independent entity following the spinoff, our liquidity and capital resources will depend upon our cash flow from operations and our ability to raise capital from third parties.

     Our cash flow from operating activities for 1998 was approximately $16.8 million and reflected uses of cash for working capital purposes and delays in collections of receivables relating to the downturn in the market. For the first six months of 1999, our cash flow from operations was $46.1 million and reflected a reduction in working capital needs. At current operating levels, our businesses generate only marginal levels of excess cash flow. We have, however, taken a number of steps to reduce our cost structure and expect that our operations for the year ending December 31, 2000 will generate sufficient cash flow from operations to satisfy all required capital expenditures and debt service requirements. We expect to finance additional acquisitions and expansions from cash flow from operations due to improved market conditions or through a combination of the issuance of additional equity and debt financing.

     We currently intend to seek the placement of between $100.0 million and $200.0 million of long-term debt in the private or public market during the year 2000. The terms of this financing will depend upon market conditions. Although we expect to pursue the financing during the year, there can be no assurances that such financing will occur or as to the terms and conditions thereof.

     Before the spinoff, we will issue an unsecured subordinated note to Weatherford in the amount of $100 million. The Weatherford note will bear interest at an annual rate of 10%. Interest payments will be due quarterly, and principal and all unpaid interest will be due no later than December 31, 2001. If we complete a debt or equity financing (whether public or private, but excluding working capital borrowings under the proposed credit facility and any equity issued in connection with a business combination) while the Weatherford note is outstanding, we will be required to use a portion of the net proceeds of that financing to repay any amount outstanding under the Weatherford note as of the time we complete that financing. The Weatherford note will be subordinated to the credit facility. We expect to refinance the Weatherford note as soon as practicable when market conditions permit.

TAX MATTERS

     As a result of the separation from Weatherford, we will no longer be able to combine the results of our operations with those of Weatherford in reporting income for United States federal income tax purposes and for income tax purposes in some states and foreign countries. We believe this will not have a material adverse effect on our earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for our use. We have adopted SOP 98-1. The adoption did not have a significant effect on our combined results of operations or financial position.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. We adopted this SOP in the first quarter of 1999. The adoption of SOP 98-5 is not expected to have a significant effect on our combined results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 has been amended by SFAS No. 137, which delays the effective date to fiscal years beginning after June 15, 2000. SFAS No. 133 will have no impact on our combined financial statements.

YEAR 2000 MATTERS

     The Year 2000 issue is the risk that information systems, computers, equipment and products using date-sensitive software or containing computer chips with two-digit date fields will be unable to correctly process the Year 2000 date change. If not identified and corrected prior to the Year 2000, failures could occur in our software, hardware, equipment and products and those of our suppliers, vendors and customers that could result in interruptions in our business. Any failure could have a material impact on us.

     In response to the Year 2000 issue, we have prepared and implemented a plan to assess significant Year 2000 issues and remediate any problems we identify in our:

     - information technology systems, including computer software and hardware; and

     - non-information technology systems utilizing date-sensitive software or computer chips, including products, facilities, equipment and other infrastructures.

     Our management information systems department, together with our technical and engineering employees and outside consultants, are responsible for the implementation and execution of the Year 2000 plan. Our Year 2000 plan is a comprehensive, multi-step process covering our information technology systems and non-information technology systems. The primary phases of the Year 2000 plan are:

          (1) assessing and analyzing our systems to identify those that are not Year 2000 ready;

          (2) preparing cost and resource estimates to repair, remediate or replace all systems that are not Year 2000 ready;

          (3) developing a company-wide, detailed strategy to coordinate the repair or replacement of all systems that are not Year 2000 ready;

          (4) implementing the strategy to make all systems Year 2000 ready; and

          (5) verifying, testing and auditing the Year 2000 readiness of all systems.

     The first, second, third and fourth phases of the Year 2000 plan have been completed. The fifth phase will be completed during the fourth quarter of 1999. Any unexpected delays or problems that prevent us from completing all phases of the Year 2000 plan in a timely manner could have a material adverse impact on us.

     We retained outside consultants to assist us with the installation of new software and with the assessment of the Year 2000 readiness of our information technology systems. We expect to retain additional consultants to assist us in the testing phase of the Year 2000 plan.

     In addition to our assessment and review of our own systems, we have communicated with our third-party contractors, such as vendors, service providers and customers, for the purpose of evaluating their readiness for the Year 2000 and determining the extent to which we may be affected by the remediation of their systems, software, applications and products. However, we are unable to guarantee that our information technology and non-information technology systems or those of third-party contractors will be Year 2000 ready or that the failure of us or any of these third parties to have Year 2000 ready systems would not result in interruptions in our business that could have a material adverse impact on us.

     In connection with the implementation and completion of the Year 2000 plan, we currently expect to incur pretax expenditures of approximately $3.5 million. We incurred approximately $3.0 million of such expenditures from January 1998 through June 30, 1999, of which approximately $2.4 million was incurred in connection with the replacement of our business application software and approximately $0.6 million was incurred in connection with the replacement of certain information technology hardware systems. We intend to continue to fund the Year 2000 plan expenditures with working capital and third-party lease financing. Based upon information currently available, we believe that expenditures associated with achieving Year 2000 compliance will not have a material impact on our operating results. However, any unanticipated problems relating to the Year 2000 issue that result in materially increased expenditures could have a material adverse impact on us.

     The 1999 expenditures associated with the Year 2000 plan represent approximately 15% of our 1999 management information systems department's budget. Various other information technology projects that are not related to the Year 2000 issue have been deferred due to the Year 2000 efforts. The effects of these delays are not expected to have a material impact on us.

     We are unable to predict the most likely worst case Year 2000 scenario. We are preparing a contingency plan in response to a Year 2000 worst case scenario and we estimate no lost revenues due to Year 2000 issues. However, we are unable to provide assurance that any contingency plan developed by us will be sufficient to alleviate or remediate any significant Year 2000 problems that we may experience.

     The above discussion of our efforts and expectations relating to the risks and uncertainties associated with the Year 2000 issues and our Year 2000 plan contain forward-looking statements. These statements involve predictions and expectations concerning our ability to achieve Year 2000 compliance, the amount of costs and expenses related to the Year 2000 issue and the effect the Year 2000 issue may have on business and results of operations. Certain risks and uncertainties may cause actual results to be materially different from the projected or expected results, the overall effect of which may have a materially adverse impact on us. These risks and uncertainties include, but are not limited to, unanticipated problems and costs identified in all phases of the Year 2000 plan, our ability to successfully implement the Year 2000 plan in a timely manner and the ability of our suppliers, vendors and customers to make their systems and products Year 2000 compliant.

                                    BUSINESS

GENERAL

     We are an international manufacturer and supplier of products used for the exploration and production of oil and gas. Our business is conducted through two operating segments: (1) drill stem products and (2) premium tubulars and engineered connections. Segment data for drill stem products and premium tubulars and engineered connections segments is contained in Footnote 17 to the Financial Statements. We are the world's leading provider of drill pipe and other drill stem products. We are also a leading provider in North America for engineered connections used for casing, production tubing and marine conductors and subsea structures. Our drilling products are designed and engineered for high performance and include all components of a drill stem from the rig floor to the drill bit. We have been the innovator in the field of drill pipe and other drill stem products for more than 20 years and are a leader in connection technology used in the drilling of wells. Our Atlas Bradford division also has been providing connection technology to the oil industry for approximately 50 years.

     Our company has grown substantially over the years through strategic acquisitions and internal development. Our operations are conducted throughout the world through manufacturing facilities located in the United States, Mexico, Canada, Europe and Asia. We also have 19 sales, service and repair locations around the world.

MARKET TRENDS AND OUTLOOK

     The market conditions in which we compete have been depressed since mid-1998 due to low oil prices and reduced drilling activity. This decline has affected our operations in two significant ways:

     - The lower rig count has reduced demand for drill stem products. The reduction in demand is attributable to both the lower number of drilling rigs requiring drill stem products and an increased level of stock on hand with our customers as drill stem products from idle rigs are made available to other rigs.

     - The decline in drilling activity has reduced the number of wells being completed offshore. This reduction in the number of completed offshore wells also reduces the demand for our premium casing, liner and production tubing and connections for these products. The reduced demand for premium tubular products also affects our accessory products.

     We currently expect that the demand for our drill stem products for 1999 will be down as much as 60% from 1998. The utilization of the excess drill stem products provided by idle rigs also will suppress levels of demand substantially below requirements for current drilling activity. We expect, however, that excess inventory with our customers should, absent any further changes in the drilling markets, be substantially diminished by the middle of the year 2000. Our premium tubulars and engineered connections business historically has reacted faster to downturns in the industry and has responded quicker to recoveries in the industry. This segment was the first of our businesses to be affected by the downturn in 1998 and the first to begin to experience improvements in demand. We currently expect that demand for our premium tubular products and connections will be up in the fourth quarter of 1999 compared to the third quarter of 1999 due to improvements in offshore drilling and the rig count. We also expect that demand for these products will continue to improve next year absent a downturn in the market. Because the market conditions for our drilling products is heavily dependent on drilling activity, which in turn is dependent on the price of oil and gas, the effect of the current market conditions on our business is extremely difficult to project and is subject to much uncertainty.

GROWTH STRATEGY

     Our strategy for growth is to seek new opportunities in the drilling and tubular segments of the oilfield equipment market. During the last year we completed various acquisitions that are important to our long-term growth. Those acquisitions included:

     - The acquisition of a 50.01% ownership interest in Voest-Alpine Stahlrohr Kindberg in Austria. Voest-Alpine owns a modern tubular mill in Austria with a production capacity of approximately 300,000 tons per year. We also entered into a long-term green tube supply agreement with Voest-Alpine to supply a large portion of the raw materials we need for drill pipe in the United States. The investment in Voest-Alpine provided us with a low cost source of raw materials for our operations as well as a platform to enter the Eastern hemisphere tubular markets.

     - The acquisition of substantially all of the outstanding shares of the Mexican entity that owned the manufacturing facility in Veracruz, Mexico where we manufacture drill pipe and tool joint connections for drill pipe. This acquisition expanded our drill pipe manufacturing capacity and enhanced our ability to provide our drill pipe operations throughout the world with low cost tool joints.

     - The acquisition of Petro Drive, Inc., a provider of conductors, connections and installation services and equipment for the Gulf of Mexico and other offshore markets. This acquisition has helped strengthen our XL Systems offshore conductor and riser business by expanding its market presence and product offering. This acquisition in conjunction with a smaller acquisition in Singapore earlier in the year also has provided a platform for the expansion of our conductor and riser business internationally.

     - The pending acquisition of an additional interest in H-Tech, a Malaysian manufacturer of drill pipe for the Southeast Asia markets. This acquisition, which is expected to close by the end of October 1999, is expected to provide us with a controlling interest in H-Tech and a stronger presence in the important and growing Asian markets.

     We also acquired during 1999 various smaller companies that have allowed us to expand our premium coupling, pup joint and accessory businesses. Following the spinoff, we intend to continue to actively pursue acquisitions and other opportunities for growth. Our strategy for growth through acquisitions and internal development will focus on:

     - Lowering costs through consolidations

     - Introducing and acquiring new tubular and thread technologies

     - Expanding internationally

     - Adding new products and services that are complementary to our existing products and services

     - Investing in new tubular and connection technologies and joint venture projects such as our titanium drill pipe project with RTI Energy Systems, Inc. and the development of connections for expandable tubing

     - Investing in additional subsea products and services

     - Maintaining manufacturing capacity for growth

     We intend to finance future acquisitions and growth opportunities through a combination of internally generated capital, equity issuances and incurrences of debt where we deem prudent or appropriate. Any issuances of equity will depend upon the opportunity and circumstances. We will only incur debt where we consider the terms to be appropriate.

DRILL STEM PRODUCTS

     Our drill stem products segment manufactures and sells a complete line of drill stem products. Those products include primarily drill pipe, drill collars, heavyweight drill pipe and kellys. The products offered by our drill stem products segment constitute all of the components of the drill stem used to drill a well from the rig floor to the drill bit.

     We sell our drill stem products to a variety of customers including drilling contractors, oil field equipment rental companies and oil and gas operators. We also sell drill pipe to utility boring and water well companies as well as distributors to those companies. Drill stem purchasing decisions are based on quality, price, delivery and operational requirements.

     A description of our principal drill stem products follows:

  Drill Pipe

     Drill pipe is the principal mechanical tool used in drilling for oil and gas. We sell our drill pipe primarily to rig contractors and rental companies. Unlike a drilling rig, drill pipe is a consumable product with a limited life span based on usage. Our drill pipe is designed and manufactured to operate in highly corrosive and harsh environments and is engineered to withstand extreme operating conditions such as those that exist offshore and in deep wells.

     Our drill pipe incorporates a number of proprietary designs, connections and coatings. We recently introduced a line of drill pipe designed for extreme drilling conditions as well as the first drill pipe manufactured using titanium for short radius drilling. Our Drill Tube division also provides drill pipe for the growing utility boring and water well industries. Our principal competitors in drill pipe are Omsco, IDPA, NKK and various local manufacturers in foreign countries. Sales of drill pipe represented approximately 56%, 39% and 43% of our total sales during 1998, 1997 and 1996, respectively.

  Drill Collars

     Drill collars are used to provide weight on a drill bit to assist in the drilling process. A drill collar is generally located directly above the drill bit and is machined from a solid steel bar to provide the necessary weight for a vertical well. Our principal competitors for drill collars are the same as our competitors for drill pipe.

  Heavyweight Drill Pipe and Other Drill Stem Products

     Our heavyweight drill pipe is a seamless tubular product that is less rigid than a drill collar. Heavyweight drill collars provide the transition zone between a drill collar and the drill pipe. Heavyweight drill pipe also serves to apply weight to a drill bit in a directional well. We also provide kellys, subs and pupjoints. Our principal competitors for heavyweight drill pipe and other drill stem products are Smith International, Inc., SMFI and Omsco.

PREMIUM TUBULARS AND ENGINEERED CONNECTIONS

     Our premium tubular and engineered connections segment manufactures and sells premium production tubing, liners and casing and connections for marine conductors and subsea structures. This segment also provides couplings and accessories for casings and other tubular products. The term "premium" refers to seamless tubulars with high alloy chemistry, specific molecular structure and highly engineered connections. Our premium tubulars are sold both with and without our proprietary Atlas Bradford(R) and other owned or licensed connections. Our premium tubulars are used in particularly harsh environments, such as offshore and deep natural gas wells where pressure, temperature and corrosive elements are extreme.

     Our premium tubular products and connections are sold both through distributors and directly to operators of oil and gas wells. These products and connections also are sold to mills and various oilfield service companies. The principal competitors for our premium engineered connections are Hydril, Hunting Interlock and VAM. During 1999, we licensed to TAMSA the international rights to our Atlas Bradford connections.

     A description of our principal premium tubulars and engineered connections products follows:

  Premium Tubulars and Connections

     Our Atlas Bradford division provides connection threading and related services to oil and gas companies, tubular distributors and oilfield service companies. Threading services provided by this division may be sold with tubulars we provide or on tubular products provided by the customer. We believe that Atlas Bradford is one of the largest providers of connections in North America for premium production tubing and casing.

  Premium Casing

     Our TCA division is a leading provider of critical-service casing for offshore and extreme applications. TCA offers a wide variety of sizes ranging from 4 1/2" to 17". Products sold by TCA also are sold with our proprietary Atlas Bradford connections. TCA also provides tubular processing services for major tubular steel mills.

  Couplings

     Our Texas Arai division provides couplings used to connect premium and API casing and tubing. Texas Arai is one of the world's largest providers of couplings for oilfield applications. Texas Arai's couplings are provided to mills, distributors of tubular products and end users.

  Accessories and Insulated Tubing

     Our Tube-Alloy division provides a variety of tubular accessories, flow control equipment and connections used in connection with the completion of oil and gas wells. Tube-Alloy also has developed and is marketing a proprietary line of insulated tubing used for deepwater and extreme temperature applications.

  Conductors and Risers for Subsea Structures

     Our XL Systems division provides connections and installation services for marine conductors and subsea structures. Conductors are the initial support for new wells from which both downhole and wellhead sections attach. Conductors are typically hammered in place at the beginning of the drilling process. We use a proprietary wedge thread technology to connect the conductors. Our primary competition for conductors and subsea constructors are ABB, DrillQuip and various smaller companies.

  Other

     Our premium tubulars and engineered connections segment also provides design and connection services to third parties. This group has developed connections for expandable casing and is developing on other new tubular and connection technology.

RAW MATERIALS

     We use the following principal raw materials:

PRODUCT                                       RAW MATERIAL
-------                                       ------------
Drill pipe                          Steel billets and seamless green
                                    tubing
Drill collars                       Solid steel bars
Heavyweight drill pipe              Heavy walled tubes
Premium tubing and casing           Seamless green tubing

     Our suppliers for these raw materials are the major domestic and international steel mills, including our Voest-Alpine Kindberg affiliate. We also have established relationships with several domestic and foreign mill sources to provide us with these products. TAMSA in Mexico currently provides raw materials for our Mexican and Indian operations. We have a 30 year supply contract with TAMSA in which we have given it the right to supply these operations as long as the prices are on a competitive basis and we are not providing those supplies internally or from affiliates such as Voest-Alpine.

PROPERTIES

     The following table describes the material manufacturing and other facilities and principal offices currently owned or leased by us.

                                       FACILITY    PROPERTY
                                         SIZE        SIZE
              LOCATION                 (SQ.FT.)    (ACRES)    TENURE          UTILIZATION
              --------                 ---------   --------   ------          -----------
Navasota, Texas                          347,000     83.00     Owned   Manufacture of drill pipe,
                                                                       premium threaded casing,
                                                                       liners and tubing

Veracruz, Mexico                         303,400     42.00     Owned   Manufacture of tool joints

Muskogee, Oklahoma                       195,900    108.40     Owned   Manufacture of TCA premium
                                                                       casing

Houston, Texas                           148,500     20.00    Leased   Manufacture of Atlas
                                                                       Bradford connectors

                                         114,200     21.90     Owned   Manufacture of API and
                                                                       premium threaded couplings

                                          54,500      7.00     Owned   Premium threading services
                                                                       and manufacture of tubular
                                                                       accessories

                                          23,150      10.0     Owned   Manufacture of drill
                                                                       collars, heavyweights and
                                                                       kellys

                                          31,800      10.0     Owned   Heat-treat of drill
                                                                       collars and kellys

Bryan, Texas                             160,000     55.30     Owned   Manufacture of drill pipe

Kindberg, Austria                      1,614,600    101.27     Owned   Manufacture of green tube
                                                                       and casing

Edmonton, Alberta, Canada                109,600     10.20     Owned   Manufacture of drill pipe,
                                                                       premium threaded casing,
                                                                       liners and tubing

Houma, Louisiana                          85,000      9.40     Owned   Manufacture of downhole
                                                                       accessories

Broussard, Louisiana                      24,600      5.64    Leased   Provider of drivers for
                                                                       conductor installation
                                                                       services

Jurong, Singapore                         33,600      2.67    Leased   Manufacture of drill
                                                                       collars, accessories and
                                                                       threading services

                                       FACILITY    PROPERTY
                                         SIZE        SIZE
              LOCATION                 (SQ.FT.)    (ACRES)    TENURE          UTILIZATION
              --------                 ---------   --------   ------          -----------
Beaumont, Texas                           12,300      29.0     Owned   Premium threading services
                                                                       and manufacture of
                                                                       conductors

     In addition to the above facilities, we have an agreement with Oil Country Tubular Limited pursuant to which OCTL's manufacturing facility in Narketpally, India is dedicated by OCTL to the production of drill pipe and other tubular products exclusively for us. OCTL owns this facility, which consists of 262,000 square feet located on 60 acres.

PATENTS

     Many areas of our business rely on patents and proprietary technology. We currently have more than 130 patents issued or pending. Many of our patents provide us with competitive advantages in our markets. Although we consider our patents and our patent protection to be an important part of our business, we do not believe that the loss of one or more of our patents would have a material adverse effect on our business.

BACKLOG

     With the exception of drill pipe, our backlog is not material. We had a backlog of drill pipe as of December 31, 1998, 1997 and 1996 of $89.9 million, $360.0 million and $170.0 million, respectively. This backlog represented approximately 13.9%, 57.1% and 46.3% of our total company sales for those years. The decline in drill pipe backlog reflects current market conditions. Our backlog at June 30, 1999 was $35.9 million. We also believe that sales will be materially dependent upon timing and recovery of drilling activity.

INSURANCE

     We participate in a variety of insurance policies carried by Weatherford. We are partially self-insured for certain claims in amounts that we believe to be customary and reasonable. We also maintain political risk insurance to insure against certain risks while doing business with foreign countries.

     Although we believe that we currently maintain insurance coverage that is adequate for the risks involved, there is always a risk that our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses. For example, while we maintain product liability insurance, this type of insurance is limited in coverage and it is possible that an adverse claim could arise that exceeds our coverage. Our insurance rates as a stand-alone entity may differ from those rates obtained by Weatherford. Finally, insurance rates have in the past been subject to wide fluctuation and changes in coverage could result in increases in our cost or higher deductibles and retentions.

FEDERAL REGULATION AND ENVIRONMENTAL MATTERS

     Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have over the years become more stringent and compliance with such laws increases our overall cost of operations. In addition to affecting our ongoing operations, applicable environmental laws can require us to remediate contamination at our properties, at properties formerly owned or operated by us, and at facilities to which we sent waste materials for treatment or disposal. While we are not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise that could have a material adverse effect.

     Our expenditures during 1998 to comply with environmental laws and regulations were not material and we currently expect that the cost of compliance with environmental laws and regulations for 1999 also will not be material. We also believe that our costs for compliance with environmental laws and regulations are generally within the same range with those of our competitors. However, we can offer no assurance that our costs to comply with environmental laws in the future will not be material.

EMPLOYEES

     As of June 30, 1999, we had approximately 2,260 employees. Certain of our operations are subject to union contracts. These contracts, however, cover only a small portion of our employees.

LITIGATION

     From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would materially adversely affect us.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 1450 Lake Robbins Drive, Suite 600, The Woodlands, Texas 77380. Our telephone number is (281) 297-8500.

                                   MANAGEMENT

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF GRANT PRIDECO

     Effective as of the distribution date, Grant Prideco's board of directors will consist of nine persons. The following persons are currently expected to serve as directors. In addition, we expect that at least one additional person will be named to our board of directors prior to the spinoff. Each initial director will serve until our annual meeting of stockholders to be held in 2001.

NAME                                                          AGE
----                                                          ---
David J. Butters*...........................................  59
John C. Coble...............................................  57
Bernard J. Duroc-Danner*....................................  46
Eliot M. Fried..............................................  66
Sheldon B. Lubar*...........................................  70
William E. Macaulay*........................................  54
Robert K. Moses*............................................  59
Robert A. Rayne*............................................  50

* Also a director of Weatherford.

     David J. Butters is a Managing Director of Lehman Brothers, Inc., an investment banking company, where he has been employed for more than the past five years. Mr. Butters is currently Chairman of the Board of Directors of GulfMark Offshore, Inc., a director of Anangel-American Shipholdings, Ltd. and a member of the Board of Advisors of Energy International, N.V.

     John C. Coble will serve as Chief Executive Officer, President and Director of Grant Prideco upon the completion of the spinoff. Mr. Coble was appointed President of Grant Prideco in 1995. From 1989 to 1995, Mr. Coble held senior executive positions at Weatherford and held senior executive positions at Grant Prideco from 1981 to 1989. Prior to 1981, Mr. Coble spent 12 years with Shell Oil Company in both marketing and financial areas. Mr. Coble graduated with a Bachelors degree from the University of Missouri and a Masters degree from Kellogg School of Business (Northwestern University).

     Bernard J. Duroc-Danner is the President, Chief Executive Officer and Chairman of the Board of Directors of Weatherford. Mr. Duroc-Danner has served as President and CEO of Weatherford since May 1990. Mr. Duroc-Danner holds a Ph.D. in economics from Wharton (University of Pennsylvania). In prior years, Mr. Duroc-Danner held positions with Arthur D. Little and Mobil Oil Inc. Mr. Duroc-Danner is a director of Parker Drilling Company (an oil and gas drilling company) and Cal Dive International, Inc. (a company engaged in subsea services in the Gulf of Mexico).

     Eliot M. Fried, a Managing Director of Lehman Brothers, is a member of Lehman Brothers' Investment and Capital Commitment Committees, as well as Senior Trustee of Lehman Brothers Holdings Inc. Retirement Plan. Mr. Fried is a director of Axsys Technologies Inc., L-3 Communications Corporation and Blount International Inc.

     Sheldon B. Lubar has been the Chairman of Lubar & Co., a private investment company, for more than the past five years. Until February 8, 1999, Mr. Lubar served as Chairman and Chief Executive Officer of Christiana Companies, Inc., a diversified holding company that held shares of Weatherford common stock and owned a company that was engaged in refrigerated and dry warehousing, transportation and logistic services. Mr. Lubar is a director of C2, Inc., Ameritech Corporation, Massachusetts Mutual Life Insurance Company, Firstar Corporation, MGIC Investment Corporation and Jefferies & Company, Inc.

     William E. Macaulay has been the Chief Executive Officer of First Reserve Corporation, a Connecticut-based-corporation that manages various investment company funds, for more than the past five years and has served as Chairman of First Reserve Corporation since June 1998. He is a director of Maverick Tube Corporation (a manufacturer of oilfield tubulars, line pipe and structural steel), National-Oilwell, Inc. (a company engaged in the design, manufacture and sale of machinery and equipment and the distribution of products used in oil and gas drilling production), and Cal Dive International, Inc. (a company engaged in subsea services in the Gulf of Mexico).

     Robert K. Moses, Jr. has been a private investor, principally in the oil and gas exploration and oilfield services business in Houston, Texas, for more than the past five years. He served as Chairman of the Weatherford Enterra Board from May 1989 to December 1992.

     Robert A. Rayne has been an Executive Director of London Merchant Securities plc (property investment and development with major investments in leisure enterprises), a United Kingdom-listed public limited company, for more than the past five years.

     Our board will have a three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. We will not have a nominating committee.

     The Audit Committee will comprise certain directors who are not employees of Grant Prideco or any of its subsidiaries. Messrs. Butters, Fried and Rayne will serve initially as members of the Audit Committee. The primary functions of the Audit Committee are:

     - assessing the independence and performance of our independent and internal auditors;

     - recommending to our board the selection and discharge of our independent auditors; and

     - evaluating the adequacy of our internal accounting controls.

     Our independent auditors and internal auditors will have unrestricted access to the Audit Committee and vice versa.

     The Compensation Committee will comprise certain directors who are not employees of Grant Prideco or any of its subsidiaries. Messrs. Lubar, Moses and Rayne will serve initially as members of the Compensation Committee. The primary functions of the Compensation Committee are:

     - recommending to our board the compensation to be paid to the directors, officers and key employees; and

     - subject to review and approval of certain matters by our full board of directors, administering the compensation plans for our executive officers.

     Messrs. Duroc-Danner, Coble, Butters and Macaulay will serve initially as members of the Executive Committee. The primary function of the Executive Committee is to act on behalf of our board of directors between regularly scheduled meetings of the board.

DIRECTOR COMPENSATION

  Fees

     We pay our directors who are not our employees the following fees:

     - $1,000 for each board and committee meeting attended;

     - $1,500 for the Committee Chairman for each committee meeting attended;
       and

     - $7,000 for each quarter of the year in which the person serves as a director.

     Pursuant to Grant Prideco's Director Plan, each outside director will be granted stock options or warrants to purchase an aggregate of 60,000 shares of our common stock. In addition, the directors will be reimbursed for their travel expenses to and from board and committee meetings.

  Grant Prideco, Inc. 1999 Non-Employee Director Stock Option Plan

     Our non-employee director stock option plan is designed to encourage our non-employee directors to obtain an equity interest in Grant Prideco. A total of shares of Grant Prideco common stock may be subject to options under the plan. We believe that stock ownership in Grant Prideco motivates our directors to work toward our long-term growth and development. Under the plan, non-employee directors upon their initial election to the board are granted options or warrants to purchase 60,000 shares of common stock at exercise prices equal to the market price of our common stock on the date of grant. In addition, on every third annual meeting of our stockholders, each person who is then a non-employee director will be granted options or warrants to purchase 60,000 shares of our common stock at exercise prices equal to the market price of our common stock on the date of the grant. Each person who becomes a non-employee director on the date of the spinoff will be granted options or warrants to purchase 60,000 shares of common stock at exercise prices equal to the market price of the common stock on that date. The options granted under the plan generally are subject to three-year cliff-vesting so that a non-employee director generally will not be entitled to the options if he or she elects to leave. However, the options will be immediately exercisable if the non-employee director dies or becomes disabled or if there is a change in control of Grant Prideco while he or she is still a director. The options also will be exercisable in part if the non-employee director retires from Grant Prideco in good standing. We believe that this type of vesting schedule provides strong incentives for creating long-term value for Grant Prideco.

  Director Deferred Compensation Plan

     Under our deferred compensation plan for non-employee directors, each non-employee director may elect to defer up to 7.5 percent of any fees paid by us. The deferred fees are converted into non-monetary units representing shares of common stock that could have been purchased with the deferred fees based on the market price of common stock at the time of the deferral. If a non-employee directors elects to defer at least five percent of his fees, we will make an additional credit to the director's account equal to the sum of (1) 7.5 percent of the director's fees plus (2) the amount of fees deferred by the director. Our directors may generally determine when the funds will be distributed from the plan. The amount of the distribution will be equal to the number of units in the director's account multiplied by the market price of the common stock at the time of distribution. Distributions will generally be made in common stock, except that amounts representing fractional shares will be distributed in cash.

EXECUTIVE OFFICERS OF GRANT PRIDECO

     Set forth below is information with respect to the individuals who will serve as our executive officers as of the distribution date.

NAME                                     AGE                  POSITION
----                                     ---                  --------
Bernard J. Duroc-Danner................  46    Chairman of the Board
John C. Coble..........................  57    Chief Executive Officer, President and
                                                 Director
William G. Chunn.......................  66    Executive Vice President of Operations
Curtis W. Huff.........................  42    Senior Vice President and Interim
                                               General Counsel
Frances R. Powell......................  44    Senior Vice President, Chief Financial
                                                 Officer and Treasurer

     William G. Chunn was appointed Executive Vice President, Operations in 1995 after the merger of Grant TFW, Inc. and Prideco, Inc. Mr. Chunn served as President, Chief Executive Officer and Director of Prideco from 1985 to 1995. Mr. Chunn has held senior executive positions in the drill stem industry for over 30 years.

     Curtis W. Huff will service as Senior Vice President and interim General Counsel for Grant Prideco subsequent to the spinoff in addition to his current duties as Senior Vice President, General Counsel and

Secretary for Weatherford. Prior to 1998, Mr. Huff was a partner with the law firm of Fulbright & Jaworski L.L.P., our counsel, and held that position for more than five years.

     Frances R. Powell will serve as Senior Vice President, Chief Financial Officer and Treasurer of Grant Prideco after the spinoff. Ms. Powell is currently Vice President of Accounting and Controller for Weatherford, where she has served in this position since 1991. From 1986 to 1990, Ms. Powell served as Controller for and held other executive positions with GulfMark Offshore, Inc.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information regarding compensation we paid for the fiscal year ended December 31, 1998 to the individuals serving as our Chief Executive Officer and the only other executive officer whose base salary and bonus exceeded $100,000 for fiscal 1998 (collectively, the "Named Executive Officers"). During the periods presented, the individuals were compensated in accordance with Weatherford's plans and policies. All references in the tables to stock and stock options relate to awards of stock and stock options of Weatherford common stock. No compensation information is provided for Mr. Duroc-Danner, Mr. Huff or Ms. Powell because compensation paid to those persons by Weatherford for 1998 was for their employment with Weatherford and not Grant Prideco. Descriptions of employment agreements to be entered into effective as of the distribution date between Grant Prideco and certain of the Named Executive Officers are set forth under "-- Employment Agreements and Change-of-Control Arrangements".

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                    ANNUAL COMPENSATION             COMPENSATION AWARDS
                                            -----------------------------------   -----------------------
                                                                   OTHER ANNUAL   RESTRICTED   SECURITIES    ALL OTHER
NAME AND PRINCIPAL POSITION                  SALARY      BONUS     COMPENSATION     STOCK      UNDERLYING   COMPENSATION
COMPENSATION($)                              ($)(1)      ($)(1)     ($)(2)(3)     AWARDS($)    OPTIONS(#)      ($)(4)
---------------------------                 ---------   --------   ------------   ----------   ----------   ------------
John C. Coble.............................   296,108    150,000      103,366            --      100,000        11,056
  Chief Executive Officer,
  President and Director
William G. Chunn..........................   207,692     35,700       59,984            --       25,000         1,920
  Executive Vice
  President of Operations

---------------

(1) Salary and bonus compensation include amounts deferred by each executive officer under the Weatherford Executive Deferred Compensation Stock Ownership Plan (the "Executive Deferred Plan") described in Note 2 below. The bonus amounts were earned in the year in which they are shown in the table but were paid in the first half of the following year.

(2) Other Annual Compensation includes (i) the vested portion of the amount contributed by us under the Executive Deferred Plan equal to 7.5% of each annual officer's compensation for each year, plus (ii) the vested portion of our matching contribution under the Executive Deferred Plan equal to 100% of the amount deferred by the officer. Each officer can defer up to 7.5% of his or her total salary and bonus compensation each year. Our contributions vest over a five-year period on the basis of 20% per year from the date of initial participation in the Executive Deferred Plan. Under the Executive Deferred Plan, the compensation deferred by each officer and our contributions are converted into non-monetary units equal to the number of shares of common stock that could have been purchased at a market-based price by the amounts deferred and contributed. Distributions are made under the Executive Deferred Plan after an officer retires, terminates his employment or dies. The amount of the distribution under the Executive Deferred Plan is based on the number of vested units in the officer's account multiplied by the market price of the common stock at that time. Following the spinoff, the accounts of the executive officers for deferrals made prior to spinoff will be maintained by Weatherford with the executive being credited with both Weatherford common stock units and our common stock units. Distributions in respect of deferrals prior to the spinoff will be paid by Weatherford based on the market price of the Weatherford common stock allocated to the account of the executive immediately prior to the spinoff and our common stock issued as a distribution in respect of those shares. Distributions under the Executive Deferred Compensation Plan may, at Weatherford's election, be made in cash, stock or combination of both. We will maintain a separate Executive Deferred Compensation Plan for our executives after the spinoff in which the common stock accounts will be based solely on our stock and distributions will be made by us in cash, our stock or a combination of both. Weatherford's and our obligations with respect to the Executive Deferred Plan are unfunded. However, Grant Prideco and Weatherford have established grantor trusts that are subject to the claims of our creditors, into which funds are deposited with an independent trustee that purchases shares of common stock for the Executive Deferred Plan. As of December 31, 1998, Messrs. Coble and Chunn had 33,863 and 13,219 units allocated to their respective accounts.

(3) Excludes the total amount of all perquisites and other benefits that were less than the lesser of $50,000 or 10% of the total of annual salary and bonus of each executive officer.

(4) Represents matching contributions of $1,920 made by Weatherford in 1998 under Weatherford's 401(k) Savings Plan for each of Messrs. Coble and Chunn and life insurance premiums of $7,493 and $2,063 paid by Weatherford in 1998 for each of Messrs. Coble and Chunn, respectively.

STOCK OPTION GRANTS IN FISCAL 1998

     The following table provides certain information related to Weatherford options granted to the Named Executive Officers during fiscal 1998. For information concerning the treatment of options held by our officers after the spinoff, see "Relationship Between Grant Prideco and Weatherford After the Spinoff -- Distribution Agreement -- Employment Matters; Treatment of Outstanding Stock Options and Restricted Stock".

                                   INDIVIDUAL GRANTS
                                -----------------------
                                             % OF TOTAL
                                NUMBER OF     OPTIONS
                                SECURITIES    GRANTED
                                UNDERLYING       TO       EXERCISE
                                 OPTIONS     EMPLOYEES    OR BASE
                                  GRANT      IN FISCAL     PRICE                             GRANT DATE
NAME                            GRANTED(1)      1998       ($/SH)     EXPIRATION DATE    PRESENT VALUE($)(2)
----                            ----------   ----------   --------   -----------------   -------------------
John C. Coble.................   100,000        13.8%      18.125    September 7, 2011        1,075,100
William G. Chunn..............    25,000         3.4       18.125    September 7, 2011          268,775

---------------

(1) The options become fully exercisable on September 8, 2001.

(2) The grant date present value is based upon Black-Scholes option valuation model. The calculation assumes volatility of 52%, a risk free rate of 5.02%, a seven year expected life, no expected dividends and option grants at $18.125 per share. The actual value, if any, of any option will depend on the amount, if any, by which the stock price exceeds the exercise price on the date the option is exercised. Thus, this valuation may not be a reliable indication as to value and there is no assurance the value realized will be at or near the value estimated by the Black-Scholes model.

AGGREGATED OPTION EXERCISES IN FISCAL 1998 AND DECEMBER 31, 1998 OPTION VALUES

     The following table provides information related to Weatherford common stock options exercised by the Named Executive Officers during fiscal 1998 and the number and value of Weatherford options held at December 31, 1998.

                                                               NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED             IN-THE-MONEY
                          SHARES ACQUIRED                      OPTIONS AT FY-END(#)         OPTIONS AT FY-END($)(1)
                             VALUE UPON          VALUE      ---------------------------   ---------------------------
NAME                     OPTION EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     ------------------   -----------   -----------   -------------   -----------   -------------
John C. Coble..........             --               --        80,400        100,000        450,650        125,000
William G. Chunn.......             --               --            --         25,000             --         31,250

---------------

(1) The value is based on the difference in the closing market price of the Weatherford common stock on December 31, 1998 ($19.375), and the exercise price of the options. The actual value, if any, of the unexercised options will depend on the market price of the Weatherford or Grant Prideco stock issuable on the exercise of the options at the time of the exercise of the options.

BENEFIT PLANS

     We will maintain the following plans after the Spinoff:

  Grant Prideco, Inc. 1999 Employee Stock Option and Restricted Stock Plan

     We consider stock options and restricted stock to be an important incentive to our employees to work toward the Company's long-term growth. Accordingly, we will from time to time grant to our employees (including our executive officers) options to purchase shares of Grant Prideco common stock and awards of restricted Grant Prideco stock. The number of shares to be granted will be based
on the level and contribution of the employee. A total of           shares of
Grant Prideco common stock have been dedicated to the plan. Stock options are subject to vesting over a number of years and generally will have exercise prices equal to the market price of the common stock at the date of grant. However, the exercise price and exercisability of each option may be determined by the Compensation Committee of the board of directors. Similarly, restricted stock awards will generally be subject to certain restrictions so that an employee will not be entitled to the stock if he or she elects to leave the Company. We believe that these types of vesting and restrictions provide strong incentives for creating long-term value for the Company. We intend to grant to our executive officers the number of stock options and restricted stock that is consistent with industry standards and our objectives towards emphasizing stock-based compensation for our senior executive officers.

  Grant Prideco, Inc. Executive Deferred Compensation Plan

     We will maintain an executive deferred compensation plan to provide our key employees with long-term incentive compensation through benefits that are linked directly to future increases in the value of Grant Prideco common stock and that may be realized only upon the employee's termination of employment. Under this plan, eligible employees receive a tax deferred credit equal to 7.5 percent of their annual compensation through a credit to an account that is converted into non-monetary units representing the number of shares of Grant Prideco common stock that the credited funds could purchase at an price equal to the average closing price of our common stock during the month the amounts are credited. In addition, as an incentive to the participants to base their deferred compensation on increases in our common stock a portion of the compensation that they would otherwise receive from us, the participating employees also are offered the opportunity to defer up to 7.5 percent of their compensation to their account under this plan, in which case we will make a matching credit equal to the amount of the deferral by the employee. This plan provides for a five-year vesting period with respect to credits we provide, and the ultimate value of benefits under the plan to the participant are wholly dependent upon the price of Grant Prideco common stock at the time the employee terminates his employment. We believe that our deferred compensation plans are an important component of our stock-based compensation program and align management's interest with those of our stockholders. Under the plan, Grant Prideco intends to create a grantor trust so that each employer may make periodic contributions to the trust approximating the amounts credited to an employee's account. The trustee would use these contributions to purchase our common stock in the open market, and this stock could be used to satisfy the obligation to the employee when due.

  Grant Prideco, Inc. Foreign Executive Deferred Compensation Plan

     We also will maintain an executive deferred compensation plan that will provide our key foreign employees with long-term incentive compensation through benefits that are directly linked to future increases in the value of the common stock. Under this plan, eligible foreign employees receive a tax deferred credit equal to 15 percent of their annual compensation through a credit to an account that is converted into non-monetary units representing the number of shares of our common stock that the contributed funds could purchase at a price equal to the average closing price of our common stock during the month the amounts are credited. This plan provides for a five-year vesting period with respect to these credits, and the ultimate value of benefits under the plan to the participant are wholly dependent upon the price of our common stock at the time the employee terminates his employment.

  Grant Prideco, Inc. 401(k) Savings Plan

     We have established a 401(k) savings plan that allows eligible employees to make before- and after-tax contributions toward their retirement security and receive matching and discretionary contributions from us. All of our employees are eligible to participate in the plan unless they are employees covered under a collective bargaining agreement, leased employees, employees working outside the United States, non-resident aliens with no United States source income or employees participating in a retirement plan maintained outside the United States. An eligible employee may elect to defer up to 16 percent of his or her compensation on a before-tax basis. After a year of service, we will match half of up to six percent of a participant's before-tax deferrals, and the participant will be able to share in any discretionary contributions we make. A participant's contributions and any matching and discretionary contributions we make will be vested immediately. Participants may invest their accounts in various investment funds offered under the plan. A participant may withdraw certain funds from his or her account in the case of a financial hardship or on or after age 59 1/2, and may withdraw his or her after-tax and/or rollover contributions at any time. Loans are also available to participants under the plan. Distributions of a participant's before- and after-tax contributions and our contributions may be made when the participant dies, becomes disabled, retires or terminates employment. We believe that financial security is often the main factor for determining the quality of life during retirement, and this plan provides our employees with the opportunity to effectively save toward long-term financial goals.

EMPLOYMENT AGREEMENTS AND CHANGE-OF-CONTROL ARRANGEMENTS

     We currently expect to enter into an employment agreement with each of Mr. Coble and Ms. Powell as our executive officers. These employment agreements will be in lieu and in substitution of the employment agreements that Mr. Coble and Ms. Powell have with Weatherford. We expect that each employment agreement will have a term of three years and be renewable annually. Under the terms of these employment agreements, if we terminate the executive's employment for any reason other than "cause" or "disability" or if the executive terminates his or her employment for "good reason", as defined in the employment agreements, the executive will be entitled to receive an amount equal to the sum of (1) three times the executive's current annual base compensation plus the highest bonus paid by Grant Prideco or Weatherford to the executive during the three years prior to the year of termination, (2) any accrued salary or bonus (pro-rated to the date of termination), (3) an amount payable as if all retirement plans were vested, (4) the amount that would have been contributed as our match under our 401(k) plan and our executive deferred plan for three years and (5) the executive's car allowance for three years. Under the employment agreements, "cause" is defined as the willful and continued failure to perform the executive's job after written demand is made by the Chief Executive Officer or the board or the willful engagement in illegal conduct or gross misconduct. Termination by the executive for "good reason" is generally defined as (A) a material reduction in title and/or responsibilities of the executive, (B) certain relocations of the executive or (C) any material reduction in the executive's benefits. In addition, under such circumstances, all stock options and restricted stock granted to the executive will vest automatically. The executive also would have the right to surrender for such cash all such options unless to do so would cause a transaction otherwise eligible for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 to be ineligible for such treatment, in which case the executive would receive shares of common stock equal in value to the cash he or she would have received. All health and medical benefits would also be maintained after termination for a period of three years provided the executive makes his or her required contribution. Under the Deficit Reduction Act of 1984, certain severance payments that exceed a certain amount could subject both us and the executive to adverse U.S. federal income tax consequences. Each of the employment agreements provides that we would be required to pay the executive a "gross up payment" to insure that the executive receives the total benefit intended by the employment agreement. The base compensation payable to Mr. Coble and Ms. Powell under the
employment agreements are $          and $          , respectively.

     Upon the spinoff, we expect to enter into a change of control agreement with Mr. Chunn. Under this agreement, he will be provided with certain benefits if there is both a change of control of Grant Prideco and is subsequently terminated for any reason other than for "cause" or elects to terminate his employment for "good reason" within two years after a change of control. A change of control is defined generally as an acquisition by a person or group of persons of at least 50% of our outstanding common stock. Under his agreement, if there is a change of control of Grant Prideco, we would agree that his base salary would not decrease unless there was a company-wide salary reduction, Mr. Chunn would continue to be eligible for an annual bonus under our incentive plan applicable to other key employees and if we are not the surviving entity in a change of control, the surviving company would be required to issue substantially similar options in replacement of any Grant Prideco options held by him. For cause under Mr. Chunn's employment agreement will be defined to be the failure by him to perform his job after written notice from us, engaging in illegal conduct or misconduct, a conviction of a crime involving moral turpitude, a misappropriation of funds, disparagement of us or our management or other cause determined by our board of directors in good faith. "Good reason" will be defined in Mr. Chunn's employment agreement as a material reduction in responsibility or benefits.

     If, following a change of control, Mr. Chunn's employment is terminated by us for any reason other than cause or Mr. Chunn's employment is terminated by him for good reason, he would be entitled to two years base salary plus two years bonus, and all of his outstanding options will vest.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Before the spinoff, we had no Compensation Committee. As of the spinoff, the Compensation Committee of our board will consist of Messrs. Lubar, Moses and Rayne. Messrs. Lubar, Moses and Rayne also comprise the compensation committee of Weatherford's board.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     Because the spinoff will be on the basis of one share of our common stock distributed for each two shares of Weatherford common stock owned on the record date, each Weatherford stockholder will own at the distribution date the same percentage of the issued and outstanding Grant Prideco common stock as that stockholder owns of Weatherford common stock.

     The following table sets forth certain information regarding the anticipated beneficial ownership of our common stock by persons we anticipate will own beneficially more than 5% of our outstanding common stock as of the distribution date, based upon the actual holdings of Weatherford common stock as of September 30, 1999.

                    NAME AND ADDRESS OF                                                PERCENT OF
                     BENEFICIAL OWNER                        NUMBER OF SHARES(1)   OUTSTANDING SHARES
                    -------------------                      -------------------   ------------------
FMR Corp.(2)
82 Devonshire Street
Boston, Massachusetts 02109................................       5,727,420               5.3%

---------------

(1) This information is based on information furnished by each stockholder or contained in filings made with the Securities and Exchange Commission. The persons listed have sole voting and dispositive power for their shares of common stock, unless otherwise noted.

(2) Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp. ("FMR"). FMR and a registered investment adviser, is the beneficial owner of 4,674,820 shares as a result of acting as investment adviser to various registered investment companies (the "Funds"). Fidelity Management Trust Company ("FMTC"), a wholly owned subsidiary of FMR, is the beneficial owner of 1,052,600 shares as a result of serving as investment manager of various institutional accounts. Edward C. Johnson 3d, FMR's Chairman and principal stockholder, FMR, through its control of Fidelity, and the Funds each has sole power to dispose of the 4,674,820 shares owned by the Funds. Mr. Johnson and

    FMR, through its control of FMTC, each has sole power to dispose of 1,052,600 shares owned by the institutional accounts and sole power to vote or direct the voting of 94,250 of such shares. The Funds' Board of Trustees has sole power to vote all shares owned by the Funds. Fidelity carries out the voting of the Funds' shares under written guidelines established by the Funds' Board of Trustees. Members of the Mr. Johnson's family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR. Mr. Johnson owns 12.0% and Abigail P. Johnson, Mr. Johnson's wife and a Director of FMR, owns 24.5% of the voting stock of FMR. The Johnson family and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Through their ownership of voting common stock and the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group as to FMR.

     All of the figures in this table and the footnotes for shares of our common stock have been derived based upon the hypothetical assumption that the record date and the distribution date were September 30, 1999, so as to reflect what the beneficial ownership of Grant Prideco common stock would have been at that time. Actual ownership on the distribution date may vary substantially from that shown in the table. The following table sets forth information with respect to the shares of our common stock that we anticipate will be beneficially owned by each director of Grant Prideco, each Named Executive Officer, and by all directors and executive officers of Grant Prideco as a group effective as of the distribution date. Each person has sole voting and investment power for the shares shown below, unless otherwise noted.

                                                                 AMOUNT AND NATURE OF SHARES
                                                         BENEFICIALLY OWNED AS OF SEPTEMBER 30, 1999
                                                        ----------------------------------------------
                                                         NUMBER OF      RIGHT TO        PERCENT OF
                         NAME                           SHARES OWNED   ACQUIRE(1)   OUTSTANDING SHARES
                         ----                           ------------   ----------   ------------------
David J. Butters(2)...................................       50,625        5,000          *
John C. Coble.........................................           --       40,200          *
Bernard J. Duroc-Danner...............................           25      415,000          *
Eliot M. Fried........................................       10,000           --          *
Sheldon B. Lubar(3)...................................      373,485       15,000          *
William E. Macaulay(4)................................    1,722,505        5,000        1.6%
Robert K. Moses, Jr.(5)...............................      212,192        5,000          *
Robert A. Rayne(6)....................................          140       10,000          *
William G. Chunn......................................       19,403           --          *
Curtis W. Huff(7).....................................       28,625       16,667          *
Frances R. Powell.....................................          477       20,500          *
All officers and directors as a group (11 persons)....    2,398,074      532,367        2.2%

---------------

 *  Less than 1%.

(1) Shares of common stock that can be acquired through stock options exercisable through October 22, 2000.

(2) Includes 7,194 shares held by his wife, over which he has no voting or dispositive power and as to which he disclaims beneficial ownership. Also includes 20,580 shares held in trusts for his children, of which he is the trustee and has voting and dispositive power. Excludes 1,799,416 shares held by Lehman Brothers Holding, Inc., an affiliate of Lehman Brothers Inc.

(3) Includes 177,557 shares held by his wife, over which he has no voting or dispositive power and as to which he disclaims beneficial ownership. Also includes 13,671 shares held in trusts for his grandchildren, of which he is the trustee and has voting and dispositive power.

(4) Includes 3,310 shares held by his wife, over which he has no voting or dispositive power and as to which he disclaims beneficial ownership. Includes 1,718,000 shares owned beneficially by First Reserve Corporation. Mr. Macaulay is Chairman and Chief Executive Officer of First Reserve. Mr. Macaulay disclaims beneficial ownership of the shares of common stock beneficially owned by First Reserve.

(5) Includes an aggregate of 21,375 shares held in various trusts for Mr. Moses' family, of which Mr. Moses is the trustee and has sole voting and dispositive power. Excludes (i) an aggregate of 24,937 shares held in various trusts for Mr. Moses' children, (ii) 879 shares held in a trust for Mr. Moses' son and (iii) 297 shares held by Mr. Moses' adult son supported by him. Mr. Moses has no voting or dispositive power over these excluded shares. Mr. Moses disclaims beneficial ownership of all of the above-described shares.

(6) Excludes 270,000 shares beneficially owned by London Merchant Securities plc, of which Mr. Rayne serves as Executive Director. Mr. Rayne disclaims beneficial ownership of all of these shares.

(7) Includes 28,125 restricted shares that vest over a three-year period through June 2002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective as of the spinoff, Grant Prideco and Weatherford will have six common directors. Mr. Huff, Senior Vice President and General Counsel of Weatherford, will serve as our Senior Vice President and Interim General Counsel. Mr. Duroc-Danner, President, Chief Executive Officer and Chairman of the Board of Weatherford, will serve as our Chairman of the Board. We will enter into several agreements with Weatherford in connection with the spinoff, including the Distribution Agreement, the Tax Allocation Agreement, the Transition Services Agreement and the Preferred Supplier Agreement. We will also issue a $100 million note to Weatherford. See "Relationship Between Grant Prideco and Weatherford After the Spinoff".

                   DESCRIPTION OF GRANT PRIDECO CAPITAL STOCK

GENERAL

     Our authorized capital stock as of the spinoff will consist of 150 million shares of our common stock and 10 million shares of preferred stock, par value
$.01 per share, of which,      shares of our common stock will be issued and
outstanding and owned by Weatherford. No shares of our preferred stock will be issued or outstanding. All of these issued and outstanding shares of our common stock will be distributed to holders of Weatherford common stock in the spinoff. Following the spinoff, Weatherford will not own any of our common stock other than in trust for employee benefit plans. All of the shares of our common stock issued in the spinoff will be validly issued, fully paid and nonassessable.

GRANT PRIDECO COMMON STOCK

     Voting Rights. Holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders. Our common stock will possess all voting power of Grant Prideco, except as otherwise required by law or provided in any resolution adopted by our board designating any series of Grant Prideco preferred stock. The shares of our common stock will not have cumulative voting rights.

     Although the holders of our common stock are generally entitled to vote for the approval of amendments to our certificate of incorporation, the voting rights of the holders of our common stock are limited with respect to certain amendments to our certificate of incorporation that affect only the holders of our preferred stock. Specifically, subject to the rights of any outstanding shares of any series of our preferred stock, our certificate of incorporation may be amended from time to time in any manner that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of our preferred stock then outstanding with the only required vote or consent for approval of such amendment being the affirmative vote or consent of the holders of a majority of the outstanding shares of the series of our preferred stock so affected, provided that the powers, preferences and rights and the qualifications and limitations or restrictions of such series after giving effect to such amendment are no greater than the powers, preferences and rights and qualifications and limitations or restrictions permitted to be fixed and determined by the board of directors with respect to the establishment of any new series of shares of our preferred stock pursuant to the authority vested in the board of directors as to such matters.

     Dividend Rights. Subject to any preferential or other rights of any outstanding series of our preferred stock that our board may designate, and subject to contractual restrictions contained in our debt agreements, holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds legally available therefor. See "Dividend Policy".

     Liquidation Rights and Other Provisions. Subject to the prior rights of creditors and the holders of any of our preferred stock that may be outstanding from time to time, the holders of our common stock are entitled in any liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

     Our common stock is not liable for any calls or assessments and is not convertible into any other securities. Our certificate of incorporation will provide that the private property of the stockholders shall not be subject to the payment of corporate debts. There are no redemption or sinking fund provisions applicable to our common stock.

GRANT PRIDECO PREFERRED STOCK

     Our board will be authorized to issue shares of preferred stock, in one or more series, and to fix the voting powers, designations, preferences and relative, participating, optional and other special rights, qualifications, limitations or restrictions of such shares, subject to the Delaware General Corporation Law. No shares of our preferred stock will be issued in connection with the spinoff.

NO PREEMPTIVE RIGHTS

     No holder of any stock of Grant Prideco of any class authorized at the distribution date will have any preemptive right to subscribe to any securities of Grant Prideco of any kind or class.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

     As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

     - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

NOMINATION OF DIRECTORS

     Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board or a committee thereof, of candidates for election as directors.

     This nomination procedure requires that a stockholder give advance written notice, in proper form, of a planned nomination for the board to the Secretary of Grant Prideco. The requirements as to the form and timing of that notice, which are specified in our bylaws, are not inconsistent with the requirements of the Securities Exchange Act of 1934 for a stockholder proposal. If a person is not nominated in accordance with this nomination procedure, that person will not be eligible for election as a director.

     Although our bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors, our bylaws may have the effect of precluding a nomination for the election of directors at a particular meeting if the proper procedures are not followed and may discourage a third party from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of Grant Prideco, even if that solicitation or attempt might be beneficial to us and our stockholders.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent of our common stock will be American Stock Transfer & Trust Company.

                         LIABILITY AND INDEMNIFICATION
                           OF OFFICERS AND DIRECTORS

     Delaware law and our certificate of incorporation and bylaws include provisions designed to limit the liability of our officers and directors and, in certain circumstances, to indemnify our officers and directors against certain liabilities. These provisions are designed to encourage qualified individuals to serve as our officers and directors.

EXCULPATION OF MONETARY LIABILITY

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including

     - a breach of the director's duty of loyalty,

     - acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law,

     - the approval of an improper payment of a dividend or an improper purchase by the corporation of the corporation's stock or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation will provide that our directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty, subject to the restrictions above. These limitations of liability may not affect claims arising under the federal securities laws.

INDEMNIFICATION

     Under Section 145 of the Delaware General Corporation Law and our bylaws, we are obligated to indemnify our present and former directors and officers and may indemnify other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if the person to whom indemnity is granted acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to Grant Prideco.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Our board will select before the end of fiscal 1999 an independent accounting firm to audit our financial statements for the year ending December 31, 1999. Arthur Andersen LLP has served as independent accountants of Weatherford through the periods covered by the financial statements included in this information statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may inspect those reports, proxy statements and other information at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. You may also obtain copies of those materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The SEC maintains a site on the Internet at WWW.SEC.GOV that contains these reports, proxy and information statements and other information regarding Weatherford. You can also inspect and copy those reports, proxy and information statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is expected to be listed.

     We have filed with the SEC a registration statement on Form 10 that includes this information statement. This information statement is only a part of that registration statement and does not contain all of the information in our registration statement. For further information on us and our common stock, please review our registration statement and the exhibits that are filed with it. Statements made in this information statement that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with our registration statement to obtain a more complete understanding of those documents.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this information statement will be deemed to be incorporated in this information statement by reference and will be a part of this information statement from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this information statement will be deemed to be modified or superseded for purposes of this information statement to the extent that a statement contained in this information statement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this information statement modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this information statement, except as modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this information statement has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this information statement, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this information statement incorporates. You should direct a request for copies to Weatherford at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Secretary (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing (515 Post Oak Blvd., Suite 600, Houston, Texas 77027) or by telephone ((713) 693-4000) or visit Weatherford's website at WWW.WEATHERFORD.COM or our website at WWW.GRANTPRIDECO.COM.

     We intend to furnish holders of our common stock with annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                              FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Combined Financial Statements of Grant Prideco
  Report of Independent Public Accountants..................  F-2
  Combined Balance Sheets as of December 31, 1998 and 1997
     and June 30, 1999 unaudited............................  F-3
  Combined Statements of Operations for the years ended
     December 31, 1998, 1997, and 1996 and the six months
     and three months ended June 30, 1999 and 1998
     unaudited..............................................  F-4
  Combined Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996 and the six months
     ended June 30, 1999 and 1998 unaudited.................  F-5
  Combined Statements of Stockholder's Equity for the years
     ended December 31, 1998, 1997 and 1996 and the six
     months ended June 30, 1999 unaudited...................  F-6
  Notes to Combined Financial Statements....................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Grant Prideco, Inc.:

     We have audited the accompanying combined balance sheets of the drilling product businesses of Weatherford International, Inc. (a Delaware corporation) (Grant Prideco), as of December 31, 1998 and 1997, and the related combined statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Grant Prideco as of December 31, 1998 and 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
October 22, 1999

                                 GRANT PRIDECO

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------     JUNE 30,
                                                                1998       1997         1999
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and Cash Equivalents.................................  $  6,070   $  8,203     $  1,201
  Accounts Receivable, Net of Allowance for Uncollectible
     Accounts of $366 and $396 at December 31, 1998 and 1997
     and $392 at June 30, 1999..............................   129,019    143,455       79,139
  Inventories...............................................   186,267    186,248      169,463
  Current Deferred Tax Asset................................    10,785      9,044       10,785
  Other Current Assets......................................    18,155      4,295        7,267
                                                              --------   --------     --------
                                                               350,296    351,245      267,855
                                                              --------   --------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Machinery and Equipment...................................   197,552    166,096      206,163
  Land, Buildings and Other Property........................    86,350     88,386       86,975
                                                              --------   --------     --------
                                                               283,902    254,482      293,138
  Less: Accumulated Depreciation............................    74,908     61,642       86,906
                                                              --------   --------     --------
                                                               208,994    192,840      206,232
                                                              --------   --------     --------
GOODWILL, NET...............................................   162,464    107,598      166,351
OTHER ASSETS................................................    16,560     10,915       22,748
                                                              --------   --------     --------
                                                              $738,314   $662,598     $663,186
                                                              ========   ========     ========
                              LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Short-Term Borrowings and Current Portion of Long-Term
     Debt...................................................  $ 52,881   $  6,637     $  4,364
  Accounts Payable..........................................    43,454    101,247       26,829
  Accrued Wages and Benefits................................     4,427      8,086        5,223
  Current Deferred Tax Liability............................     8,231     15,987        8,231
  Purchase Credit...........................................     8,000         --        3,412
  Other Accrued Liabilities.................................    27,275     24,242       11,232
                                                              --------   --------     --------
                                                               144,268    156,199       59,291
                                                              --------   --------     --------
SUBORDINATED NOTE TO WEATHERFORD............................   100,000    100,000      100,000
LONG-TERM DEBT..............................................     9,265     27,387        7,064
DEFERRED INCOME TAXES.......................................    24,838     23,464       25,210
OTHER LONG-TERM LIABILITIES.................................    14,732     22,826       12,855
COMMITMENTS AND CONTINGENCIES
          TOTAL STOCKHOLDER'S EQUITY........................   445,211    332,722      458,766
                                                              --------   --------     --------
                                                              $738,314   $662,598     $663,186
                                                              ========   ========     ========

    The accompanying notes are an integral part of these combined financial statements.

                                 GRANT PRIDECO

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                                       THREE MONTHS
                                                       YEAR ENDED              SIX MONTHS ENDED           ENDED
                                                      DECEMBER 31,                 JUNE 30,              JUNE 30,
                                             ------------------------------   -------------------   ------------------
                                               1998       1997       1996       1999       1998      1999       1998
                                             --------   --------   --------   --------   --------   -------   --------
                                                                                  (UNAUDITED)          (UNAUDITED)
REVENUES...................................  $646,805   $630,021   $367,336   $153,000   $361,715   $64,507   $172,002
                                             --------   --------   --------   --------   --------   -------   --------
COSTS AND EXPENSES:
  Cost of Sales............................   480,034    471,779    296,597    131,618    251,964    56,032    117,738
  Selling, General and Administrative
    Attributable to Segments...............    32,077     29,903     16,904     15,215     14,147     7,646      7,015
  Corporate General and Administrative.....    14,407     11,983      6,633      7,005      7,704     3,312      3,784
  Weatherford Charges......................       960        920        880        500        480       250        240
  Nonrecurring Charges.....................     6,450         --         --         --      4,450        --      4,450
                                             --------   --------   --------   --------   --------   -------   --------
                                              533,928    514,585    321,014    154,338    278,745    67,240    133,227
                                             --------   --------   --------   --------   --------   -------   --------
OPERATING INCOME (LOSS)....................   112,877    115,436     46,322     (1,338)    82,970    (2,733)    38,775
                                             --------   --------   --------   --------   --------   -------   --------
OTHER INCOME (EXPENSE):
  Interest Expense.........................    (4,758)    (5,726)    (1,384)    (1,764)    (2,525)     (924)    (1,207)
  Weatherford Interest Expense.............    (7,250)    (7,250)    (5,987)    (3,625)    (3,625)   (1,813)    (1,813)
  Other, Net...............................     4,699       (396)    (1,013)       291      3,701       193      3,101
                                             --------   --------   --------   --------   --------   -------   --------
                                               (7,309)   (13,372)    (8,384)    (5,098)    (2,449)   (2,544)        81
                                             --------   --------   --------   --------   --------   -------   --------
INCOME (LOSS) BEFORE INCOME TAXES..........   105,568    102,064     37,938     (6,436)    80,521    (5,277)    38,856
PROVISION (BENEFIT) FOR INCOME TAXES.......    39,848     40,550     14,350     (1,259)    31,193    (1,324)    15,024
                                             --------   --------   --------   --------   --------   -------   --------
NET INCOME (LOSS)..........................  $ 65,720   $ 61,514   $ 23,588   $ (5,177)  $ 49,328   $(3,953)  $ 23,832
                                             ========   ========   ========   ========   ========   =======   ========
Earnings (Loss) Per Share:
  Basic....................................  $   0.68   $   0.64   $   0.26   $  (0.05)  $   0.51   $ (0.04)  $   0.25
                                             ========   ========   ========   ========   ========   =======   ========
  Diluted..................................  $   0.67   $   0.63   $   0.26   $  (0.05)  $   0.51   $ (0.04)  $   0.24
                                             ========   ========   ========   ========   ========   =======   ========
Weighted Average Shares
  Basic....................................    97,065     96,052     89,842     97,451     96,766    97,586     96,771
                                             ========   ========   ========   ========   ========   =======   ========
  Diluted..................................    97,757     97,562     90,981     97,451     97,618    97,586     97,625
                                             ========   ========   ========   ========   ========   =======   ========

    The accompanying notes are an integral part of these combined financial statements.

                                 GRANT PRIDECO

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           YEAR ENDED            SIX MONTHS ENDED
                                                          DECEMBER 31,               JUNE 30,
                                                   ---------------------------   -----------------
                                                    1998      1997      1996      1999      1998
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)..............................  $65,720   $61,514   $23,588   $(5,177)  $49,328
  Adjustments to Reconcile Net Income (Loss) to
     Net Cash Provided (Used) By Operating
     Activities:
  Non-Cash Portion of Other Nonrecurring
     Charges.....................................   30,500        --        --        --     3,350
  Depreciation and Amortization..................   31,173    27,051    12,518    14,487    15,204
  Deferred Income Tax Provision (Benefit)........   (4,943)   18,043    15,325       111    (4,146)
  Deposit for Long-Term Contract.................       --        --    (8,000)       --        --
  Change in Assets and Liabilities, Net of
     Effects of Businesses Acquired:
  Accounts Receivable............................   13,308   (40,922)  (19,334)   49,880   (18,389)
  Inventories....................................  (22,878)  (52,686)  (23,458)   17,698   (35,936)
  Other Current Assets...........................  (13,812)   (1,375)     (927)   10,888    (8,855)
  Accounts Payable...............................  (57,091)   11,964    17,604   (17,684)   (5,618)
  Accrued Current Liabilities....................   (8,653)   (9,967)   (4,170)  (18,804)   (3,224)
  Other Assets...................................  (10,215)   (1,456)     (614)   (1,546)  (10,614)
  Other, Net.....................................   (6,359)  (17,052)   (2,961)   (3,732)       38
                                                   -------   -------   -------   -------   -------
     Net Cash Provided (Used) by Operating
       Activities................................   16,750    (4,886)    9,571    46,121   (18,862)
                                                   -------   -------   -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Businesses, Net of Cash
     Acquired....................................  (17,400)  (50,847)  (38,119)   (6,040)   (9,002)
  Capital Expenditures for Property, Plant and
     Equipment...................................  (38,102)  (34,813)  (16,829)   (7,883)  (16,406)
                                                   -------   -------   -------   -------   -------
     Net Cash Used by Investing Activities.......  (55,502)  (85,660)  (54,948)  (13,923)  (25,408)
                                                   -------   -------   -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments on Debt, Net........................   (6,990)  (22,778)  (10,781)  (51,751)   (3,697)
  Stockholder's Investment.......................   43,609   120,224    54,867    14,684    48,227
                                                   -------   -------   -------   -------   -------
     Net Cash Provided (Used) by Financing
       Activities................................   36,619    97,446    44,086   (37,067)   44,530
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................   (2,133)    6,900    (1,291)   (4,869)      260
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR........................................    8,203     1,303     2,594     6,070     8,203
                                                   -------   -------   -------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.......  $ 6,070   $ 8,203   $ 1,303   $ 1,201   $ 8,463
                                                   =======   =======   =======   =======   =======

    The accompanying notes are an integral part of these combined financial statements.

                                 GRANT PRIDECO

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                           ACCUMULATED
                                                                             FOREIGN
                                                                            CURRENCY         TOTAL
                                                STOCKHOLDER'S   RETAINED   TRANSLATION   STOCKHOLDER'S
                                                 INVESTMENT     EARNINGS   ADJUSTMENT       EQUITY
                                                -------------   --------   -----------   -------------
Balance at December 31, 1995..................    $101,625      $  7,304    $ (4,835)      $104,094
  Total Comprehensive Income (Loss)...........          --        23,588        (235)        23,353
  Stockholder's Contribution..................      48,543            --          --         48,543
  Stockholder's Dividend......................          --       (11,770)         --        (11,770)
                                                  --------      --------    --------       --------
Balance at December 31, 1996..................     150,168        19,122      (5,070)       164,220
  Total Comprehensive Income (Loss)...........          --        61,514      (2,360)        59,154
  Stockholder's Contribution..................     109,348            --          --        109,348
                                                  --------      --------    --------       --------
Balance of December 31, 1997..................     259,516        80,636      (7,430)       332,722
  Total Comprehensive Income (Loss)...........          --        65,720      (5,908)        59,812
  Stockholder's Contribution..................      51,928           749          --         52,677
                                                  --------      --------    --------       --------
Balance at December 31, 1998..................     311,444       147,105     (13,338)       445,211
  Total Comprehensive Loss (unaudited)........          --        (5,177)     (1,240)        (6,417)
  Stockholder's Contribution (unaudited)......      19,972            --          --         19,972
                                                  ========      ========    ========       ========
Balance at June 30, 1999 (unaudited)..........    $331,416      $141,928    $(14,578)      $458,766
                                                  ========      ========    ========       ========

    The accompanying notes are an integral part of these combined financial statements.

                                 GRANT PRIDECO

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. WEATHERFORD INTERNATIONAL INC.'S PROPOSED SPINOFF OF ITS DRILLING PRODUCTS DIVISION

     On October 22, 1999, the Board of Directors of Weatherford International, Inc. ("Weatherford" or "Stockholder") authorized the spinoff of its drilling products businesses (the "Company" or "Grant Prideco") to its shareholders as an independent, publicly-traded company (the "Distribution"). The drilling products businesses will be transferred to Grant Prideco, Inc. from Weatherford. The Distribution is subject to a tax ruling by the Internal Revenue Service that would allow it to be tax-free to shareholders subject to U.S. Federal income taxes and appropriate stock market conditions. Immediately following the Distribution, Weatherford will no longer have an equity investment in Grant Prideco other than shares of the Company held in trust for employee benefit plans, however, Grant Prideco will have a $100.0 million unsecured subordinated note to Weatherford with a three year maturity and a $15 million drill stem credit obligation to Weatherford. Weatherford will also remain liable on certain existing contingent liabilities relating to Grant Prideco which were not able to be released, terminated or replaced prior to the Distribution date ("unreleased contingent liabilities"). Grant Prideco will fully indemnify Weatherford for any payments made under the unreleased contingent liabilities.

  Basis of Presentation

     The combined financial statements reflect the results of operations of Weatherford's drilling products businesses that will be transferred to Grant Prideco, Inc. from Weatherford. The combined financial statements have been prepared using the historical bases in the assets and liabilities and historical results of operations related to Grant Prideco, except as noted herein. The combined financial statements include allocations ("carve-outs") of general and administrative corporate overhead costs of Weatherford to Grant Prideco and direct costs of services provided by Weatherford for the benefit of Grant Prideco (See Note 15). Management believes such allocations are reasonable; however, the costs of these services charged to Grant Prideco are not necessarily indicative of the costs that would have been incurred if Grant Prideco had performed these functions as a stand-alone entity. Subsequent to the Distribution, Grant Prideco will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation.

     The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in stockholder's equity and cash flows of Grant Prideco in the future or what they would have been had it been a separate, stand-alone entity during the periods presented. The combined financial statements included herein do not reflect any changes that may occur in the financing of Grant Prideco as a result of the Distribution.

     The combined financial information for the periods ended June 30, 1998 and 1999 is unaudited.

  Nature of Operations

     The Company manufactures and supplies drill pipe and drilling tools, premium connectors and associated high grade tubular and marine connectors used in the exploration and production of oil and natural gas.

  Principles of Combination

     Intercompany transactions and balances between Grant Prideco's businesses have been eliminated. The Company accounts for its 50% or less-owned affiliates using the equity method.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                                 GRANT PRIDECO
liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories

     Inventories are valued using the first-in, first-out ("FIFO") method and are stated at the lower of cost or market.

  Property Plant and Equipment

     Property, plant and equipment is carried at cost. Maintenance and repairs are expensed as incurred. The costs of renewals, replacements and betterments are capitalized. Depreciation on fixed assets is computed using the straight-line method over the estimated useful lives for the respective categories. The Company evaluates potential impairment of property, plant and equipment and other long-lived assets on an ongoing basis and reduces the carrying value whenever events or circumstances effecting the carrying amounts indicate that amounts may not be fully recoverable. The useful lives of the major classes of property, plant and equipment are as follows:

                                                              LIFE
                                                          ------------
Machinery and equipment................................   3 - 20 years
Buildings and other property...........................   5 - 40 years

  Intangible Assets and Amortization

     The Company's intangible assets are comprised primarily of goodwill and identifiable intangible assets, principally patents and technology licenses. The Company periodically evaluates goodwill and other intangible assets, net of accumulated amortization, for impairment based on the undiscounted cash flows associated with the asset compared to the carrying amount of that asset. Management believes that there have been no events or circumstances which warrant revision to the remaining useful life or which affect the recoverability of any intangible assets. Goodwill is being amortized on a straight-line basis over the lesser of the estimated useful life or 40 years. Other identifiable intangible assets, included as a component of other assets, are amortized on a straight-line basis over the years expected to be benefited, ranging from 5 to 15 years.

     Amortization expense for goodwill and other intangible assets was approximately $2.9 million, $2.0 million, $5.8 million, $3.4 million and $1.2 million for six months ended June 30, 1999 and 1998, and the years ended December 31, 1998, 1997, and 1996, respectively. Accumulated amortization for goodwill at June 30, 1999 and December 31, 1998 and 1997 was $9.3 million, $7.1 million and $3.8 million, respectively.

  Foreign Currency Translation

     The functional currency for most of the Company's international operations is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are included in stockholder's equity. Currency transaction gains and losses are reflected in income for the period.

  Accounting for Income Taxes

     The accompanying financial statements have been prepared assuming Grant Prideco was a separate entity under Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"). Accounting for Income Taxes under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences

                                 GRANT PRIDECO
attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     In connection with the Distribution, Grant Prideco and Weatherford will enter into a tax allocation agreement (the "Tax Allocation Agreement"). Under the terms of the Tax Allocation Agreement, Grant Prideco, will be responsible for all taxes and associated liabilities relating to the historical businesses of Grant Prideco. The Tax Allocation Agreement will also provide that any tax liabilities associated with the spinoff shall be assumed and paid by Grant Prideco subject to certain exceptions relating to changes in control of Weatherford. The Tax Allocation Agreement will further provide that in the event there is a tax liability associated with the historical operations of the Company that is offset by a tax benefit of Weatherford, Weatherford will apply the tax benefit against such tax liability and will be reimbursed for the value of such tax benefit when and as Weatherford would have been able to otherwise utilize that tax benefit for its own businesses.

     As Weatherford manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, the Company's effective tax rate in the future could vary from its historical effective rates. Grant Prideco's future effective tax rate will largely depend on its structure and tax strategies as a separate, independent company.

  Revenue Recognition

     The Company recognizes revenue as products are shipped or accepted by the customer.

  Earnings Per Share

     Basic and diluted earnings per share for Grant Prideco have been calculated using Weatherford's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively. Potentially dilutive securities include stock options and restricted stock. The per share data is based on the average number of shares of Weatherford common stock outstanding rather than the average number of shares of Grant common stock that would have been outstanding had the distribution of one share of Grant common stock for each two shares of Weatherford common stock been consummated.

  Recent Accounting Requirements

     In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for our use. We have adopted SOP 98-1. The adoption did not have a significant effect on our combined results of operations or financial position.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This statement provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. We have adopted this SOP in the first quarter of 1999. The adoption of SOP 98-5 is not expected to have a significant effect on our combined results of operations or financial position.

     In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133 , Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 has been amended by SFAS No. 137, which delays the effective date to fiscal years beginning after June 15, 2000. SFAS No. 133 will have no impact on our combined financial statements.

                                 GRANT PRIDECO

2. INVENTORIES

     Inventories by category are as follows (in thousands):

                                                          DECEMBER 31,
                                                       -------------------    JUNE 30,
                                                         1998       1997        1999
                                                       --------   --------   -----------
                                                                             (UNAUDITED)
Raw materials, components and supplies...............  $126,559   $121,340    $115,322
Work in process......................................    17,060     35,552      14,657
Finished goods.......................................    42,648     29,356      39,484
                                                       --------   --------    --------
                                                       $186,267   $186,248    $169,463
                                                       ========   ========    ========

     Work in process and finished goods inventories include the cost of materials, labor and plant overhead.

3. ACQUISITIONS

     On May 31, 1999, the Company acquired Texas Pipe Works, Inc., a manufacturer of API couplings, for approximately $1.7 million in cash and 0.05 million shares of Weatherford common stock.

     On May 31, 1999, the Company acquired InterOffshore Services, Pte., a manufacturer of drilling tool accessories, for approximately $2.1 million in cash.

     In December 1998, the Company acquired 93% of the outstanding shares of T.F. de Mexico, which owns the Company's Veracruz, Mexico facility. Prior to the acquisition, a subsidiary of the Company leased the Veracruz, Mexico facility from T.F. de Mexico pursuant to a capital lease. Upon the acquisition of control of T.F. de Mexico, the terms of the lease with T.F. de Mexico were revised. Total consideration for this transaction was cash of $1.5 million and a note payable of $48.5 million due and subsequently paid in March 1999. In connection with the transaction, the Company also licensed internationally certain of its rights to its Atlas Bradford thread lines and recorded in December 1998 approximately $9.0 million in revenue from that arrangement.

     On February 12, 1998, the Company acquired Drill Tube International, Inc. ("DTI"), a manufacturer of drill pipe, in exchange for $9.0 million in cash and $16.0 million in purchase credits to be used over a two year period.

     On August 25, 1997, the Company acquired XLS Holding, Inc. ("XL"), a provider of premium connections for conductors, risers and other offshore structure components. The acquisition was accounted for as a pooling of interests and the consideration paid consisted of approximately 0.9 million shares of Weatherford common stock. The accompanying financial statements include the results of XL for all periods presented.

                                 GRANT PRIDECO

     The separate results of Grant Prideco, XL and the combined company were as follows:

                                                             JANUARY 1 TO      YEAR ENDED
                                                              AUGUST 25,      DECEMBER 31,
                                                                 1997             1996
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Revenues:
  Grant Prideco............................................    $376,030         $337,312
  XL.......................................................      18,306           30,024
                                                               --------         --------
  Combined.................................................    $394,336         $367,336
                                                               ========         ========
Net Income (Loss):
  Grant Prideco............................................    $ 40,924         $ 20,936
  XL.......................................................      (5,514)           2,652
                                                               --------         --------
  Combined.................................................    $ 35,410         $ 23,588
                                                               ========         ========

     On July 23, 1997, the Company acquired Rotary Drilling Tools ("RDT"), a manufacturer of drill collars and accessories, for $3.3 million in cash.

     On July 18, 1997, the Company acquired Coastal Tubular Inc. ("Coastal"), a manufacturer of API threads and thread connections, for approximately $3.3 million in cash.

     On April 14, 1997, the Company acquired TA Industries, Inc. ("TA") for approximately $44.1 million in cash and $19.7 million of assumed debt. TA designs, manufactures and markets premium and API couplings and accessories under the brand names Texas Arai and Tube-Alloy.

     On September 4, 1996, the Company acquired Superior Tube Limited ("Superior"), an Alberta, Canada-based manufacturer, for total cash consideration of approximately $16.0 million.

     On August 5, 1996, the Company acquired Tubular Corporation of America, Inc. ("TCA"), a premium casing manufacturer, for approximately 1.0 million shares of Weatherford common stock, $14.4 million in cash, a $0.7 million note due January 1997 and assumed debt of approximately $15.0 million.

     On May 3, 1996, the Company acquired ENERPRO International, Inc. ("ENERPRO"), a manufacturer of premium threads and thread connections, for 0.6 million shares of Weatherford common stock and the assumption of approximately $3.1 million in indebtedness.

     The acquisitions discussed above, with the exception of XL, were accounted for using the purchase method of accounting. The results of operations of all acquisitions, excluding XL, are included in the Combined Statements of Operations from their respective dates of acquisition. The 1999, 1998 and 1997 acquisitions are not material to the Company individually or in the aggregate for each applicable year.

4. SHORT-TERM BORROWINGS

     In December 1998, the Company acquired 93% of the stock of the company that owned the Veracruz, Mexico facility. Total consideration was cash of $1.5 million and a note payable of $48.5 million due in March of 1999 with an effective interest rate of 7.0%. This note was subsequently paid in March 1999.

                                 GRANT PRIDECO

5. LONG-TERM DEBT

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Long-term loan, interest at prime less .025%, due March
2001........................................................  $ 6,750   $ 9,750
Capital lease obligations under various agreements..........    5,114    21,617
Other.......................................................    1,832     2,657
                                                              -------   -------
                                                               13,696    34,024
Less: amounts due in one year...............................    4,431     6,637
                                                              -------   -------
                                                              $ 9,265   $27,387
                                                              =======   =======

     The following is a summary of scheduled long-term debt maturities by year (in thousands):

1999.......................................................  $ 4,431
2000.......................................................    4,264
2001.......................................................    1,726
2002.......................................................      934
2003.......................................................      837
Thereafter.................................................    1,504
                                                             -------
                                                             $13,696
                                                             =======

     The Company is expected to have a capital structure different from the capital structure in the combined financial statements and accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate, independent company or will incur in future periods.

  Capital Lease

     In 1997, the Company effected a major expansion of its Veracruz, Mexico tool joint manufacturing facility. As a result of this expansion, the Company recorded a capital lease obligation of approximately $16.3 million. In December 1998, the lease with T.F. de Mexico was modified following the acquisition of 93% of the outstanding shares of the company that owned the Veracruz, Mexico facility.

6. SUBORDINATED NOTE TO WEATHERFORD

     In connection with the Distribution, the Company will issue an unsecured subordinated note in the amount of $100.0 million. The Weatherford note will bear interest at an annual rate of 10%. Interest payments will be due quarterly, and principal and all unpaid interest will be due no later than December 31, 2001. If the Company completes a debt or equity financing (whether public or private, but excluding working capital borrowings under the credit facility and any equity issued in connection with a business combination) while the Weatherford note is outstanding, the Company will be required to use a portion of the net proceeds of that financing to repay any amount outstanding under the Weatherford note as of the time the Company completes that financing. The Weatherford note will be subordinated to the credit facility. The Company expects to refinance the Weatherford note as soon as practicable when market conditions permit.

     Weatherford interest expense shown in the combined financial statements reflects the interest expense associated with the $100.0 million indebtedness for each period presented based on Weatherford's average long-term debt rates for the applicable periods. As of December 31, 1998, the effective interest rate was 7.25%. It is not practical to estimate the fair market value of the subordinated note payable to Weatherford as borrowing rates available to the Company have not been determined.

                                 GRANT PRIDECO

7. STOCKHOLDER'S EQUITY

     Changes in stockholder's equity represent net income and comprehensive net income of the Company plus net transfers between the Company and Weatherford.

8. OTHER CHARGES

     The Company adopted a plan to close its Bastrop, Texas, tool joint manufacturing facility in the fourth quarter of 1996. In connection with this decision, the Company incurred a charge of $4.3 million associated with the facility closing and relocation of equipment from this facility. The Company incurred $2.8 million in 1996 for costs relating to the relocation of equipment at its Bastrop facility to other facilities. The Company also accrued $1.5 million as part of the $4.3 million charge for exit costs that it expected to be incurred in 1997 relating to the closure of reduction in the carrying value of this facility in light of the intended plan of disposition of the facility. Approximately 200 employees were affected by this closure. The closure of the Bastrop facility had been substantially completed by June 1997.

     In 1998, the Company incurred $35.0 million in charges relating to the reorganization and rationalization of Grant Prideco's businesses in light of declining industry conditions and the merger between EVI, Inc. ("EVI") and Weatherford Enterra, Inc. ("WII"). Of these charges, $7.0 million was incurred in the second quarter of 1998 and reflected costs associated with the merger between EVI and WII and the effects of the beginning of a downturn in the industry. An additional $28.0 million charge was incurred in the fourth quarter of 1998 following a further deterioration in the markets in which the Company serves. These charges reflected additional reductions in operations and an attempt to align the cost structure of the Company with its then current demand. The net after-tax effect of these charges was $22.8 million.

                                                          NONRECURRING
                                                            CHARGES
                                                         --------------
                                                         (IN THOUSANDS)
Facility Closures(1)..................................      $ 5,300
Inventory Write-off(2)................................       28,500
Asset Write-off(3)....................................        1,150
                                                            -------
          Total.......................................      $34,950
                                                            =======

---------------

(1) The facility and plant closure costs were $5.3 million, all of which have been incurred by December 31, 1998. These costs related primarily to the elimination of duplicative manufacturing and distribution locations as a result of the reorganization of the Company's businesses following the merger of EVI and WII. Approximately 60 employees were terminated in accordance with our announced plan.

(2) The inventory write-off of $28.5 million was reported as cost of sales. The second quarter inventory write-off of $2.5 million resulted from the elimination of certain products at the time of the merger between EVI and WII and due to the declining industry conditions. The fourth quarter inventory write-off of $26.0 million related to the significant decline in market conditions.

(3) The write-down of assets was $1.2 million in the fourth quarter of 1998. The charge relates to the write-down of equipment and other assets as a result of the rationalization of product lines and the specific identification of assets held for sale.

9. SUPPLEMENTAL CASH FLOW INFORMATION

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                                 GRANT PRIDECO

     Cash paid for interest and income taxes (net of refunds) was as follows (in thousands):

                                                                       FOR THE SIX MONTHS
                                            YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                            ------------------------   -------------------
                                             1998     1997     1996      1999       1998
                                            ------   ------   ------   --------   --------
                                                                           (UNAUDITED)
Interest paid.............................  $4,768   $5,349   $1,154    $2,382     $2,500
Income taxes paid, net of refunds.........   1,779      474       86        --         61

     For the year ended December 31, 1997, there were noncash investing activities of $28.3 million relating to capital leases (See Note 5).

     The following summarizes investing activities relating to acquisitions (in thousands):

                                                                         FOR THE SIX MONTHS
                                             YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                           ---------------------------   -------------------
                                            1998      1997      1996      1999       1998
                                           -------   -------   -------   -------   ---------
                                                                             (UNAUDITED)
Fair value of assets, net of cash
acquired.................................  $12,133   $63,213   $85,103   $4,945    $  9,889
Goodwill.................................   58,644    56,198    32,923    6,313      22,113
Total liabilities........................  (53,377)  (68,564)  (55,413)  (3,501)    (23,000)
Weatherford common stock issued..........       --        --   (24,494)  (1,717)         --
                                           -------   -------   -------   ------    --------
Cash consideration, net of cash
  acquired...............................  $17,400   $50,847   $38,119   $6,040    $  9,002
                                           =======   =======   =======   ======    ========

10. STOCK-BASED COMPENSATION

  Stock Option Plans

     Various employees of the Company were granted stock options under Weatherford's 1998 Employee Stock Option Plan (the "1998 Plan"). The total number of options granted to the Grant Prideco employees under the 1998 Plan was 787,000 at December 31, 1998. Under the terms of the 1998 Plan, the options granted to the Grant Prideco employees are to be converted into options to solely acquire Grant Prideco's common stock (the "Grant Prideco Common Stock"). As a result, the Company has adopted the Grant Prideco Employee Stock Option Plan under which options would be granted to the employees of Grant Prideco in substitution of the Weatherford options granted under the 1998 Plan. Under the terms of the 1998 Plan, the options to be granted to the Grant Prideco employees will be determined based on the relative market price of Grant Prideco Common Stock to the stock of Weatherford prior to the Distribution. The exercise price for the options to be granted to the Grant Prideco employees will be the historical option price multiplied by a percentage equal to the percentage that the value of the Grant Prideco Common Stock represents to the value of the Weatherford stock prior to the spinoff. The number of shares that will be subject to the options will also be adjusted so that each option holder will be entitled to purchase a number of shares of Grant Prideco Common Stock having the same aggregate exercise price of the prior 1998 Plan options held by the option holder.

     Employees, as well as the directors of Weatherford, also hold various options to purchase shares of Weatherford that were granted prior to September 1998. It is anticipated that these options will be divided into options to purchase Weatherford common stock and Grant Prideco Common Stock, with the exercise price allocated between the Weatherford common stock and the Grant Prideco Common Stock based on the relative market value of the shares following the spinoff. All other terms will remain the same. In connection with the Distribution, the Company will agree to issue to the holders of those options the number of shares of Grant Prideco Common Stock issuable upon the exercise of those options. Similarly, Weatherford will agree to issue to the employees of Grant Prideco who hold options to purchase Weatherford common stock the number of shares of Weatherford common stock subject to the options held by those employees. At

                                 GRANT PRIDECO

December 31, 1998, there were 1,415,854 options granted under these various plans. The Company cannot currently determine the number of shares its common stock that will be subject to substitute awards after the Distribution.

  Executive Deferred Compensation Plan

     Weatherford and the Company each have maintained an Executive Deferred Compensation Stock Ownership Plan ("EDC Plan"). Prior to the Distribution, participants in the EDC Plan had a right to receive shares of Weatherford common stock upon their termination of their employment based on the deferred amounts placed in an account for them. Under the EDC Plan, in the event of a dividend or special distribution to the shareholders of Weatherford, the accounts of the employees are to represent a right to receive the consideration provided through the spinoff or dividend. As a result, upon the spinoff, participants in the EDC Plan will be entitled to receive shares of both Weatherford common stock and Grant Prideco Common Stock in respect of amounts deferred by the participants prior to the Distribution. Participants will only be entitled to receive shares in respect of amounts deferred subsequent to the Distribution of Weatherford or the Company, depending upon which company they are employed with.

     In order to satisfy the obligations of Weatherford and Grant Prideco under the EDC Plan, Weatherford and Grant Prideco have established a Grantor Trust to fund the benefits under the EDC Plan. The funds provided to the trust are invested by a trustee independent of Weatherford and Grant Prideco primarily in shares of common stock of Weatherford, which is purchased by the trustee in the open market. The trustee will receive shares of Grant Prideco Common Stock upon the spinoff. Those shares will be held by the trustee as part of the Trust to satisfy the obligations of Weatherford and Grant Prideco to the employees of Weatherford and Grant Prideco. A separate trust will be established by Grant Prideco following the Distribution in which only shares of the Company will be purchased for satisfaction of future obligations under a new Executive Deferred Compensation Stock Ownership Plan to be adopted by Grant Prideco. The assets of these trusts are available to satisfy the claims of all general creditors of Weatherford and Grant Prideco in the event of a bankruptcy or insolvency. As such, the liability of Grant Prideco employees participating in the Weatherford EDC Plan has been recorded in the accompanying Combined Balance Sheets as a long-term liability.

11. RETIREMENT AND EMPLOYEE BENEFIT PLANS

     Weatherford has defined contribution plans covering certain of the Company's employees. The Company's expenses related to these plans totaled $0.6 million, $0.8 million and $0.3 million in 1998, 1997 and 1996, respectively. Grant Prideco plans to adopt similar plans.

12. INCOME TAXES

     The domestic and foreign components of earnings before income taxes consist of the following:

                                                          1998       1997      1996
                                                        --------   --------   -------
                                                               (IN THOUSANDS)
Domestic..............................................  $ 93,767   $ 66,021   $32,986
Foreign...............................................    11,801     36,043     4,952
                                                        --------   --------   -------
          Total earnings before income taxes..........  $105,568   $102,064   $37,938
                                                        ========   ========   =======

                                 GRANT PRIDECO

     The components of the provision for income taxes are as follows:

                                                           1998      1997      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Current
  U.S. federal and state income taxes...................  $37,249   $22,638   $ 5,577
  Foreign...............................................    7,112     2,968    (1,740)
                                                          -------   -------   -------
                                                           44,361    25,606     3,837
                                                          -------   -------   -------
Deferred
  U.S. federal..........................................   (1,170)    4,105     6,341
     Foreign............................................   (3,343)   10,839     4,172
                                                          -------   -------   -------
                                                           (4,513)   14,944    10,513
                                                          -------   -------   -------
          Total income tax provision....................  $39,848   $40,550   $14,350
                                                          =======   =======   =======

     The following is a reconciliation of income taxes at the U.S. Federal income tax rate of 35% to the effective provision for income taxes reflected in the Combined Statements of Operations:

                                                           1998      1997      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Provision for income taxes at statutory rates...........  $36,949   $35,721   $13,278
Effect of foreign income tax, net.......................     (361)    1,191       698
Foreign Sales Corporation benefit.......................     (308)     (308)     (236)
Non-deductible expense..................................    1,014     3,099       459
State and local income taxes net of U.S. Federal income
  tax benefit...........................................    2,554       847       151
                                                          -------   -------   -------
Provision for income taxes..............................  $39,848   $40,550   $14,350
                                                          =======   =======   =======

     Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions which the Company has operations.

                                 GRANT PRIDECO

     Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability for financial reporting. The components of the net deferred tax asset (liability) were as follows:

                                                                1998            1997
                                                              --------     --------------
                                                                           (IN THOUSANDS)
Deferred tax assets:
  Domestic and foreign operating losses.....................  $  1,204        $  4,276
  Accrued liabilities and reserves..........................     9,537           3,207
  Inventory basis differences...............................       754          (5,720)
                                                              --------        --------
          Total deferred tax asset..........................    11,495           1,763
                                                              --------        --------
Deferred tax liabilities:
  Property & equipment......................................   (31,403)        (32,170)
  Goodwill..................................................    (2,376)             --
                                                              --------        --------
          Total deferred tax liability......................   (33,779)        (32,170)
                                                              --------        --------
  Net deferred tax liability................................  $(22,284)       $(30,407)
                                                              ========        ========

13. DISPUTES, LITIGATION AND CONTINGENCIES

  Litigation and Other Disputes

     The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known, the Company believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation, would not have a material adverse effect on the Company's combined financial position or its results of operations with or without consideration of insurance coverage.

  Insurance

     The Company is self-insured through participation in Weatherford's insurance policy for employee health insurance claims and is self insured for workers' compensation claims for certain of its employees. The amounts in excess of the self-insured levels are fully insured. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported. Although the Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

     Weatherford will remain liable on certain existing contingent liabilities relating to Grant Prideco's businesses which were not able to be released, terminated or replaced prior to the Distribution Date. Grant Prideco will also fully indemnity Weatherford for any payments made under the unreleased contingent liabilities.

14. COMMITMENTS

  Operating Leases

     The Company is committed under various noncancelable operating leases which primarily relate to office space and equipment. Total lease expense incurred under noncancelable operating leases was approximately $3.8 million, $1.9 million and $2.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                                 GRANT PRIDECO

     Future minimum rental commitments under these noncancelable operating leases are as follows (in thousands):

1999......................................................   $ 3,598
2000......................................................     2,919
2001......................................................     2,147
2002......................................................     1,956
2003......................................................     1,713
Thereafter................................................     3,302
                                                             =======
                                                             $15,635
                                                             =======

  Other Commitments

     Drill pipe and other products are manufactured for the Company by Oil Country Tubular Limited ("OCTL") in India under a long-term exclusive manufacturing arrangement. Although the Company has sought to minimize the risks of this operation through a manufacturing agreement rather than owning a local manufacturing operation, it has provided OCTL with a substantial amount of raw materials, inventory and working capital for the products OCTL manufactures for the Company. The Company's business in India through its relationship with OCTL has been adversely affected by the downturn of the economies in the eastern hemisphere and is subject to various political and economic risks as well as financial and operational risks with respect to OCTL. The Company has recently substantially curtailed purchases from OCTL in India and may continue to curtail these purchases into 2000.

     Grant Prideco maintains consignment purchase arrangements with various suppliers whereby suppliers' inventory is held on site at the Company's manufacturing facilities. Under the terms of these arrangements, the Company pays to the supplier an inventory stocking fee on the consignment inventory and has an obligation to purchase the inventory under certain circumstances. As of June 30, 1999, the Company had closed ended purchase commitments maturing within the next six months of approximately $6.0 million and open ended purchase commitments of approximately $30.0 million.

15. RELATED PARTY TRANSACTIONS

  Sales

     Weatherford purchases drill pipe and other related products from Grant Prideco. The amounts purchased by Weatherford for the three months ended June 30, 1999 and 1998 and for the six months ended June 30, 1999 and 1998 were $6.0 million, $2.1 million, $7.5 million and $4.5 million, respectively. Purchases for the years ended December 31, 1998, 1997 and 1996 were $9.6 million, $7.7 million and $5.7 million, respectively. Such sales represent Grant Prideco's cost. The sales to Weatherford have been eliminated from the accompanying combined financial statements.

  Weatherford Overhead Charges

     Weatherford overhead charges represent corporate overhead costs incurred by Weatherford in providing services to the Company based on the time devoted to Grant Prideco. These services include legal, accounting and tax, treasury and risk management services. Such allocation is included in the accompanying Combined Statements of Operations as Weatherford Charges.

  Weatherford Direct Services

     Grant Prideco was allocated $1.5 million, $1.4 million, $2.9 million, and $2.8 million of costs related to Weatherford's information systems function in the three and six months ended June 30, 1999 and 1998,

                                 GRANT PRIDECO
respectively. For the years ended December 31, 1998, 1997 and 1996 Grant Prideco was allocated $5.6 million, $3.5 million and $1.1 million, respectively. Information systems allocation charges were allocated based on direct support provided, equipment usage and number of system users and are included in corporate general and administrative expense in the accompanying Combined Statements of Operations.

  Tax Allocation Agreement

     The Company and Weatherford intends to enter into the Tax Allocation Agreement in connection with the spinoff (see Note 1).

  Transition Services Agreement

     The Company intends to enter into a transition services agreement with Weatherford for a period of one year from the Distribution date. Under the agreement, Weatherford will provide certain services requested by the Company. The fee for these services will be based on a cost-plus 10% basis. The transition services to be provided under this agreement may include accounting, tax, finance and legal services, employee benefit services, information services, management information systems and may include any other similar services.

  Preferred Supplier Agreement

     The Company intends to enter into a preferred supplier agreement with Weatherford pursuant to which Weatherford will agree for at least a three year period to purchase at least 70% of its requirements of drill stem product from Grant Prideco. The price for those products will be at a price not greater than that which the Company sells to its best similarly situated customers. Weatherford will be entitled to apply against its purchases a drill stem credit granted to it in the amount of $15 million, subject to a limitation of the application of the credit to no more than 20% of any purchase.

16. SUBSEQUENT EVENTS

     On July 7, 1999, the Company acquired Texas Pup, Inc., a manufacturer of premium and API pup joints and utility boring drill pipe, for 105,000 shares of common stock of Weatherford and assumed debt of approximately $1.7 million.

     On July 23, 1999, the Company acquired a 50.01% interest in the Voest-Alpine Stahlrohr Kindberg GmbH & Co. KG ("VA") for approximately $30.0 million, of which approximately $7.5 million was paid at closing and the remainder is to be paid over a period of up to 7 years. VA produces high quality seamless tubulars in Austria.

     On August 25, 1999, the Company acquired Louisiana-based Petro-Drive, Inc., for 0.3 million shares of Weatherford common stock. Petro-Drive's offerings include conductors, connections and installation services and equipment. If any of the former Petro-Drive shareholders sell any shares of Weatherford common stock and the corresponding shares of Grant Prideco common stock between August 2000 and August 2001 at a combined price of less than $36.50, the Company will be obligated to pay cash to these persons equal to the amount of such deficit.

     On August 30, 1999 the Company entered into an agreement to acquire a 27% in H-Tech, a Singapore-based drill pipe manufacturer with facilities located on Batam Island. Grant Prideco, which previously held a 27% interest in H-Tech and with this purchase the Company will own a controlling 54% interest in H-Tech. The price for the proposed purchase is approximately $6.5 million.

     The 1999 acquisitions are not material to the Company individually or in the aggregate.

                                 GRANT PRIDECO

17. SEGMENT INFORMATION

  Business Segments

     The Company operates through two business segments: Drill Stem Products and Premium Tubulars and Engineered Connections. The drill stem products segment manufactures drill pipe, drill collars and heavyweight drill pipe and the premium tubulars and engineered connections segment manufactures premium production tubulars, liners, casing and connections for marine conductors and subsea structures. The Company's products are used in the exploration and production of oil and natural gas.

     Financial information by industry segment is summarized below (in thousands):

                                                                                 SIX MONTHS           THREE MONTHS
                                               YEAR ENDED DECEMBER 31,         ENDED JUNE 30,        ENDED JUNE 30,
                                            ------------------------------   -------------------   ------------------
                                              1998       1997       1996       1999       1998      1999       1998
                                            --------   --------   --------   --------   --------   -------   --------
                                                                                 (UNAUDITED)          (UNAUDITED)
REVENUES FROM UNAFFILIATED CUSTOMERS:
  Drill Stem..............................  $420,191   $333,716   $275,178   $ 87,199   $219,217   $33,981   $106,908
  Premium Tubulars........................   226,614    296,305     92,158     65,801    142,498   30,526      65,094
                                            --------   --------   --------   --------   --------   -------   --------
                                            $646,805   $630,021   $367,336   $153,000   $361,715   $64,507   $172,002
                                            ========   ========   ========   ========   ========   =======   ========
EBITDA, BEFORE OTHER CHARGES(A):
  Drill Stem(b)(c)........................  $158,738   $105,604   $ 48,629   $ 18,411   $ 80,620   $7,772    $ 40,008
  Premium Tubulars........................    34,536     48,938     17,574      1,695     25,189       63      10,154
  Corporate...............................   (14,274)   (12,055)    (7,363)    (6,957)    (7,635)  (3,288)     (3,748)
                                            --------   --------   --------   --------   --------   -------   --------
                                            $179,000   $142,487   $ 58,840   $ 13,149   $ 98,174   $4,547    $ 46,414
                                            ========   ========   ========   ========   ========   =======   ========
OTHER NONRECURRING CHARGES:
  Drill Stem..............................  $ 34,950   $     --   $     --   $     --   $  6,950   $   --    $  6,950
                                            ========   ========   ========   ========   ========   =======   ========
DEPRECIATION AND AMORTIZATION:
  Drill Stem(b)(c)........................  $ 16,771   $ 13,685   $  8,260   $  6,929   $  7,954   $3,474    $  4,228
  Premium Tubulars........................    13,309     12,518      4,108      7,010      6,701    3,532       3,135
  Corporate...............................     1,093        848        150        548        549      274         276
                                            --------   --------   --------   --------   --------   -------   --------
                                            $ 31,173   $ 27,051   $ 12,518   $ 14,487   $ 15,204   $7,280    $  7,639
                                            ========   ========   ========   ========   ========   =======   ========
OPERATING INCOME (LOSS):
  Drill Stem..............................  $107,017   $ 91,919   $ 40,369   $ 11,482   $ 72,666   $4,298    $ 35,780
  Premium Tubulars........................    21,227     36,420     13,466     (5,315)    18,488   (3,469)      7,019
  Corporate...............................   (15,367)   (12,903)    (7,513)    (7,505)    (8,184)  (3,562)     (4,024)
                                            --------   --------   --------   --------   --------   -------   --------
                                            $112,877   $115,436   $ 46,322   $ (1,338)  $ 82,970   $(2,733)  $ 38,775
                                            ========   ========   ========   ========   ========   =======   ========
CAPITAL EXPENDITURES FOR PROPERTY, PLANT
  AND EQUIPMENT:
  Drill Stem..............................  $ 16,670   $ 19,956   $ 12,394   $  2,626   $  7,410   $1,118    $  3,541
  Premium Tubulars........................    20,698     14,468      3,899      5,190      8,982    2,619       5,330
  Corporate...............................       734        389        536         67         14       40          14
                                            --------   --------   --------   --------   --------   -------   --------
                                            $ 38,102   $ 34,813   $ 16,829   $  7,883   $ 16,406   $3,777    $  8,885
                                            ========   ========   ========   ========   ========   =======   ========
NON-CASH PORTION OF OTHER NONRECURRING
  CHARGES:
  Drill Stem..............................  $ 30,500   $     --   $     --   $     --   $  3,350   $   --    $  3,350
                                            ========   ========   ========   ========   ========   =======   ========

                                 GRANT PRIDECO

                                                     DECEMBER 31,                 JUNE 30,
                                            ------------------------------   -------------------
                                              1998       1997       1996       1999       1998
                                            --------   --------   --------   --------   --------
                                                                                 (UNAUDITED)
TOTAL ASSETS(D)
  Drill Stem..............................  $454,285   $374,923   $255,742   $394,979   $449,345
  Premium Tubulars........................   283,130    286,418    139,929    266,687    310,182
  Corporate...............................       899      1,257      1,022      1,520      1,077
                                            --------   --------   --------   --------   --------
                                            $738,314   $662,598   $396,693   $663,186   $760,604
                                            ========   ========   ========   ========   ========

---------------

(a) The Company evaluates performance and allocates resources based on EBITDA, which is calculated as operating income adding back depreciation and amortization, excluding the impact of other charges. Calculations of EBITDA should not be viewed as a substitute to calculations under GAAP, in particular operating income and net income. In addition, EBITDA calculations by one company may not be comparable to another company.

(b) Includes inventory write-downs of $2.5 million for the three and six months ended June 30, 1998 and $28.5 million for the year ended December 31, 1998, which have been classified as cost of sales in the accompanying Combined Statements of Operations.

(c) During 1996, the Company incurred a charge of $4.3 million associated with plant closures of a tool joint facility within the drill stem products segment. EBITDA and operating income for 1996 for this segment include accruals included within the $4.3 million charge of $1.5 million for this plant closure.

(d) Certain assets that are not directly attributable to a segment have been allocated to the segments primarily based upon revenues generated.

  Foreign Operations and Export Sales

     Financial information by geographic segment for each of the three years ended December 31, 1998 is summarized below. Revenues are attributable to countries based on the location of the entity selling products. Long-lived assets are long term assets excluding deferred tax assets.

                                              UNITED               LATIN
                                              STATES    CANADA    AMERICA    OTHER     TOTAL
                                             --------   -------   -------   -------   --------
                                                         (IN THOUSANDS)
1998
  Revenues.................................  $552,726   $31,925   $ 9,327   $52,827   $646,805
  Long-lived assets........................   276,374    18,399    76,559    16,686    388,018
1997
  Revenues.................................  $509,451   $45,080   $15,716   $59,774   $630,021
  Long-lived assets........................   228,754    19,713    44,399    18,487    311,353
1996
  Revenues.................................  $313,889   $10,261   $ 9,138   $34,048   $367,336
  Long-lived assets........................   149,316    19,195     6,923    10,582    186,016

  Major Customers and Credit Risk

     Substantially all of the Company's customers are engaged in the exploration and development of oil and gas reserves. The Company's drill pipe and related products are sold primarily to rig contractors, operators and rental companies. The Company's premium tubulars and connections are sold primarily to operators and distributors. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require

                                 GRANT PRIDECO
collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. Foreign sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's foreign sales, however, are to large international companies or are secured by letter of credit or similar arrangements.

     In 1998, 1997 and 1996, there was no individual customer who accounted for 10% of combined revenues.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tabulation sets forth unaudited quarterly financial data for 1998 and 1997.

                                1ST QTR     2ND QTR.      3RD QTR.      4TH QTR.       TOTAL
                                --------    --------      --------      --------      --------
                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
1998
  Revenues....................  $189,713    $172,002      $160,196      $124,894      $646,805
  Gross Profit................    55,487      54,264(a)     47,972         9,048(a)    166,771
  Selling, General and
     Administrative(b)........    11,292      11,039        12,240        12,873        47,444
  Nonrecurring Charges........        --       4,450(a)         --         2,000(a)      6,450
  Operating Income (Loss).....    44,195      38,775(a)     35,732        (5,825)(a)   112,877
  Net Income (Loss)...........    25,496      23,832(a)     20,515        (4,123)(a)    65,720
  Earnings (Loss) Per Share(c)
     Basic....................      0.26        0.25          0.21         (0.04)         0.68
     Diluted..................      0.26        0.25          0.21         (0.04)         0.67
1997
  Revenues....................  $126,532    $159,856      $168,091      $175,542      $630,021
  Gross Profit................    30,085      31,865        45,291        51,001       158,242
  Selling, General and
     Administrative(b)........     7,785      11,137        10,945        12,939        42,806
  Operating Income............    22,300      20,728        34,346        38,062       115,436
  Net Income..................    11,505      10,101        18,128        21,780        61,514
  Earnings (Loss) Per Share(c)
     Basic....................      0.12        0.11          0.19          0.23          0.64
     Diluted..................      0.12        0.10          0.19          0.22          0.63

---------------

(a) The company incurred $7.0 million and $28.0 million of pre-tax nonrecurring charges in the second and fourth quarters of 1998, respectively. The effect of these charges, net of tax, in the second and fourth quarters was $4.5 million and $18.3 million, respectively. Of these charges, $2.5 million and $26.0 million related to the write-off of inventory in the second and fourth quarters, respectively, and have been classified as cost of sales in the accompanying Combined Statements of Operations.

(b) Includes Weatherford overhead charges of $240,000 and $230,000 per quarter for the years ended December 31, 1998 and 1997, respectively.

(c) Basic and diluted earnings per share for Grant Prideco were calculated using Weatherford's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively. The per share data is based on the average number of shares of Weatherford common stock outstanding rather than the average number of shares of Grant common stock that would have been outstanding had the distribution of one share of Grant common stock for each two shares of Weatherford common stock been consummated.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRANT PRIDECO, INC.

                                            By:    /s/ FRANCES R. POWELL
                                              ----------------------------------
                                                      Frances R. Powell
                                               Senior Vice President and Chief
                                                       Financial Officer

Date: October 22, 1999

                                 EXHIBIT INDEX

          2.1            -- Form of Distribution Agreement, dated as of        ,
                            1999, between Weatherford and Grant
          3.1            -- Form of Restated Certificate of Incorporation of Grant
          3.2            -- Form of Restated Bylaws of Grant
          4.1            -- Form of Subordinated Promissory Note to Weatherford
         10.1            -- Form of Distribution Agreement, dated as of        ,
                            1999, between Weatherford and Grant (filed as Exhibit
                            2.1)
         10.2            -- Form of Tax Allocation Agreement, dated as of        ,
                            1999, between Weatherford and Grant
         10.3            -- Form of Transition Services Agreement, dated as of
                                   ,1999, between Weatherford and Grant
         10.4            -- Form of Preferred Supplier Agreement, dated as of
                                   , 1999, between Weatherford and Grant
         10.5            -- Form of Grant Prideco, Inc. 1999 Employee Stock Option
                            and Restricted Stock Plan
         10.6            -- Form of Grant Prideco, Inc. 1999 Non-Employee Director
                            Stock Option Plan
         10.7            -- Form of Grant Prideco, Inc. Individual Stock Option
                            Agreement
         10.8            -- Form of Grant Prideco, Inc. Foreign Executive Deferred
                            Compensation Plan
         10.9            -- Form of Grant Prideco, Inc. Executive Deferred
                            Compensation Plan
         10.10           -- Form of Grant Prideco, Inc. Deferred Compensation Plan
                            for Non-Employee Directors
         10.11           -- Form of Grant Prideco, Inc. 401(k) Savings Plan
         23.1            -- Consent of Arthur Andersen LLP
         21.1            -- List of Subsidiaries of Grant (giving effect to the
                            Spinoff)
         27.1            -- Financial Data Schedule
         27.2            -- Financial Data Schedule
         27.3            -- Financial Data Schedule